As filed with the Securities and Exchange Commission on May 20, 2008

Registration No. 333-148097

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to

Form S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

kgb

(Exact name of registrant as specified in its charter)

Delaware	4899	13-3670012
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

655 Madison Avenue
21st Floor
New York, NY 10021
(212) 909-8282

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Agent for Service
Zachary C. Green, Esq.
Global General Counsel
kgb
655 Madison Avenue
21st Floor
New York, NY 10021
(212) 909-8282

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph H. Kaufman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Jay Clayton, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $.01 per share	$250,000,000.00	$7,675.00(3)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 20, 2008.

Shares

kgb

Class A Common Stock

This is an initial public offering of shares of Class A common stock of kgb. kgb is selling          of the shares to be sold in this offering. The selling stockholders named in this prospectus are selling an additional          shares. kgb will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. Except with respect to voting and conversion, the rights of the holders of Class A common stock and Class B common stock will be identical. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock at any time at the option of the holder and automatically upon the occurrence of certain events. Following this offering, all of our Class B common stock will be held by our existing stockholders, who will retain approximately      % of the combined voting power of both classes of common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We have applied to list our Class A common stock on the New York Stock Exchange under the symbol ‘‘KGB’’.

See ‘‘Risk Factors’’ beginning on page 13 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceed, before expenses, to kgb	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares of Class A common stock from the selling stockholders at the initial public offering price less the underwriting discount. kgb will not receive any of the proceeds from the sale of the additional shares by the selling stockholders.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2008.

Goldman, Sachs & Co.   JPMorgan    Banc of America Securities LLC

Prospectus dated                 , 2008.

Through and including                  , 2008 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

 Prospectus Summary

This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including our historical consolidated financial statements and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in ‘‘Risk Factors’’ and ‘‘Forward-Looking Statements.’’

Throughout this prospectus, we refer to kgb, a Delaware corporation, and its consolidated subsidiaries as ‘‘we,’’ ‘‘our’’ and ‘‘us,’’ unless otherwise indicated.

Our Company

We are in the business of providing immediate, specific, accurate and convenient answers to questions 24 hours a day, every day. We are the largest provider of branded directory assistance services in Europe and the largest independent provider of outsourced directory assistance services in the United States. We have a track record of creating highly recognizable marketing campaigns that allow our brands to succeed in competitive markets. We answered over one billion requests for information in 2007 on the phone, by text message (SMS) and on the Internet. We are committed to developing products and services that help our users know more.

Our services generate revenues from users and advertisers across multiple platforms. We have created some of the most recognizable brands in Europe, such as ‘‘The Number 118 118’’ in the U.K. and ‘‘118 218’’ in France. Traditional directory assistance services provide phone numbers and addresses to businesses and individuals on the telephone. We have expanded our service offerings to include enhanced information and help services. For the year ended December 31, 2007, we generated $649.2 million in revenues and $42.4 million in net income. For the three months ended March 31, 2008, we generated $167.1 million in revenues and $15.3 million in net income.

We provide branded retail directory assistance and enhanced information and help services directly to customers in the U.K., France, Ireland, Switzerland, Austria and Italy. In these countries, directory assistance services were historically provided by regulated incumbents under one dial string or number, such as the 192 information service that existed in the U.K. prior to deregulation, or the existing 411 information service in the United States. Many European countries, including the U.K., France, Germany and Spain, have deregulated directory assistance services, allowing new entrants like us to compete with new dial strings and brands.

We handle more directory assistance calls in Europe than any other retail directory assistance service provider. We first launched our services in Europe in 2003, when, upon deregulation in the U.K., we displaced the U.K. market leader and incumbent, British Telecom. In 2006 we launched our service in France and surpassed the regulated market incumbent at that time, France Telecom. We have the number one market position in directory assistance in each of these markets, with a 57% share of call volume in the U.K. in the fourth quarter of 2007 and a 51% share of call volume in France in the fourth quarter of 2007. We estimate that we hold the number two market positions in Ireland and Switzerland with a 32% and 40% share of call volume, respectively.

In January 2007, capitalizing on our large customer base, leading market share and brand awareness in Europe, we began offering 118//Media — a suite of advertising-based services — in the U.K. and Ireland to small, medium and large businesses. 118//Media provides advertisers with a measurable means of targeting interested customers at the national and local levels. Businesses purchase a bundled advertising package of enhanced voice, mobile text and online services, with each package targeting a number of geographic areas. Related directory assistance queries made in those areas are then directed to the specific business by a call center operator and by SMS. During 2007, we entered into annual contracts with over 7,000 small, medium and large businesses for our 118//Media service. We believe this advertising-based service business represents a growth opportunity for us, and we plan to launch this service elsewhere in the future.

In the United States, we are the largest independent provider of outsourced directory assistance services to telecommunications carriers and other corporate customers, including wireless telecommunications, cable telephony, voice over Internet protocol (VoIP) and free information operators. Our largest U.S. customers by revenue are Sprint Nextel, Verizon Wireless, Comcast, Cox Communications, U.S. Cellular and Cricket.

Utilizing a VoIP communications network, a continually updated information database and 17 owned and 12 outsourced call centers located in 12 countries, we provide timely and accurate responses to our customers while maintaining low operating costs.

Industry Overview

Europe

According to The Pierz Group, LLC, the voice directory assistance industry in Europe generated $2.6 billion in revenues in 2006. Many European countries, including the U.K., France, Germany and Spain, have deregulated directory assistance services, allowing new entrants to compete on a retail basis with new dial strings and brands. In deregulated markets, customers can choose from a variety of branded providers and are charged a fixed price per call plus a price per minute for each minute of use. A customer’s choice is typically based on brand awareness, quality of service and the range of services offered. The majority of revenues in deregulated markets are retained by the directory assistance provider. According to The Kelsey Group, the European directories market, including yellow pages, online directories and local search, is expected to grow from $9.2 billion in revenues in 2006 to $11.9 billion in 2011. This increase is expected to be driven primarily by an 18% compounded annual growth rate in online directory and local search revenues, from $1.7 billion in 2006 to an expected $4.0 billion in revenues in 2011. Additionally, based on research by Forrester and eMarketer, the online and mobile advertising industries in Europe generated $9.4 billion and $450 million in revenues, respectively, in 2006, and are expected to grow to $18.5 billion and $3.4 billion in revenues, respectively, in 2011.

North America

In contrast to deregulated European countries, where consumers can choose their directory assistance provider, in the United States, directory assistance access is controlled by the telecommunications providers. According to Frost & Sullivan, the directory assistance industry in the United States generated $6.3 billion in retail revenues in 2006. While traditional directory assistance call volume in the United States is expected to remain relatively flat overall, the wireless, cable telephony and VoIP call volumes on which we focus are expected to grow. In our wholesale markets, we typically have long-term relationships with our customers and receive a fixed price for each call we answer on behalf of those customers. Carriers typically retain the majority of the revenues from these calls.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Best-in-class brands and marketing

We have created and manage some of the most recognizable brands in Europe. Following the deregulation of the U.K. market in 2003, we launched ‘‘The Number 118 118’’ brand and our well-recognized ‘‘twins’’ advertising campaigns featuring two similarly distinctive hirsute runners. In the U.K., ‘‘The Number 118 118’’ ranked #1 in advertising recall among consumers in 2003 and 2004, for a total of seven non-consecutive weeks, according to Marketing, a widely recognized advertising industry publication. Our advertising campaigns in the U.K. have also won numerous awards.

As European markets deregulated, we replicated our successful branding and marketing strategy in other countries using culturally-relevant adaptations of our ‘‘twins’’ advertising campaign. We entered the French market and launched the branding of our Swiss dial string in 2006, and we re-branded our operations in Ireland in 2007. In these retail markets and in the U.K., the combination of strong brand awareness and high-quality service has created customer loyalty. For example, in 2007 in the U.K., we estimate that over 50% of our callers were repeat callers.

Leading branded market positions

We maintain leading positions in the markets in which we operate. We achieved the largest market share in the U.K. upon deregulation in 2003, and we achieved the largest market share in France upon deregulation in 2006. We subsequently increased our leading market share in both markets. We estimate that we are the number two provider of branded directory assistance services in Ireland and Switzerland. We are the largest independent provider of outsourced directory assistance services in the U.S.

Differentiated service offerings

We provide enhanced directory assistance services. These services include connecting users directly to businesses, providing phone and address information for businesses and other establishments, offering comprehensive listings for cinemas, restaurants, train schedules and hotels and providing answers to almost any customer question.

We manage over 270 million listings globally, over 190 million of which are in the United States. We change up to three million of these listings daily and believe we provide more accurate information than printed and online directories, as printed directories are provided to callers once or twice a year and Internet directories are typically updated on a monthly basis.

High-quality service

We typically rank as one of the highest quality directory assistance service providers. For example, the Paisley Group recognized us as the highest quality provider of directory assistance services in the U.K. in 2006 and in the United States in 2007. Our network of 17 company-owned call centers in eight countries and 12 outsourced call centers in seven countries allows us to optimize available network capacity and respond rapidly to customer queries.

Long-term relationships with corporate customers

We believe we have distinguished our outsourcing directory assistance services in the U.S. by providing high-quality service at competitive prices. This has resulted in strong long-term relationships with our largest corporate customers, including Verizon Wireless (and its predecessors) since 1996 and Sprint Nextel since 2002.

Large scale, efficient operations

We answered over one billion phone calls in 2007. Our VoIP communications network, information database and multiple call centers generate economies of scale that allow us to provide timely and accurate responses at low cost.

Strong cash flow generation

Our business generates significant recurring cash flows due to our growing revenues, operating profit margins, low capital expenditures and low working capital requirements. Our ability to generate strong cash flows has allowed us to grow by reinvesting in new brands, markets, products and services and acquisitions.

Strong and experienced management team

Our management team, led since our inception in 1992 by our founder, Chairman and Chief Executive Officer, Robert Pines, has an established track record of successfully creating and launching new brands by entering new markets and promoting new services using popular advertising campaigns. Our management team has demonstrated the ability to grow our business both organically and through acquisitions.

Our Strategy

We intend to continue to build new brands and strengthen our leading market positions by pursuing the following strategies:

Continue to build premium brands

We believe our ability to use creative marketing and provide high-quality service allows us to create strong, leading brands and to extend our current brands. Our strategy focuses on broadening brand recognition and continuing to create new, widely-accepted products, brands and services across multiple markets, platforms and products. Recently we launched several initiatives, including our rebranded voice directory assistance service in Ireland, our branded voice directory assistance service in Switzerland, our advertising-based services 118//Media and 0 800 118 Free, and 118.com. In addition we will consider opportunities that we believe would complement, enhance or expand our current brands, products and services and increase our profitability.

Leverage existing brands to maximize value

We intend to leverage our portfolio of brands by continuing to encourage our customers to increase the breadth of questions that they ask and the ways in which we earn revenues from our responses. The continued development of our existing brands also provides us with the opportunity to target new customers and establish ourselves as a ‘‘total local search solution’’ for users.

Expand usage of ‘‘find’’ on the phone

As opposed to the typical online search that yields large quantities of information, which may not always be relevant or accurate, our live call center operators provide our customers accurate and relevant information in a convenient and timely manner. We believe our new information and help services will expand consumers’ ability to ‘‘find’’ information using their phones, leading to an increase in our call volume from new and existing users and revenue per call.

Migrate ‘‘find’’ services to Internet and mobile searches

We are currently exploring multiple new search initiatives, including two-way SMS and 118.com. In November 2006, we began a two-way fee-based SMS search service in the U.K. that is operator-supported to provide more relevant information than other, freely available SMS search services. In addition, we operate the 118.com Internet website that provides consumers with online directory information and provides businesses with targeted, relevant and local advertising opportunities in the U.K. and Ireland. In May 2008, we also launched our new search engine, www.kgb.com.

Pursue advertising-based initiatives through 118//Media

In January 2007, we began offering 118//Media in the U.K. and Ireland. 118//Media offers businesses bundled voice, mobile and online advertising packages that target customers located in specific geographic areas and direct customers’ directory assistance queries made in those areas to their business. For example, a caller requesting a ‘‘florist’’ may be directed to a florist that is a

118//Media advertiser, and the related text message sent to the caller may feature enhanced information, such as discounted rates or special promotions offered by that florist. We plan to launch these services elsewhere in the future.

Grow through acquisitions

We have a successful history of acquiring complementary businesses, integrating them into our existing operations and realizing significant synergies. Our 2006 acquisition of Conduit provided us entry into the directory services markets in Ireland, Austria and Switzerland and expanded our presence in the U.K. Our 2006 acquisition in North America of Excell Services, which we refer to as Excell, broadened our product offerings, expanded our directory assistance customer base and provided us entry into the customer care market, including food ordering. We intend to pursue acquisitions that improve our competitive position and that leverage our brands, infrastructure and marketing capabilities in order to expand into new geographic regions, services or product areas.

Our History

kgb (formerly, INFONXX, Inc.) was founded in 1992 as an outsourced provider of directory assistance services in the United States. In the mid-to-late 1990s, we signed outsourced directory assistance services contracts with several large U.S. wireless carriers. In 2002, we opened our first offshore call center in the Philippines and further expanded our wholesale customer base.

In 2003, we capitalized on our directory assistance expertise in the United States, technology infrastructure and call center network and combined them with an effective marketing campaign to establish a leading brand and market position in the deregulating U.K. directory assistance market. The U.K. launch was followed by branded directory assistance service launches in Italy in 2005 and in France and Switzerland in 2006. Also in 2006, we expanded our service offerings in the United States and the U.K. and entered the Austrian, Irish and Swiss markets through acquisitions.

On April 29, 2008, we changed our corporate name from INFONXX, Inc. to kgb. We believe our new name and related marketing efforts will more effectively support our existing and future product offerings. Some of our businesses, such as our national directory service businesses, many of which have established leading market positions, will continue to operate under their existing brand names. The new name will apply to our multi-platform search services which utilize SMS, MMS messaging and the Internet, including the www.kgb.com website.

Our Reasons for Going Public

We have decided to become a public company:

•	to provide us with an additional source of capital that we can use to invest in our existing businesses and expand into complementary new businesses;

•	to provide us with a publicly-traded equity currency and to enhance our flexibility in pursuing future strategic acquisitions;

•	to provide liquidity to our existing stockholders;

•	to enhance our firm’s brand; and

•	to expand the range of financial and retention incentives that we can provide to our existing and future employees through the issuance of equity-related securities representing an interest in the value and performance of our firm as a whole.

Risks Relating to Our Business and This Offering

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. An investment in our Class A common stock is also subject to additional risks. See ‘‘Risk Factors’’ beginning on page 13 for a discussion of the factors you should consider before buying shares of our Class A common stock. These risks include:

•	Decreasing Call Volumes and Revenue Per Call. We may face flat or decreasing call volumes and reduced revenue per call in any or all of our markets for a variety of reasons, resulting in a decline in revenues and results of operations. Our call volume could decline if telephone users change their usage habits and rely on alternative media or technology as their primary source for information. Furthermore, in our North American wholesale markets, our revenue per call has declined from $0.32 in 2005 to $0.27 in 2007. A further decline in revenue per call could adversely affect our revenues and results of operations.

•	Brand Dependence. If we fail to successfully maintain or enhance our brands or our brands fall out of favor with customers, our business and operating results will be adversely affected. Adverse messaging directed against, or negative publicity related to, any of our brands may harm the profile of our brands or reduce our market share.

•	Difficulties in Implementing Growth Strategies. Future acquisitions, joint ventures, or other efforts to pursue additional growth strategies may not be successful or may strain our operations. The anticipated benefits of these efforts may never be realized or may be realized only in part and may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

•	Challenges in Launching in New Markets. We face significant challenges in launching new products and services across different markets and geographic areas. The adoption of our products and services in new or unrelated markets and geographic areas may take significant time and expense, or involve a protracted and costly advertising campaign, and ultimately may not be successful.

•	Limited Voting Power. Our Class B common stock, which will entitle holders to 10 votes per share, will be held by our existing stockholders and following this offering will represent % of the combined voting power of our outstanding common stock. As a result, you will have substantially limited ability to influence corporate matters. The market price of our Class A common stock also could be adversely affected.

•	Absence of Trading Market. Prior to this offering, there has not been a public market for our Class A common stock, and we cannot predict the extent to which investor interest in our company will lead to the development of a trading market in our Class A common stock, or how liquid that market might become.

•	Dilution. You will experience an immediate and substantial dilution of $ per share of Class A common stock because the price per share of Class A common stock in this offering is substantially higher than the net tangible book deficit of each share of Class A common stock outstanding immediately after this offering.

•	Costs Associated with Becoming a Public Company. We expect to incur additional legal, accounting, reporting and other expenses as a result of becoming a public company and having publicly traded common stock. Such additional expenses going forward could negatively impact our financial results.

Any of these factors or other factors described in this prospectus under ‘‘Risk Factors’’ may limit our ability to successfully execute our business strategy or otherwise adversely affect our business.

Recapitalization

Immediately prior to the consummation of this offering, we will effect a recapitalization to convert all outstanding shares of our common stock and our preferred stock into newly designated Class B common stock. Simultaneously with the recapitalization, we will convert all of our outstanding equity incentive awards into equity incentive awards relating to shares of our Class B common stock. The conversion ratio used in the recapitalization will be              shares of Class B common stock for each share of existing common stock (including preferred stock convertible into, and options exercisable for, existing common stock).

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. Except with respect to voting and conversion, the rights of the holders of Class A common stock and Class B common stock will be identical. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock at any time at the option of the holder and automatically upon the occurrence of certain events. See ‘‘Description of Capital Stock.’’

All shares to be sold in this offering will be shares of Class A common stock. Immediately prior to the consummation of this offering, the shares to be sold by the selling stockholders will be converted from Class B common stock to Class A common stock on a one-for-one basis.

The Offering

Issuer	kgb

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares(1)

Class A common stock outstanding after the offering	shares

Class B common stock outstanding after the offering	shares(2)

Total common stock outstanding after the offering	shares

Voting rights	Except as described in this prospectus with respect to voting and conversion, the Class A common stock and Class B common stock will be identical and vote together as a single class. In addition, each class of common stock will have the following characteristics.

Class A common stock	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class B common stock	10 votes per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Dividend policy	We do not intend to pay any cash dividends on either class of our common stock following this offering, and instead intend to retain earnings, if any, for future operations and expansion. See ‘‘Dividend Policy.’’

Proposed trading symbol

KGB

(1)	Immediately prior to the consummation of this offering, the selling stockholders will convert an aggregate of shares of Class B common stock into an equal number of shares of Class A common stock on a one-for-one basis.
(2)	Following the consummation of this offering, our existing stockholders will collectively hold approximately % of the total voting power in our company and will be able to exercise control over our management and affairs and all matters requiring stockholder approval.

Use of proceeds	We expect to receive approximately $ million of net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these net proceeds for general corporate purposes, including potentially to repay a portion of our outstanding indebtedness and to help fund future strategic acquisitions. Pending application of the net proceeds, we may temporarily invest a portion of the net proceeds in short-term marketable securities.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Unless we indicate otherwise, the number of shares of common stock that will be outstanding after this offering:

•	assumes the underwriters do not exercise their option to purchase additional Class A common shares from the selling stockholders;

•	excludes shares of Class B common stock issuable upon the exercise of options held by our officers and employees outstanding as of , 2008 with a weighted average exercise price of $ per share; and

•	excludes shares of Class A common stock that will be authorized and reserved for issuance in relation to potential future awards under our 2008 Omnibus Incentive Plan to be adopted in connection with this offering.

Our Corporate Information

kgb (formerly INFONXX, Inc.) is a Delaware corporation that was founded in 1992. Our principal executive offices are located at 655 Madison Avenue, 21st Floor, New York, New York 10021 and our telephone number is (212) 909-8282. Our website address is www.kgb.com. The information and content contained on our website are not part of this prospectus.

Summary Historical Consolidated Financial Data

The information set forth below should be read in conjunction with the information under ‘‘Capitalization,’’ ‘‘Selected Historical Consolidated Financial Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 was derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2005 was derived from our audited consolidated financial statements not included in this prospectus. The summary historical consolidated financial data as of March 31, 2008 and for the three months ended March 31, 2007 and 2008 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus and includes all adjustments that we consider necessary for a fair presentation of the financial information for such periods.

	Year ended December 31,							Three months ended March 31,
	2005		2006			2007		2007		2008
								(unaudited)
	(in thousands, except per share data)
Statement of Operations data:
Operating revenues, net		$307,991		$499,113			$649,220		$152,302		$167,090
Operating costs		197,750		322,219			380,788		91,648		94,358
Gross Profit		110,241		176,894			268,432		60,654		72,732
Selling, general and administrative		108,019 (1)		183,111	(1)(2)		163,828 (1)		38,794		41,680
Income (loss) from operations		2,222		(6,217)			104,604		21,860		31,052
Interest income		2,110		1,345			1,514		266		321
Interest expense		(2,498)		(12,629)			(44,834)		(11,312)		(10,238)
Loss on debt extinguishment		—		(4,371)			—		—		—
Other income, net		1,281		3,163			2,437		296		2,788
Income (loss) before income taxes		3,115		(18,709)			63,721		11,110		23,923
Income tax (expense) benefit		(1,352)		(2,081)			(21,291)		(3,768)		(8,659)
Net income (loss)		1,763		(20,790)			42,430		7,342		15,264
Dividends on preferred stock		—		(179,253)			—		—		—
Net income (loss) available to common stockholders		$1,763		$(200,043)			$42,430		$7,342		$15,264
Basic earnings (loss) per share of common stock	$		$			$		$		$
Weighted average shares
Diluted earnings (loss) per share of common stock	$		$			$		$		$
Weighted average shares
Dividends declared per share of common stock	$		$			$		$		$

	As of December 31,			As of March 31,
	2005	2006	2007	2008
				(unaudited)
Balance Sheet data:	(in thousands)
Current assets	$106,743	$155,483	$178,001	$206,063
Total assets	177,505	414,599	422,217	452,302
Current liabilities	80,390	102,089	117,863	125,184
Long-term debt, net of current portion	22,957	495,613	439,024	448,425
Total debt	31,031	499,016	442,196	451,805
Stockholders’ equity (deficit)	73,006	(197,860)	(150,895)	(138,128)

	Year ended December 31,			Three months ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Cash Flow data:	(in thousands)
Depreciation & amortization	$17,428	$28,142	$34,476	$7,829	$8,004
Capital expenditures	28,147	21,688	10,896	1,381	2,705
Cash flows provided by (used in):
Operating activities	55,875	(5,259)	99,179	24,841	22,528
Investing activities	(28,688)	(190,953)	(11,282)	(2,116)	(2,778)
Financing activities	(9,921)	165,008	(68,973)	(10,980)	(423)

	Year ended December 31,						Three months ended March 31,
	2005		2006		2007		2007		2008
							(unaudited)
	(in thousands)
Operating Revenues by Segment:		(3)		(3)		(3)		(3)		(3)
Europe	$158,948	52%	$311,466	62%	$434,926	67%	$99,446	65%	$113,350	68%
North America	149,043	48%	187,647	38%	206,291	32%	52,050	34%	47,971	29%
118//Media	—		—		8,003	1%	806	1%	5,769	3%
Total	$307,991	100%	$499,113	100%	$649,220	100%	$152,302	100%	$167,090	100%
Adjusted EBITDA by Segment:(4)
Europe	$(7,335)		$22,106		$135,913		$24,304		$35,984
North America	27,046		26,652		28,751		8,772		6,955
118//Media	—		—		(25,515)		(3,370)		(3,866)
Total(5)	$19,711		$48,758		$139,149		29,706		39,073

(1)	As we enter new markets, we incur initial advertising expenses during our brand launch period. In 2005 and 2006, we incurred $50.1 and $52.1 million, respectively, of advertising expense to launch new services in Europe. In 2007, we incurred $26.2 million in sales, marketing and product and business development costs related to the launch of 118//Media.
(2)	Includes impact of one-time stock bonus referred to in Note 12 to the consolidated financial statements included elsewhere in this prospectus.
(3)	Percentage of total operating revenues.
(4)	For information on our use of Adjusted EBITDA in our reporting segments, see Note 15 to the consolidated financial statements included elsewhere in this prospectus.
(5)	‘‘Total Adjusted EBITDA’’ is calculated as the sum of our consolidated income (loss) from operations, plus depreciation and amortization and accretion of asset retirement obligations expense, in each case on a consolidated basis determined in accordance with GAAP, adjusted for a one-time stock bonus of $26.8 million granted in December 2006. We find Total Adjusted EBITDA to be useful as a measure for understanding the performance of our operations from period to period. We use Total Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. Adjustments relating to interest expense, income tax expense, depreciation and amortization and other income, net are each customary adjustments in the calculation of supplemental measures of performance. We believe such adjustments are meaningful because they are indicators of our core operating results and our management uses them to evaluate our business. Similarly, we believe that the one-time exclusion of share based compensation expense and the exclusion of accretion expense provides investors with a more meaningful indication of our performance as these non-cash charges relate to the debt and equity portions of our capital structure and not our core operating performance.
However, Total Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as income (loss) from operations and net income (loss). Total Adjusted EBITDA as an operating performance measure has material limitations since it excludes the statement of operations impact of depreciation and amortization expense, accretion expense, other income/(expense), net, interest expense, net, the provision (benefit) for income taxes and share based compensation and therefore does not represent an accurate measure of profitability. We have significant intangible assets and amortization expense is a meaningful element in our financial statements and therefore its exclusion from Total Adjusted EBITDA is a material limitation. We have a significant amount of debt, and interest expense is a necessary element of our costs and therefore its exclusion from Total Adjusted EBITDA is a material limitation. We generally incur significant income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore its exclusion from Total Adjusted EBITDA is a material limitation. In light of the foregoing limitations, we do not rely solely on Total Adjusted EBITDA as a performance measure and also consider our GAAP results. As a result, Total Adjusted EBITDA should be evaluated in conjunction with net income (loss) for complete analysis of our profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to Total Adjusted EBITDA. As Total Adjusted EBITDA is not defined by GAAP, our definition of Total Adjusted EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.
Set forth below is a reconciliation for each period presented of Net income (loss) to Total Adjusted EBITDA:

	For the year ended December 31,			For the three months ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)
Net income (loss)	$1,763	$(20,790)	$42,430	$7,342	$15,264
Income tax (benefit) expense	1,352	2,081	21,291	3,768	8,659
Income (loss) before income taxes	3,115	(18,709)	63,721	11,110	23,923
Loss on debt extinguishment	—	4,371	—	—	—
Other income, net	(1,281)	(3,163)	(2,437)	(296)	(2,788)
Interest income	(2,110)	(1,345)	(1,514)	(266)	(321)
Interest expense	2,498	12,629	44,834	11,312	10,238
Operating income (loss)	2,222	(6,217)	104,604	21,860	31,052
Depreciation, amortization, and accretion	17,489	28,207	34,545	7,846	8,021
Non-cash stock compensation	—	26,768	—	—	—
Total Adjusted EBITDA	$19,711	$48,758	$139,149	$29,706	$39,073

 Risk Factors

Risks Related to Our Business

We may face flat or decreasing call volumes and reduced revenue per call in any or all of our markets for a variety of reasons, resulting in a decline in revenues and results of operations.

Our success depends on people using directory assistance services to obtain information and preferring our products and services to those of our competitors. Consumers can obtain information from multiple sources provided by various products, services and media outlets. The information provided by our services is accessible, for instance, through yellow pages print directories, the Internet and mobile devices other than wireless phones and through other technologies and protocols, such as automated directory assistance services, advertiser-supported services, which are free, and wireless application protocol equipped mobile devices. The use of automated directory assistance services or the Internet at work and at home may lead to changes in consumer preferences and habits and decrease or eliminate the demand for telephone-based or voice-based directory or information services. Acceptance of existing and developing technologies and protocols, such as automated directory assistance services, voice recognition and wireless application protocol, could adversely affect our business. Our call volume could decline if telephone users change their usage habits and rely on alternative media or technology as their primary source for information. Furthermore, in our North American wholesale markets, we typically provide our services under long-term contracts with corporate customers pursuant to which we receive a fixed price for each call we answer on behalf of these customers. Carriers typically retain the majority of the revenues from these calls. Revenue per call varies widely, and is determined by type of services provided, whether the call was handled by us onshore or offshore and the price the caller is charged. Our revenue per call in North America has declined from $0.32 in 2005 to $0.27 in 2007, principally as a result of competitive pressures and offshore call-handling procedures. We believe that the decline in revenue per call will continue but is expected to moderate slightly once the impact of offshore and alternative call-handling procedures is fully reflected in the wholesale market. A further decline in revenue per call would adversely affect our revenues and results of operations.

Our business depends on strong brands. If we fail to successfully maintain or enhance our brands or our brands fall out of favor with customers, our business and operating results will be adversely affected.

The brand portfolio that we have developed has significantly contributed to the success of our business. We believe that maintaining and enhancing our brands is critical to our ability to continue to expand our caller base and reach new customers and may require substantial investments by us in advertising and product development. In addition, our brands may fall out of favor with customers at any time. Competitor brands may displace our brands in popularity and awareness and result in reduced use of our products and services. Adverse messaging directed against, or negative publicity related to, any of our brands may harm the profile of our brands or reduce our market share. Any unforeseen or unpreventable uses of the images associated with our brands by persons other than us in a manner that we do not condone may harm our reputation and the public perception of our brands and materially reduce their value. If we fail to maintain or enhance our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected.

Future acquisitions, joint ventures, or other efforts to pursue additional growth strategies may not be successful or may strain our operations.

We have evaluated, and expect to continue to evaluate, a wide array of potential strategic acquisitions or business opportunities. If we fail to adequately address financial and operational risks associated with acquisitions or business opportunities, these activities may adversely affect our business.

These risks may include, among other things:

•	Failure to successfully source or consummate adequate acquisition opportunities;

•	Failure to achieve or realize expected synergies and cost savings;

•	Difficulties in brand-building in new or unrelated markets and geographic areas.

•	Difficulties in assimilating the operations, technology, information systems and personnel of an acquired company, including the inability to maintain uniform standards, controls and policies;

•	Diversion of management time and focus from operating our business to acquisition integration challenges;

•	Difficulties in entering into markets in which we have no direct prior experience and potential marketing expenses related thereto;

•	Use of cash resources, potentially dilutive issuances of equity securities and incurrence of additional debt and contingent liabilities;

•	Significant write-offs related to goodwill and amortization expenses related to other intangible assets;

•	The need to implement or remediate controls, procedures and policies appropriate for a public company at companies that prior to the acquisition lacked these controls, procedures and policies;

•	Cultural challenges associated with integrating employees from the acquired company into our organization; and

•	Retaining employees from the businesses we acquire.

Foreign acquisitions involve unique risks in addition to those described above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. The anticipated benefits of any acquisition may never be realized or may be realized only in part. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We face significant challenges in launching new products and services across different markets and geographic areas.

An important part of our business strategy is to launch and promote new products and services designed to attract new customers, expand our business into new markets or services, or increase use of existing services. The adoption of our products and services in new or unrelated markets and geographic areas, however, may take significant time and expense, or involve a protracted and costly advertising campaign, and ultimately may not be successful. Potential customers, for instance, may have existing relationships with our competitors and may not want to make the transition to our products and services, or they may not recognize the relative benefit of a product or service and so refrain from using it.

In addition, we face varying challenges in different markets and geographic areas, depending on whether we are entering the market for the first time, the size of the market, the culture of the customers in that market, whether we can adapt our products and services to successfully compete in the market and whether we can successfully launch a new service, including a service unrelated to our current offerings. Entering a new market or geographic area, or launching a new product or service, may require substantial investment. No size investment, however, can ensure that we will succeed in the market or geographic area in the time-frame originally estimated or at all. Moreover, as a U.S. company, our product and services may not be well received in certain new foreign markets. These and other challenges may impact our launch of future brands, products or services in new or existing markets, which could have a material adverse effect on our operating results and financial condition.

Our trademark, brand and other intellectual property rights are valuable, and failure to protect them could reduce the value of our brands, products and services.

Our brand rights are important assets for us. We have registered and will continue to register trademarks as a means of protecting our brands. Registration of our brands, however, may not always protect our trademarks from infringement. For instance, in 2007, we had commercial challenges to our trademarks in the U.K. and Switzerland. While we prevailed in these instances, if we are not successful in protecting our trademark rights in the future, our revenues, results of operations and cash flows may be adversely affected. In addition, effective trademark protection may not always be available to us or may be limited in some places. For example, it may be more difficult for us to successfully challenge infringement of our brands in some countries due to the political or social environment or because the marks are not made available to us, for instance because they are already registered to another person. While we do not believe our current trademark protection is insufficient in any country in which we do business, we cannot assure you that the efforts we have made to protect our proprietary rights will be sufficient or effective.

Although we seek to obtain patent protection for our innovations, protecting our intellectual property rights is costly and time consuming. Unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results. In addition, some of our brands, products, services or innovations may not be protectable. Finally, the costs and resources associated with obtaining patent protection may lead us to choose not to protect certain innovations that later turn out to be important or not to protect certain innovations in certain jurisdictions. As a result, it is possible that, despite our efforts, the scope of any intellectual property protection we enjoy will be insufficient.

Any inability to achieve desired pricing levels could adversely affect our operating results.

We are subject to competitive pressures with respect to pricing that affect our revenues and could adversely affect our ability to maintain profitability. In our wholesale business, our pricing levels have declined and may continue to decline. The prices that we charge these wholesale customers are subject to the terms of our contracts. In the past, we have been able to offset price declines by lowering our costs through greater efficiencies, the use of offshore call centers and other methods. However, we may not be able to continue to reduce our costs in the future to offset competitive pricing pressure. In our branded retail businesses, any future price increases may result in call volume reduction. In addition, in the U.K. and Ireland the overall price charged to the caller on mobile calls in our branded retail business is determined by the wireless carrier. While we may not increase our price, a wireless carrier may increase the overall price for a directory assistance phone call. Wireless carriers may increase prices to the point where a large number of callers use directory assistance services less frequently or use other less expensive alternatives. Furthermore, while in the past we have maintained market leading shares in our branded retail business despite competitors offering lower prices, this may not continue to be the case. Competitors may begin to offer directory assistance services at a low enough price to either force us to reduce our prices or relinquish our market position. In either case, our operating results could be adversely affected.

A small number of companies dominate the telecommunications market and, as a result, our ability to grow in the United States wholesale market is dependent on factors over which we have limited control.

In our wholesale markets, we provide outsourced directory assistance services to telecommunications carriers and other corporate customers. We do not have direct relationships with individual callers in these markets. Rather, our customers maintain the direct relationships with the individual callers seeking directory assistance services, and thus are able to control a number of factors that could impact the volume of our wholesale business. For example, our wholesale customers are able to control the pricing terms, packages and services offered to callers. They may have conflicts of interest with us, and may not always act in the best interests of our company. As a result, they could introduce, amend or terminate or otherwise change any of the pricing terms, packages and services they offer to callers, or otherwise alter the terms of the relationships with individual callers, in such a way that could have an adverse effect on our operating results.

Mergers, acquisitions and alliances among telecommunications companies, which may involve both our customers and our competitors, may result in fewer carriers in the marketplace, lost carrier customers, increased negotiating leverage for newly affiliated carriers and more effective competitors, any of which could have an adverse effect on our business.

We generate a large portion of our revenues in the United States from a limited number of wholesale customers. If our contracts are terminated, if we fail to renew our contracts or if we do not meet our contractual obligations, our business in the United States could be adversely affected.

A limited number of wholesale customers, including Verizon Wireless and Sprint Nextel, account for a large portion of our revenues in the United States. Our contract with Sprint expires in 2010, and our contract with Verizon Wireless may be terminated by either party on six months’ notice. Although we have provided services to Verizon Wireless (and its predecessors) since 1996, during which period this contractual arrangement has been extended several times, we cannot assure you that this relationship will continue. In addition, contracts with some of our other wholesale customers are non-exclusive and/or allow the customer to direct call volume to alternative directory assistance services providers. If the volume of calls directed to us decreases, our revenues will be adversely affected.

We are also subject to contractual obligations that require us to provide specified levels of service to our wholesale customers. A failure to meet these specified service levels may require us to pay contractual monetary penalties. In addition, any of our wholesale customers may choose not to renew their contract or to terminate their contract. If we fail to extend or replace our contracts or our contracts are unilaterally terminated, our business could be adversely affected.

Existing and future regulations could increase our costs of operations, limit our growth in existing markets and our ability to enter into new markets, and may adversely affect our operations, financial results, and ability to execute our business strategy.

The offering of directory assistance and information services is regulated by various regulatory authorities in Europe and the United States. In Europe, while the European Union may set overall policy direction, each country controls its own implementation. As a result, the deregulation of the European directory assistance services market has not been uniform and the ongoing regulation may be unpredictable or inconsistent from country to country. The regulatory framework of each European country in which we operate affects our cost structure, how we provide services, how our services are priced, our access to data and our ability to market to individuals. Regulation may also be open to interpretation. For instance, in 2007, Telecom Italia, Italy’s largest telecommunications company, interpreted newly enacted regulation to effectively deny callers access to our ‘‘892 892’’ dial string. Cooperation from the relevant European regulatory entity is essential to ensure a fair market during the deregulation process and at all times thereafter. Lack of cooperation may result in higher operational, marketing and other costs or may preclude expansion in an existing market or entering into a new market altogether.

In the United States, the Federal Communications Commission, or the FCC, has jurisdiction over all U.S. telecommunications common carriers to the extent they provide interstate or international communications services, including, in our case, the use of our local networks to originate or terminate our services.

The application of the European regulators’ and the FCC’s current and/or future policies could have a material adverse effect on our business, operating results and financial condition. In addition, the adoption of new laws or regulations or changes to the existing regulatory framework, including potential regulations related to pricing, could adversely affect our business plans.

Other aspects of our services may be subject to state or federal regulation in the United States, Europe or elsewhere, such as regulations relating to the confidentiality of data and communications, copyright issues, the taxation of services or our ability to sell advertising or route calls or otherwise conduct our business. We cannot predict the actions that federal, state, and local regulators may take or what impact such actions would have on our business.

We rely heavily on vendors and any significant disruption in their services to us, a decline in the quality of their services or a similar development could result in a disruption of service to our customers and an adverse affect on our operating results.

We purchase outsourced call center services from third-party vendors for our businesses in France, Italy, Switzerland and the United States, including services provided by correctional facilities in the United States. In addition, we purchase network, telecommunications and other technical services from vendors throughout the world. We cannot guarantee that any such services will continue to be available to us on favorable or acceptable terms, or at all. Also, it is not possible for us to control the service quality of call centers to which we outsource. A decline in the quality of service provided by outsourced call centers could adversely affect our reputation and brand. Furthermore, if the markets in which we currently operate grow beyond our internal capacity to service them, we may have to rely more heavily on vendors. Any significant disruption in the operation of, or a decline in the quality of service provided by, one or more of our outsourced call centers or our vendors for network, telecommunications or technical services may cause interruptions in the services we provide to customers and may lead to decreases in call volumes and a decline in revenues. Furthermore, if we are unable to continue purchasing such services, or if the pricing terms at which we purchase them rise significantly, our operating results may be adversely affected.

Systems failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses or other attempts to harm our systems, or similar events. We may experience significant damage to or failure of our network, our connections to third parties, our computer hardware or software or our customers’ or suppliers’ computer hardware or software. Any such significant damage or failure could impair our collection, processing or storage of data, disrupt the provision of our services and result in the loss of current and potential customers. In addition, if call volumes increase, we may need to expand and/or upgrade our technology and network hardware and software. Capacity limits on our technology and network hardware and software may make it difficult for us to expand and upgrade our systems in a timely and economical manner.

We have service level agreements, or SLAs, in several of our contracts with our wholesale customers. SLAs obligate us to provide a specified level of service to these customers. Unforeseen system failures, delays and other unanticipated problems may prevent us from meeting the requirements of our SLAs which may lead to the imposition of financial penalties on us by the customer. While in the past such penalties have not been material, and typically have not exceeded $2.7 million per year, we cannot assure you that we will not experience larger system failures or similar problems in the future so that we suffer greater financial damage. In addition, with our callers, our success also depends on our ability to provide reliable services. Our ability to provide reliable services is dependent in large part on the efficient and uninterrupted operation of our computer and communications systems and those of third parties.

We may not be successful in displacing market incumbents in new markets we enter.

During the course of deregulation of the directory assistance market in Europe, we have entered into markets with established market leaders. In the U.K. and France, we were able to displace the regulated market incumbents by creating strong brand awareness through extensive advertising prior to deregulation. In addition, soon after establishing our market leading position we were able to decrease our advertising spending while maintaining our market share. While this strategy has been successful to date, it may not be as successful as we enter new markets. Regulated market incumbents, as the domestic wireline carrier, may use their direct access to market information in a way that is harmful to our interests. Competitors may learn from our success and seek to replicate our historical strategy thus interfering with our own entry into new markets. Our advertising may not create the brand awareness necessary to create market leading positions in the post-deregulation market. In addition, we may not be able to reduce our advertising spending as quickly in new markets if it becomes necessary to bolster our market position or strengthen our brands.

If we are unable to continue to retain and attract qualified senior management, our operations could be adversely affected.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our founder, Chairman and Chief Executive Officer, Robert Pines, is critical to our overall management, as well as to the development of our culture and strategic direction. We have no employment agreement with Mr. Pines or with certain other members of senior management. The loss of any of our management or key personnel could seriously harm our business. In addition, our success may depend upon our ability to attract qualified management personnel to join our company. Any inability to retain or attract the personnel we need to further develop our company could adversely affect our financial condition or results of operations.

If we are unable to obtain or adequately update our directory or information content at a reasonable cost, we may be unable to provide requisite levels of service.

Ultimately, the satisfaction of callers and our carrier customers, and our ability to renew and extend our current customer contracts and enter into new customer contracts, depends on the quality of services we provide. The quality of our services is directly related to the quality of our listings data and other content, including continued access to the names, telephone numbers and other information that we supply callers or that we use in providing our services. The availability, cost, quality and usefulness of such data varies widely across geographic regions and is often provided by our competitors. We have entered into over 30 agreements with the providers of data in the ordinary course of business, the terms of which vary widely. If we are unable to continue to obtain this data at a reasonable cost or we are unable to adequately update our directory or information content, we may be unable to maintain or improve the quality of our directory assistance services or to provide new products and services and our reputation and brand may be adversely affected.

Our operating results are significantly affected by our ability to accurately estimate the amount and timing of call volume, which is often subject to factors outside of our control.

Our operating results are significantly affected by our ability to accurately anticipate the amount and timing of the call volume we receive, whether pursuant to contractual relationships or otherwise. We incur significant staffing and general and administrative costs in expanding or contracting operations, as necessary, and in anticipation of additional or reduced call volume. If such call volume does not increase or decrease as anticipated, in the amount anticipated, or at all, our operating expenses may increase without a corresponding increase in revenues and our operating results may be adversely affected.

If we are unable to continue to attract and retain call center operators, our operations could be adversely affected.

Our success depends to a significant extent on the efforts and abilities of our call center operators, who we hire from the available labor pool. Our call center work force has a high degree of turnover. Turnover rates vary widely by market. In some of our markets, and as typical for the industry, annual turnover can approximate or even exceed 100%. High turnover results in high training costs and loss of time for such training. If turnover increases, we may have to pay significantly higher wages and other benefits to retain operators and avoid high turnover costs. In addition, currently, our owned call centers are not unionized. While we do not believe any of our call centers will unionize, if unionization were to occur, the collective bargaining process may require us to pay significantly higher wages and other benefits or may result in loss of operational flexibility. Furthermore, an increase in the statutory minimum wage in any jurisdiction in which we are located has the potential to increase our costs. Moreover, we find it more difficult to recruit and retain qualified individuals during periods of low unemployment and, therefore, may be subject to increasing pressure to offer higher wages and other benefits during such periods. Any inability to attract and retain call center operators, or any increase in wages or benefits for these operators, could have a negative effect on our operating results.

Any infringement of the intellectual property rights of others may negatively affect our operating results or financial condition.

Companies in the telecommunications industry own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and enter into new markets, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination of such a claim could also prevent us from offering our products and services to others and may require that we procure substitute products or services.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology also may not be available for license to us at all. As a result, we may be required to develop alternative, non-infringing technology, which could require significant effort and expense. If we could not license or develop technology for the infringing aspects of our business, we would be forced to limit our product and service offerings and might be unable to compete effectively. Any of these results could harm our brand and operating results.

As a global business, we are subject to risks associated with our non-U.S. operations.

We have significant operations outside the United States, including call centers that we own and operate or to which we outsource in Albania, Austria, Canada, France, Ireland, Mauritius, Morocco, the Philippines, Switzerland, England and Wales. There are inherent risks in international operations, including:

•	changes in laws and regulations;

•	exchange controls and currency restrictions;

•	changes in local economic conditions;

•	exposure to possible expropriation or other government actions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	political instability and terrorist attacks;

•	political embargos or governmental prohibitions on commerce;

•	high inflation; and

•	potential natural disasters.

The impact of any of the preceding factors may increase significantly if they occur in a country in which we have a high concentration of call centers, such as in the Philippines.

Our international operations also expose us to different local political and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, and failure to do so could harm our business, results of operations and financial condition.

If the U.S. dollar strengthens, our reported results of operations from our international businesses may be reduced.

In 2007, approximately 68% of our net operating revenues were denominated in currencies other than the U.S. dollar, and we expect our exposure to foreign currency exchange risk to increase to the extent we are able to expand our branded retail business internationally. For purposes of our consolidated financial statements, we translate our local currency financial statements into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international sales and earnings will be reduced because the local currency will translate into fewer U.S. dollars. Given the volatility of exchange rates, we may not be able to manage our currency transaction and/or translation risks effectively, or volatility in currency exchange rates may have a material adverse effect on our financial condition or results of operations. In addition, since approximately 72% of our total indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

Our credit agreements contain restrictions that limit our flexibility in operating our business.

Our credit agreements contain a number of significant financial and operating covenants that, among other things, restrict our ability to:

•	create or incur liens on our property;

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase our capital stock;

•	make certain investments;

•	enter into certain types of transactions with our affiliates;

•	limit dividends or other payments by our restricted subsidiaries to us;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

In addition, under our credit agreements, we are required to satisfy and maintain specified financial ratios and tests. Compliance with these covenants and these ratios may prevent us from pursuing opportunities that we believe would benefit our business. Furthermore, events beyond our control may affect our ability to comply with those provisions, and we may not be able to comply with those ratios and tests. The breach of any of these covenants will result in defaults under the credit agreements, and the lenders could elect to declare all amounts borrowed under the credit agreements, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness. See ‘‘Description of Indebtedness.’’

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

All of our indebtedness under our credit facilities is at variable rates of interest and exposes us to interest rate risk. At March 31, 2008, we had $316.0 million and €84.8 million (approximately $134.1 million) of total debt outstanding. See ‘‘Description of Indebtedness.’’ If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash available for servicing our indebtedness would decrease.

We will have broad discretion over the use of proceeds to us from this offering.

We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the use and application of such proceeds. Although we expect to use the net proceeds for working capital and general corporate purposes, including potentially to repay a portion of our outstanding indebtedness and to help fund future strategic acquisitions, we have not allocated these net proceeds for specific purposes and cannot assure you that we will use these funds for these specific purposes or otherwise.

Our quarterly and annual results of operations may vary due to a number of factors. As a result, you will not be able to rely on our results of operations in any particular period as an indication of our future performance.

In the future, as in the past, our quarterly and annual results of operations may vary significantly as a result of a number of factors, many of which are beyond our control, including:

•	expenses associated with the launch of new products and services;

•	delays or changes in the regulatory environment in any of our current or future markets;

•	changes in the telecommunications market, including the addition or withdrawal of carriers from the market and changes in technology;

•	the timing and expense of our call center network expansion or contraction, including changing staffing and infrastructure expenses related to anticipated call volume changes;

•	the addition or expiration of contracts with carrier customers;

•	changes in our pricing policies or those of our competitors, customers or suppliers;

•	lengthy sales and implementation cycles for new and extended contracts;

•	the timing of the commencement of our services under new or existing contracts with our carrier customers, which depends in part on such customers’ ability to adapt their networks and billing systems to allow them to transfer calls to us;

•	lack of market acceptance or delays or increased development costs related to the introduction of our services;

•	products or holiday demand, including extraordinary entertainment and sporting events;

•	weather and natural disasters;

•	social unrest and similar forms of civil disruption; and

•	general economic conditions.

For these reasons, you will not be able to rely on our results of operations for any particular period as an indication of any future results. Furthermore, if we fail to meet the expectations of securities industry analysts or investors, the market price of our Class A common stock could decline. Fluctuations in our operating results would likely increase the volatility of our Class A common stock price. See also ‘‘— Risks Related to this Offering and Ownership of Our Common Stock.’’

Risks Related to this Offering and Ownership of Our Common Stock

Our Class B Stock, which will entitle holders to 10 votes per share, will be held by our existing stockholders and following this offering will represent    % of the combined voting power of our outstanding common stock. As a result, you will have substantially limited ability to influence corporate matters.

Immediately following the consummation of this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. Following this offering, all of our Class B common stock will be held by our existing stockholders, who collectively will hold approximately         % of the total voting power in our company and will be able to exercise control over our management and affairs and all matters requiring stockholder approval.

In particular, following this offering, the Tisch family will collectively own          shares of our outstanding Class B common stock and our founder, Chairman and Chief Executive Officer, Robert Pines, will own or control          shares of our outstanding Class B common stock representing, approximately         % and             %, respectively, of the voting power of our outstanding common stock. Together, the Tisch family and Mr. Pines will therefore have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. In addition, because of this dual class structure, our founders, directors, executives and employees will continue to be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of the outstanding shares of our common stock. This concentrated voting control means that you will have substantially limited ability to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected.

There is no existing market for our Class A common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our Class A common stock. Although we have applied to list our Class A common stock on the New York Stock Exchange, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market in our Class A common stock, or how liquid that market might become. There can be no assurance that a market for our Class A common stock will ever exist. Accordingly, you may need to bear the economic risk of your investment for an indefinite period of time. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Your interest will be immediately and substantially diluted if you purchase shares of Class A common stock in this offering.

If you purchase shares of Class A common stock in this offering, you will experience an immediate and substantial dilution of $         per share of Class A common stock because the price per share of Class A common stock in this offering is substantially higher than the net tangible book deficit per share of Class A common stock outstanding immediately after this offering. After giving effect to this offering, including the application of the net proceeds received by us, our net tangible book deficit on a pro forma basis is approximately $         million, or $         per share of Class A common stock.

In addition, if outstanding options to purchase shares of Class B common stock are exercised by our officers and employees, there could be substantial additional dilution. As of                 , 2008, there were          shares of Class B common stock issuable upon the exercise of outstanding options held by our officers and employees, with a weighted average exercise price of $         per share. To the extent that these options are exercised, the dilution to new investors will be increased by an additional $         per share. See ‘‘Dilution’’ and ‘‘Management’’ generally and ‘‘Management—Executive Compensation,’’ ‘‘Management—Our Equity Incentive Plans,’’ ‘‘Management—Outstanding Equity Awards at 2007 Fiscal-Year End’’ for information regarding outstanding stock options and additional stock options that we may grant.

Our stock price may fluctuate significantly following the offering, and you could lose all or part of your investment as a result.

The trading price of our Class A common stock could be subject to wide price fluctuations in response to various factors, such as those listed in ‘‘— Risks Related to Our Business,’’ and the following, some of which are beyond our control:

•	actual or anticipated fluctuations in quarterly results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	introduction of new services or products by our competitors;

•	additions/departures of key personnel;

•	results of operations that vary from those of our competitors;

•	investors’ expectations as to our future financial and operating performance and that of our industry;

•	issuance of new or changed analysts’ reports, recommendations or projections;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	litigation and governmental investigation;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock; and

•	general domestic and international economic conditions.

Furthermore, the stock market may experience extreme volatility unrelated or disproportionate to the operating performance of our company. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance.

Future sales of our Class A common stock may cause our share price to fall.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering by existing stockholders or us, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to raise equity capital by selling common stock in the future at a time and at a price that we deem appropriate.

We, our directors and executive officers, the selling stockholders and certain of our significant stockholders have agreed not to, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of any shares of our common stock without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus, subject to certain exceptions. However, the representatives of the underwriters may in their sole discretion release any of the securities subject to the lock-up, at any time without notice. Sales of a substantial number of shares of our Class A common stock following the expiration of these lock-up periods could cause the market price of our Class A common stock to decline. See ‘‘Shares Eligible for Future Sale.’’ In addition, we have granted registration rights to certain holders of our common stock.

Provisions in our governing documents and Delaware law could discourage a takeover that stockholders may consider favorable.

Following the recapitalization, our amended and restated bylaws will contain provisions that could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Further, provisions of our amended and restated certificate of incorporation and amended and restated bylaws will impose various procedural and other requirements which could make it difficult for stockholders to effect certain corporate actions. For instance, our governing documents will provide for a staggered board, require advance notice for proposals by stockholders and nominations, place limitations on convening stockholder meetings and authorize the issuance of preferred shares that could be issued by our board of directors to preclude a takeover attempt.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Delaware law prohibits a publicly held corporation from engaging in a ‘‘business combination’’ with an ‘‘interested stockholder’’ for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner or the interested stockholder has acquired a designated percentage of our voting stock at the time it becomes an interested stockholder. These provisions and Delaware law may have the effect of delaying or preventing a change in control even if such transactions or changes would have significant benefits for stockholders. As a result, these provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, the disproportionate voting rights of the Class B common stock relative to the Class A common stock may make us a less attractive takeover target.

Because we do not anticipate paying dividends on our Class A common stock for the foreseeable future, you will not receive any return on your investment unless you sell your Class A common stock for more than you paid for it.

We do not anticipate paying any dividends on our Class A common stock for the foreseeable future. Therefore, you will not receive any return on an investment in our Class A common stock unless you sell your Class A common stock for more than you paid for it, which may not be possible. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions in our credit agreements and other agreements and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is currently and may in the future be limited by covenants of any outstanding indebtedness we or our subsidiaries incur. See ‘‘Description of Indebtedness.’’

Becoming a public company may increase our costs and disrupt the regular operations of our business.

Our business historically has operated as a privately-owned company, and we expect to incur additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock. We will also incur costs that we have not previously incurred, including, but not limited to, costs and expenses for directors fees, increased directors and officers insurance, investor relations fees, expenses for compliance with the Sarbanes-Oxley Act of 2002 and rules implemented by the Securities and Exchange Commission and the New York Stock Exchange, on which our Class A common stock will be listed, and various other costs as a public company. Such additional expenses going forward could negatively impact our financial results.

Furthermore, the additional demands associated with being a public company may disrupt regular operations of our business by diverting attention of some of our most active senior transaction professionals away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities with clients and increasing difficulty in retaining transaction professionals and managing and growing our businesses, the occurrence of any of which could harm our business, financial condition and results of operations.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and Class A common stock price.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act. We are in the process of addressing our internal controls over financial reporting and are establishing formal policies, processes and practices related to financial reporting and the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. We anticipate having such policies, processes and practices in place by the time we are required to comply with Section 404.

Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Because we do not currently have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of deficiencies that could result in the conclusion that we have a material weakness in our internal controls. As a public entity, we will be required to comply with Section 404 by the time that we are required to file our Annual Report on Form 10-K for the year ending December 31, 2009, which is the first time that our management and our external auditors will be required to deliver reports on our internal controls in accordance with the Sarbanes-Oxley Act of 2002. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our credit agreements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Class A common stock.

 Forward-Looking Statements

Some of the statements under ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to future events and financial performance. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘may,’’ ‘‘intends,’’ ‘‘seeks’’ or similar expressions, we are making forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, a number of important factors, including those factors described in ‘‘Risk Factors,’’ could cause actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

•	reduced call volume in our markets;

•	changes in consumer preferences;

•	our ability to maintain and develop our brands;

•	future acquisitions;

•	the success of new products;

•	our ability to achieve desired pricing levels;

•	our relationship with significant customers;

•	legal and regulatory requirements;

•	the availability and effective operation of our network and other technology;

•	the level of competition in the directory assistance industry;

•	departure of key personnel;

•	our ability to attract and retain call center personnel;

•	encroachments on our intellectual property;

•	our international relations;

•	foreign currency exchange risk;

•	our level of indebtedness;

•	interest rate risks; and

•	other risk factors discussed in this prospectus and, from time to time, in our filings with the SEC.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

 Sources of Market and Industry Data

This prospectus includes market share and industry data and forecasts that we have obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys, as indicated below.

With respect to the following categories of information, except as otherwise indicated, we have derived industry data from the following sources:

•	eMarketer Inc. (independent research firm specializing in Internet, e-business and online marketing): data regarding the projected growth of mobile marketing in Europe and the United States;

•	Forrester Research, Inc.’s European Online Marketing Tops €16 Billion in 2012 report dated July 2007 and published by Forrester Research (independent technology and market research company): data regarding the online advertising markets in Europe; Forrester Research, Inc.’s U.S. Interactive Marketing Forecast, 2007 to 2012, report dated October 2007 and published by Forrester Research, and U.S. Online Marketing Forecast: 2005 to 2010 report: data regarding the online advertising market in the United States;

•	Frost & Sullivan (global growth consulting company): data regarding revenues and call volumes for the directory assistance industry in the United States;

•	Gartner, Inc. (independent technology research and advisory company): data regarding SMS and MMS estimated volumes in Europe and the United States in 2006 and 2011;

•	The Kelsey Group, Inc. (independent market research firm focusing on market trends related to the yellow pages, electronic directories and local media): data regarding growth and revenue projections for the European and United States directory markets, including yellow pages, online and local search; and

•	The Pierz Group, LLC (independent consultants and analysts focusing on directory assistance and broader information services market): data regarding revenues and call volumes for the directory assistance industry in Europe.

With respect to the following categories of information, except as otherwise indicated, we have derived information regarding our market share and position from the following sources:

•	The Pierz Group, LLC: data regarding market share of branded directory assistance services in Europe and data supporting the statement that we are the largest independent provider of outsourced directory assistance services in the United States;

•	Millward Brown’s (independent consulting firm) reports from January 2006 through and including August 2007: data regarding U.K. market share based on call volume;

•	ARCEP (French telecom regulator): data regarding call volume for the entire French market; and

•	LH2 (Company-sponsored third party survey) dated October 2007: market awareness of the ‘‘118 218’’ dial string in France.

Except as otherwise indicated, information regarding our market share and position in Ireland and Switzerland is based upon company estimates.

 Use of Proceeds

We expect to receive approximately $         million of net proceeds from the sale of shares by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

In addition,         shares of Class A common stock are being offered by the selling stockholders. We will not receive any of the proceeds from the sale of the shares by the selling stockholders, including any proceeds from the sale of up to          additional shares of Class A common stock by the selling stockholders upon the exercise by the underwriters of their option to purchase additional shares of Class A common stock.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including potentially to repay a portion of our outstanding indebtedness and to help fund future strategic acquisitions. Pending application of the net proceeds, we may temporarily invest a portion of the net proceeds in short-term marketable securities. See ‘‘Description of Indebtedness’’ for a description of our current outstanding indebtedness.

 Dividend Policy

Except as noted below, we do not anticipate paying any cash dividends on either class of our common stock, and instead intend to retain earnings, if any, for future operation and expansion of our business and for debt repayment. In addition, our ability to pay dividends and the amounts available to us to pay cash dividends are restricted by our debt agreements. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

During the fourth quarter of 2006, we amended and restated our credit agreement with our lenders and increased our borrowing capacity to $600 million. On December 1, 2006, we used a portion of this capacity to declare and pay a special, non-recurring dividend of approximately $297 million to our preferred and common stockholders.

DILUTION

The following information is presented on a pro forma basis, reflecting the recapitalization as described under ‘‘Description of Capital Stock,’’ and assumes the underwriters do not exercise their option to purchase additional Class A common shares from the selling stockholders.

Purchasers of shares of our Class A common stock to be sold in this offering will experience immediate and substantial dilution of their Class A common stock. Dilution is the amount by which the initial public offering price per share paid by purchasers exceeds the net tangible book deficit per share of our Class A common stock immediately following the completion of this offering. Net tangible book deficit per share of our Class A common stock is determined as follows:

•	our total assets less our intangible assets, which equals our total tangible assets;

•	less our total liabilities; and

•	divided by the number of shares of our common stock outstanding as of the date of determination.

As of March 31, 2008, prior to giving effect to this offering, we had a pro forma net tangible book deficit of $314.8 million, or $         per share. After giving effect to this offering and the receipt by us of an estimated $         million of net proceeds, based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), our pro forma net tangible book deficit at March 31, 2008 would have been approximately $         million,  or $         per share. This represents an immediate decrease in net tangible book deficit to our existing stockholders of $         per share and an immediate dilution to new investors in this offering of $         per share. The following table illustrates this per share dilution in pro forma net tangible book deficit to new investors:

Assumed initial public offering price per share	$
Pro forma net tangible book deficit per share as of March 31, 2008
Decrease per share attributable to investors in this offering
Pro forma net tangible book deficit per share after this offering
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would decrease (increase) our pro forma net tangible book deficit by $         million, the pro forma net tangible book deficit per share after this offering by $         per share and the dilution per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and expenses payable by us.

Assuming this offering had occurred on March 31, 2008, the following table summarizes on a pro forma basis the total number of shares of Class A common stock purchased from us, the aggregate cash consideration paid to us and the average price per share of Class A common stock paid by existing stockholders and by new investors purchasing shares in this offering, before deducting estimated underwriting discounts and commissions and expenses payable by us. The calculations below are based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus).

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors in this offering
Total		%	$	%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid to us by new investors and the average price per share to new investors by $         million and $1.00, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and expenses payable by us.

The foregoing discussion and tables do not include shares of Class A common stock issuable upon the exercise of outstanding stock options. If outstanding stock options to purchase shares of Class B common stock are exercised by our directors, officers and employees, there could be substantial additional dilution. As of March 31, 2008, there were          shares of Class B common stock issuable upon the exercise of outstanding options held by our directors, officers and employees, with a weighted average exercise price of $         per share. To the extent that these options are exercised, assuming the conversion of the shares of Class B common stock issuable upon the exercise of the options into shares of Class A common stock on a one-for-one basis, the dilution to new investors will be increased by an additional $         per share. See ‘‘Management’’ generally and ‘‘Management—Executive Compensation,’’ ‘‘Management—Our Equity Incentive Plans,’’ ‘‘Management—Outstanding Equity Awards at 2007 Fiscal-Year End’’ for information regarding outstanding stock options and additional stock options that we may grant.

There is no dilution resulting from the Class A common stock to be sold by the selling stockholders in this offering.

 Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2008 on an (i) actual basis, (ii) as adjusted to give effect to the recapitalization, which will occur immediately prior to the consummation of this offering, and (iii) as further adjusted for this offering.

This capitalization table should be read together with ‘‘Selected Consolidated Financial Data’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2008
	Historical	As adjusted for the recapitalization		As further adjusted for this offering
		(Unaudited)
	(in thousands, except share amounts)
Cash, cash equivalents and restricted cash	$70,518	$		$
Long term debt, including current portion	$451,805	$		$
Stockholders’ equity (deficit):
Convertible preferred stock; $.01 par value; 36,022,200 shares authorized; liquidation preference of $61,149 at March 31, 2008; 32,702,548 shares issued and outstanding at March 31, 2008	327		—		—
Preferred stock; $.01 par value; none authorized or issued at March 31, 2008; none issued or outstanding as adjusted for the recapitalization or as further adjusted for this offering	—		—		—
Common stock; $.01 par value; 62,320,516 shares authorized; 24,303,860 shares issued and outstanding at March 31, 2008	243		—		—
Class A common stock; $.01 par value; none authorized or issued at March 31, 2008; shares authorized as adjusted for the recapitalization; shares issued and outstanding as adjusted for the recapitalization; shares issued and outstanding as further adjusted for this offering	—
Class B common stock; $.01 par value; none authorized or issued at March 31, 2008; shares authorized as adjusted for the recapitalization; shares issued and outstanding as adjusted for the recapitalization; shares issued and outstanding as further adjusted for this offering	—
Accumulated deficit	(140,882)
Additional paid in capital	3,074
Accumulated other comprehensive income	(890)
Total stockholders’ equity (deficit)	(138,128)
Total capitalization	$313,677	$		$

 Selected Historical Consolidated Financial Data

The information set forth below should be read in conjunction with the information under ‘‘Capitalization,’’ ‘‘Selected Historical Consolidated Financial Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and related notes included elsewhere in this prospectus.

The following table sets forth historical selected consolidated financial data. The selected financial data set forth below as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004 has been derived from our audited consolidated financial statements not included in this prospectus. The selected financial data set forth below as of March 31, 2008 and for the three months ended March 31, 2007 and 2008 was derived from our unaudited consolidated financial statements included elsewhere in this prospectus and includes all adjustments that we consider necessary for a fair presentation of the financial information for such periods.

	Year ended December 31,											Three months ended March 31,
	2003		2004		2005		2006			2007		2007		2008
												(unaudited)
	(in thousands)
Statement of Operations data:
Operating revenues, net		$178,924		$283,755		$307,991		$499,113			$649,220		$152,302		$167,090
Operating costs		148,259		182,343		197,750		322,219			380,788		91,648		94,358
Selling, general and administrative		62,177		51,902		108,019 (1)		183,111	(1)(2)		163,828 (1)		38,794		41,680
Income (loss) from operations		(31,512)		49,510		2,222		(6,217)			104,604		21,860		31,052
Interest income		347		644		2,110		1,345			1,514		266		321
Interest expense		(6,303)		(7,037)		(2,498)		(12,629)			(44,834)		(11,312)		(10,238)
Loss on debt extinguishment		—		(6,945)		—		(4,371)			—		—		—
Other income (expense), net		(295)		3,860		1,281		3,163			2,437		296		2,788
Income (loss) before income taxes		(37,763)		40,032		3,115		(18,709)			63,721		11,110		23,923
Income tax (expense) benefit		9,243		90		(1,352)		(2,081)			(21,291)		(3,768)		(8,659)
Income (loss) before cumulative effect of change in accounting principle		(28,520)		40,122		1,763		(20,790)			42,430		7,342		15,264
Cumulative effect of change in accounting principle, net of tax		(172)		—		—		—			—		—		—
Net income (loss)		(28,692)		40,122		1,763		(20,790)			42,430		7,342		15,264
Dividends on preferred stock		—		—		—		(179,253)			—		—		—
Net income (loss) available to common stockholders		$(28,692)		$40,122		$1,763		$(200,043)			$42,430		$7,342		$15,264
Basic earnings (loss) per share of common stock	$		$		$		$			$		$		$
Weighted average shares
Diluted earnings (loss) per share of common stock	$		$		$		$			$		$		$
Weighted average shares
Dividends declared per share of common stock	$		$		$		$			$		$		$

	As of December 31,					As of March 31,
	2003	2004	2005	2006	2007	2008
						(unaudited)
	(in thousands)
Balance Sheet data:
Current assets	$62,827	$102,241	$106,743	$155,483	$178,001	$206,062
Total assets	124,121	155,997	177,505	414,599	422,217	452,302
Current liabilities	56,250	45,311	80,390	102,089	117,863	125,184
Long-term debt, net of current portion	41,586	32,679	22,957	495,613	439,024	448,425
Total debt	48,195	42,831	31,031	499,016	442,196	451,805
Stockholders’ equity (deficit)	21,941	74,279	73,006	(197,860)	(150,895)	(138,128)

	Year ended December 31,					Three months ended March 31,
	2003	2004	2005	2006	2007	2007	2008
						(unaudited))
	(in thousands)
Cash Flow data:
Depreciation & amortization	$13,176	$16,990	$17,428	$28,142	$34,476	$7,829	$8,004
Capital expenditures	27,496	9,443	28,147	21,688	10,896	1,381	2,705
Cash flows provided by (used in):
Operating activities	(19,124)	45,241	55,875	(5,259)	99,179	24,841	22,528
Investing activities	(29,094)	(10,495)	(28,688)	(190,953)	(11,282)	(2,116)	(2,778)
Financing activities	47,565	(13,737)	(9,921)	165,008	(68,973)	(10,980)	(423)

	Year ended December 31,										Three months ended March 31,
	2003		2004		2005		2006		2007		2007		2008
											(unaudited)
	(in thousands)
Operating Revenues by Segment:		(3)		(3)		(3)		(3)		(3)		(3)		(3)
Europe	$61,079	34%	$134,481	47%	$158,948	52%	$311,466	62%	$434,926	67%	$99,446	65%	$113,350	68%
North America	117,845	66%	149,274	53%	149,043	48%	187,647	38%	206,291	32%	52,050	34%	47,971	29%
118//Media	—	—	—	—	—	—	—	—	8,003	1%	806	1%	5,769	3%
Total	$178,924	100%	$283,755	100%	$307,991	100%	$499,113	100%	$649,220	100%	$152,302	100%	$167,090	100%
Adjusted EBITDA by Segment:(4)
Europe	$(25,501)		$30,277		$(7,335)		$22,106		$135,913		$24,304		$35,984
North America	7,226		36,257		27,046		26,652		28,751		8,772		6,955
118//Media	—		—		—		—		(25,515)		(3,370)		(3,866)
Total(5)	$(18,275)		$66,534		$19,711		$48,758		$139,149		$29,706		$39,073

(1)	As we enter new markets, we incur initial advertising expenses during our brand launch period. In 2005 and 2006, we incurred $50.1 and $52.1 million, respectively, of advertising expense to launch new services in Europe. In 2007, we incurred $26.2 million in sales, marketing and business and product development costs related to the launch of 118//Media.
(2)	Includes impact of one-time stock bonus referred to in Note 12 to the consolidated financial statements included elsewhere in this prospectus.
(3)	Percentage of total operating revenues.
(4)	For information on our use of Adjusted EBITDA in our reporting segments, see Note 15 to the consolidated financial statements included elsewhere in this prospectus.
(5)	‘‘Total Adjusted EBITDA’’ is calculated as the sum of our consolidated income (loss) from operations, plus depreciation and amortization and accretion of asset retirement obligations expense, in each case on a consolidated basis determined in accordance with GAAP, adjusted for a one-time stock bonus of $26.8 million granted in December 2006. We find Total Adjusted

EBITDA to be useful as a measure for understanding the performance of our operations from period to period. We use Total Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. Adjustments relating to interest expense, income tax expense, depreciation and amortization and other income, net are each customary adjustments in the calculation of supplemental measures of performance. We believe such adjustments are meaningful because they are indicators of our core operating results and our management uses them to evaluate our business. Similarly, we believe that the one-time exclusion of share based compensation expense and the exclusion of accretion expense provides investors with a more meaningful indication of our performance as these non-cash charges relate to the debt and equity portions of our capital structure and not our core operating performance.

However, Total Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as income (loss) from operations and net income (loss). Total Adjusted EBITDA as an operating performance measure has material limitations since it excludes the statement of operations impact of depreciation and amortization expense, accretion expense, other income/(expense), net, interest expense, net, the provision (benefit) for income taxes and share based compensation and therefore does not represent an accurate measure of profitability. We have significant intangible assets and amortization expense is a meaningful element in our financial statements and therefore its exclusion from Total Adjusted EBITDA is a material limitation. We have a significant amount of debt, and interest expense is a necessary element of our costs and therefore its exclusion from Total Adjusted EBITDA is a material limitation. We generally incur significant income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore its exclusion from Total Adjusted EBITDA is a material limitation. In light of the foregoing limitations, we do not rely solely on Total Adjusted EBITDA as a performance measure and also consider our GAAP results. As a result, Total Adjusted EBITDA should be evaluated in conjunction with net income (loss) for complete analysis of our profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to Total Adjusted EBITDA. As Total Adjusted EBITDA is not defined by GAAP, our definition of Total Adjusted EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.

Set forth below is a reconciliation for each period presented of Net income (loss) to Total Adjusted EBITDA:

	For the year ended December 31,					For the three months ended March 31,
	2003	2004	2005	2006	2007	2007	2008
						(unaudited)
	(in thousands)
Net income (loss)	$(28,692)	$40,122	$1,763	$(20,790)	$42,430	$7,342	$15,264
Cumulative effect of change in accounting principle, net of tax	172	—	—	—	—	—	—
Income tax (benefit) expense	(9,243)	(90)	1,352	2,081	21,291	3,768	8,659
Income (loss) before income taxes	(37,763)	40,032	3,115	(18,709)	63,721	11,110	23,923
Loss on debt extinguishment		6,945	—	4,371	—	—	—
Other (income) expense, net	295	(3,860)	(1,281)	(3,163)	(2,437)	(296)	(2,788)
Interest income	(347)	(644)	(2,110)	(1,345)	(1,514)	(266)	(321)
Interest expense	6,303	7,037	2,498	12,629	44,834	11,312	10,238
Operating income (loss)	(31,512)	49,510	2,222	(6,217)	104,604	21,860	31,052
Depreciation, amortization, and accretion	13,237	17,024	17,489	28,207	34,545	7,846	8,021
Non-cash stock compensation	—	—	—	26,768	—	—	—
Total Adjusted EBITDA	(18,275)	$66,534	$19,711	$48,758	$139,149	$29,706	$39,073

Management’s Discussion And Analysis Of Financial Condition
 And Results Of Operations

You should read the following discussion of our results of operations and financial condition with the section entitled ‘‘Selected Historical Consolidated Financial Data’’ and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the ‘‘Risk Factors’’ section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Business Overview

In evaluating our financial condition and operating performance, our management considers many factors, including revenue growth, profitability, the cost of launching new brands, the value our brands provide to consumers, the reliability and efficiency of our network and our systems, and the activities of our competitors.

We have a history of growing our revenues and increasing profitability. Our revenues have grown from $308.0 million in 2005 to $649.2 million in 2007 and our net income has grown from $1.8 million to $42.4 million during the same period. We have grown revenues by launching new services, entering new markets and increasing revenue per call in certain existing markets. In 2003, we invested heavily in launching our branded directory assistance services in the U.K. The U.K. launch was followed by branded directory assistance service launches in Italy in 2005 and in France and Switzerland in 2006. In 2006 we expanded our service offerings in the United States and the U.K. and entered the Austrian, Irish and Swiss markets through acquisitions. We have increased our profitability by investing in offshore, low cost call centers and reducing interconnect, data, transmission and other related costs.

In reviewing the financial performance of our branded businesses in Europe, our management distinguishes between the cost of launching a branded service and the ongoing cost of maintaining that branded service. A significant portion of the costs of launching branded services in a new market include advertising expenses incurred at and around the time of deregulation to promote and establish awareness of our brand and, to a lesser extent, the cost of setting up call center operations, which may include capital expenditures for facilities and equipment, increased labor costs and other operational support costs. For instance, in response to what we perceived as a move toward greater reliance by customers on SMS, MMS messaging and the Internet, we launched 118//Media in the U.K. and Ireland in January 2007, incurring $26.2 million in sales, marketing and product and business development costs. This business is still in its start-up phase, and we do not expect it to contribute to our profitability until 2009. We continue to view SMS, MMS messaging and Internet advertising-based markets as future growth areas for us.

While promotional and start-up activities compose a large percentage of our selling, general and administrative expenses in the launch year, our entry into a new market does not immediately result in increased revenues. As a result, our operating results were significantly affected in 2005 and 2006 by the costs associated with launching our brands and services in France, Italy and Switzerland and in 2007 by the launch of 118//Media. The costs associated with maintaining a branded service are considerably lower than the costs associated with launching new brands and services, and typically include ongoing advertising and sponsorships, and data, interconnection and other operating expenses. We consider our branded directory assistance services in the U.K., France, Ireland, Austria and Switzerland as fully launched.

We currently operate in three segments: Europe, North America and 118//Media. We handle more calls in Europe than any other retail directory assistance service provider. We provide branded retail directory assistance and enhanced information and help services directly to customers in Austria, France, Ireland, Italy, Switzerland and the U.K.

We acquired Conduit in April 2006, which provided us entry into the directory services markets in Ireland, Austria and Switzerland and expanded our presence in the U.K. We acquired Excell in

September 2006, which broadened our product offerings, expanded our directory assistance customer base and provided us entry into the customer care market, including food ordering, in North America. The results of these businesses are included in our consolidated financial statements since the respective dates of acquisition.

Operating Revenues

We earn revenues primarily on a per call basis by providing directory assistance services to callers in Europe and North America.

Europe

In most of our European branded retail markets, customers using directory assistance services are charged a fixed price per call plus a price per minute for each minute of use. We retain the majority of revenues from these calls in these markets. In Europe, our average revenue per call was $1.76 in 2007, which is up from $1.32 in 2006. Revenue per call varies widely and is determined by length of call, type of services provided and the price the customer is charged. We answered 247 million calls in Europe in 2007, which is up from 236 million calls in 2006. We believe that the long-term trend of retail price increases in the European market, excluding the impact of foreign currency exchange fluctuations, will continue for the foreseeable future. We also believe that overall revenues will be positively impacted as new services are introduced and adopted by consumers.

North America

In our North American wholesale markets, we typically provide our services under long-term relationships and receive a fixed price for each call we answer on behalf of our customers. Carriers typically retain the majority of the revenues from these calls. In this market, average revenue per call was $0.27 in 2007, $0.29 in 2006 and $0.32 in 2005. The decline was primarily due to the addition of low cost services from the Excell acquisition as well as the competitive market environment. Revenue per call varies widely in these markets, and is determined by type of services provided, whether the call was handled onshore or offshore and the price the customer is charged. We responded to 777 million calls in North America in 2007, up from 651 million calls in 2006, as a result of new customer growth and the acquisition of Excell. We believe that the decline in revenue per call in these markets will continue but moderate slightly as the impact of offshore and alternative call-handling procedures is fully reflected in the wholesale markets.

118//Media

In January 2007, we began offering 118//Media — a suite of advertising-based services — in the U.K. and Ireland to small, medium and large businesses. In our 118//Media segment, customers typically purchase a one-year contract and receive a fixed price for a targeted geographic region. In this market, the average revenue per customer was approximately $1,140 in 2007. The revenue per customer varies widely and is determined by the contracted advertising category and targeted geographic region. Operating revenues for the 118//Media segment were $8.0 million in 2007.

Operating Costs

Operating costs include the salaries and benefits of our customer service representatives and call center management, call center facilities rent, utilities and maintenance, costs of our global telecommunications network and related maintenance costs, the depreciation related to call center facilities and telecommunications equipment and, in Europe, the costs of billing and interconnection. We process our call volume in company-owned call centers in Austria, Canada, Ireland, the Philippines, Switzerland, England, the United States and Wales, and through outsourced call centers in Albania, France, Mauritius, Morocco, the Philippines, Switzerland and the United States.

Our operating costs are affected by our ability to accurately estimate the amount of call volume we will receive in any given period. For example, overestimating call volume results in our overstaffing customer service representatives so that our operating costs increase without providing a corresponding increase in revenue. Underestimating call volumes results in decreased staffing of customer service representatives, which impacts quality and could result in service level agreement penalties. To mitigate this uncertainty, we monitor call volumes and work to adjust our customer service representative staffing to meet current and anticipated needs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include advertising expenses and the costs of operational support functions such as sales, marketing, finance, information technology, administration and management and executive management, as well as depreciation and intangibles amortization related to support activities.

We incur advertising expenses promoting our branded retail services in Europe. When a country is ready to deregulate and we decide to compete in that market, we may incur substantial losses in that market, including launch-related advertising expenses and other costs, which historically have been very high relative to the costs of maintaining the brands. These losses are typically incurred for several months prior to and after the start of deregulation of a market. Losses related to our launches in France and Italy had a significant impact on our operating results in 2005 and 2006. In 2007, we incurred approximately $26.2 million of sales, marketing and business and product development costs related to the start-up of our 118//Media business.

Impact of Foreign Currency Translation

Approximately 71% of our operating revenues are earned in Euros and British pounds. We expect that our exposure to foreign currency exchange risk will increase to the extent we are able to expand our branded retail business internationally. For purposes of our consolidated financial statements, we translate our local currency financial statements into U.S. dollars. Our foreign currency translation gain/loss is recognized in Accumulated other comprehensive income.

Our 2008, 2007 and 2006 results have been favorably impacted by the weakening of the U.S. dollar relative to the Euro and the British pound.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. U.S. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within U.S. GAAP that our management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Our management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note 2 to the consolidated financial statements included elsewhere in this prospectus.

We believe our accounting policies related to stock-based compensation, income taxes, goodwill and intangible assets and related impairment assessments are our critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principles Board, or APB Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of our common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. We had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), Share-Based Payment, which revised SFAS No. 123 and superseded APB No. 25. SFAS 123(R) focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R), an entity is generally required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with such cost recognized over the applicable requisite service period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS 123(R) were required to be applied as of the beginning of the first interim or annual reporting period of an entity’s first fiscal year that begins after December 15, 2005.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the prospective transition method, which required us to apply the provisions of SFAS 123(R) only to awards newly granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized beginning January 1, 2006 was based on the grant date fair value of stock option awards we granted or modified after January 1, 2006. We recognized this expense on a straight-line basis over the expected vesting terms of such awards.

Pursuant to SFAS 123(R), the fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model, which requires us to make assumptions as to volatility, risk-free interest rate, expected term of the awards, and expected forfeiture rate. The use of option valuation models requires the input of highly subjective assumptions, including the expected term and the expected stock price volatility. Additionally, the recognition of expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Under the provisions of SFAS 123(R), the fair value of share-based awards is recognized as expense over the requisite service period, net of estimated forfeitures. We assumed a forfeiture rate of 15%. We will record additional expense if the actual forfeiture rate is lower than estimated, and we will record a recovery of prior expense if the actual forfeiture is higher than estimated. We rely on historical experience of employee turnover to estimate expected forfeitures.

During the year ended December 31, 2007, we recorded non-cash stock-based compensation expense of approximately $2.3 million under SFAS 123(R) related to stock option grants. In future periods, stock-based compensation expense is expected to increase as we issue additional equity-based awards to continue to attract and retain key employees. We granted 845,000 options in November 2007 with an exercise price of $27.25 per share and a grant date fair value of $8.28 per share. The following sets forth the assumptions used in valuing the stock options granted and a discussion of these assumptions:

Expected life in years	6.5
Expected forfeiture rate	15%
Volatility	35%
Risk free rate of return	3.36%
Dividend Rate	0%

Average risk-free interest rate — This is the average U.S. Treasury rate (with a term that most closely resembles the expected life of the option) for the quarter in which the option was granted.

Expected dividend yield — We do not anticipate paying dividends in the foreseeable future.

Expected useful life — This is the period of time that the options granted are expected to remain outstanding. This estimate is derived from the average midpoint between the weighted average vesting period and the contractual term as described in the SEC’s Staff Accounting Bulletin (SAB) No.107, Share-Based Payment, as amended by SAB No. 110.

Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Given the lack of sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its stock, we have established volatility through a peer group analysis. Our peer group historical volatility includes the historical volatility of companies that are similar to us in revenue size, in the same industry or are our competitors.

If we had made different assumptions about the stock price volatility rates, expected life, expected forfeitures and other assumptions, the related compensation expense and net income could have been significantly different.

We did not grant any options during the three months ended March 31, 2008.

During the three months ended March 31, 2008 we recorded $0.6 million of stock-based compensation expense related to option grants. As of March 31, 2008, total unrecognized compensation cost related to stock-based option awards granted to employees was approximately $6.3 million, which is expected to be recognized through 2012.

Under SFAS 123(R), we were required to re-measure certain instruments that we account for as liability awards (185,000 Stock Appreciation Right awards (SARs)) and stock options issued to a non-employee who subsequently became an employee, which required a determination of fair market value.

At March 31, 2008, we had 185,000 SARs outstanding that are accounted for as liability instruments in accordance with SFAS 123(R). During the period we were a nonpublic entity, we chose to account for our liability awards using the intrinsic value method as permitted under SFAS 123(R).

Effective upon our initial filing of our registration statement with the Securities and Exchange Commission on December 14, 2007, we were required to account for liability awards using the fair value method. This resulted in an additional charge of approximately $0.3 million in 2007 representing the incremental amount of measured cost for the difference between the fair value and the intrinsic value recorded, which has been recognized as a cumulative effect of a change in accounting principle and is reflected in Selling, general and administrative expense. We plan to re-measure the fair value at each balance sheet date until settlement. We recorded compensation expense related to the SARs of approximately $0.8 million during 2007 and $0.1 million during the first quarter of 2008. No expense was recorded during 2006 as the fair value of the stock was below the exercise price of the SARs.

At March 31, 2008, we had a restricted stock award outstanding to a non-employee director representing 3,669 shares. This award vests at a rate of 33 1/3% over three years. We account for restricted stock awards in accordance with SFAS 123(R). Grant date fair value is measured as the grant date price of our shares and is based on the number of shares granted, net of estimated forfeitures. No expense was recognized for this award during the first quarter of 2008

Income Taxes

We account for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes,’’ referred to as SFAS 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘‘FIN 48’’). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosures, and transition. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. We adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on our financial position or results of operations.

At December 31, 2007, our balance sheet included a deferred tax asset of $2.3 million for the assumed utilization of foreign net operating loss carryforwards that will expire beginning in 2009. We have not recorded a deferred tax asset of $8.1 million relating to the exercise of employee stock options under SFAS 123(R). We have provided a $34.4 million valuation allowance for state, federal, certain foreign net operating loss carryforwards and federal tax credits due to the uncertainty that they can be realized. The utilization of net operating loss carryforwards is an estimate based on a number of factors beyond our control, including the level of taxable income available from successful operations in the future. If we are unable to utilize the federal net operating loss carryforwards, it may result in incremental tax expense in future periods.

Our annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of judgment and are based on the latest information available at the time. We are subject to audit within the federal, state and international taxing jurisdictions, and these audits can involve complex issues that may require an extended period of time to resolve. We maintain reserves for estimated tax exposures, which are ultimately settled primarily through the settlement of audits within these tax jurisdictions, changes in applicable tax law, or other factors. We believe that an appropriate liability has been established for financial statement purposes; however, actual results may differ from these estimates.

Furthermore, we have obtained certain tax benefits through our operations of call centers in the Philippines. We expect these tax benefits to expire in 2010. While it is not currently possible to quantify the resulting increase in tax liability, the expiration of the tax benefit will likely raise the cost of our overseas call center operations.

Goodwill and Other Intangible Assets and Related Impairments

Goodwill and intangible assets result from the acquisitions during 2006 of Conduit, Excell and 1818 Auskunft AG, Zurich, which held the rights to the dial string 1818 in Switzerland. Our indefinite-lived intangible assets consist of registration rights for the exclusive use of dial strings in European markets. These assets have been determined to be indefinite lived as the assets are expected to generate cash flows indefinitely, there is a nominal annual renewal fee and there are no legal or regulatory constraints on the use of these assets, and there are no known uncertainties that would limit the lives. We periodically assess each of our dial string assets as to whether there has been any change in such factors in the markets in which these dial strings are used. Our finite lived intangible assets consist of customer relationships, trademarks and tradenames and patents which are amortized over their estimated useful lives.

We account for these amounts in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, or SFAS 141, which requires that we identify specific intangibles in acquisitions, and that these intangibles are recorded at their fair values based upon estimates of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties; that is, other than in a forced or liquidation sale.

In addition, we account for goodwill and indefinite-lived intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS 142. We test our goodwill for impairment annually on October 1st or more frequently if events or circumstances, such as a business climate change or loss of significant customers, indicate impairment may exist. We perform the evaluation of impairment in two steps. In the first step, we determine the fair value of the reporting unit utilizing an income-based approach, specifically a discounted cash flow methodology. Under this methodology, projected cash flows are discounted using a weighted average cost of capital. If the net book value of the reporting unit were to exceed the fair value, we then perform the second step of the impairment test, which requires allocation of the reporting unit’s fair value to all of our assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge would be recognized only when the implied fair value of a reporting unit’s goodwill is less than its carrying value.

Indefinite-lived intangible assets are tested for impairment annually on October 1st and on an interim basis if events or changes in circumstances between annual tests indicate that such assets might be impaired. The impairment test requires the determination of the fair value of the intangible asset. We determine the fair value using an income-based approach, specifically a relief from royalty methodology. The premise of this valuation methodology is the assumption that an operator of a company would be compelled to pay the rightful owner of the intangible asset if the operator did not have the legal right to utilize the subject intellectual property. Since ownership of the asset relieves a company from making such payments (royalties), the financial performance of the company is enhanced to the extent such royalty payments are avoided. The royalty is expressed as a percentage of pre-tax revenues. If the fair value of the intangible asset is less than its carrying value, an impairment loss would be recognized in an amount equal to the difference. The asset will then be carried at its new fair value.

We evaluate the net realizable value of amortizable intangible assets whenever events or changes in business circumstances indicate the carrying amount of the assets may not be recoverable. Estimated undiscounted future cash flows are used to measure whether the assets are recoverable. Impairment, if any, is then recorded based on the excess of the asset’s carrying value over its fair value. The asset would then be carried at its new fair value.

We performed our annual impairment tests of our recorded goodwill and indefinite-lived intangible assets in the fourth quarter of 2007 and determined there was an impairment of approximately $0.7 million related to certain indefinite-lived intangibles in our Europe segment. This charge is recorded in Selling, general and administrative expenses for the year ended December 31, 2007. During the first quarter of 2008 there were no impairments of goodwill or indefinite-lived intangible assets.

Our management makes certain estimates and assumptions in order to determine the fair value of net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows and cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. Our valuations employ a combination of present value techniques to measure fair value which are corroborated by comparisons to estimated market multiples. We base our valuations on a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. Changes in assumptions can have significant impact on the valuations of reporting units or on the fair value of the indefinite lived intangible assets.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets, which totaled approximately $176.7 million at March 31, 2008. Such events may include strategic decisions made in response to economic and competitive conditions, changes in the regulatory environment in Europe or the United States or material negative changes in our relationships with material customers.

Results of Operations

The following table sets forth selected statement of operations information for each of the periods indicated and as a percentage of total operating revenues:

	Year ended December 31,									Three months ended March 31,
	2005			2006			2007			2007		2008
										(unaudited)
	(in thousands)
Statement of Operations Data:			(1)			(1)			(1)		(1)		(1)
Operating revenues, net	$307,991		100%	$499,113		100%	$649,220		100%	$152,302	100%	$167,090	100%
Operating costs	197,750		64%	322,219		65%	380,788		59%	91,648	60%	94,358	56%
Gross profit	110,241		36%	176,894		35%	268,432		41%	60,654	40%	72,732	44%
Selling, general and administrative	108,019	(2)	35%	183,111	(2)(3)	36%	163,828	(2)	25%	38,794	26%	41,680	25%
Income (loss) from operations	2,222		1%	(6,217)		(1)%	104,604		16%	21,860	14%	31,052	19%
Operating Revenues by Segment
Europe	158,948		52%	311,466		63%	434,926		67%	99,446	65%	113,350	68%
North America	149,043		48%	187,647		37%	206,291		32%	52,050	34%	47,971	29%
118//Media	—		—	—		—	8,003		1%	806	1%	5,769	3%
Total	$307,991		100%	$499,113		100%	$649,220		100%	$152,302	100%	$167,090	100%
Adjusted EBITDA by Segment:(4)
Europe	(7,335)			22,106			135,913			24,304		35,984
North America	27,046			26,652			28,751			8,772		6,955
118//Media	—			—			(25,515)			(3,370)		(3,866)
Total(5)	$19,711			$48,758			$139,149			$29,706		$39,073

(1)	Percentage of total operating revenues.
(2)	As we enter new markets, we incur initial advertising expenses during our brand launch period. In 2005 and 2006, we incurred $50.1 and $52.1 million, respectively, of advertising expense to launch new services in Europe. During 2007, we incurred $26.2 million in sales, marketing and product and business development costs related to the launch of 118//Media.
(3)	Includes impact of one-time stock bonus referred to in Note 12 to the consolidated financial statements included elsewhere in this prospectus.
(4)	For information on our use of Adjusted EBITDA in our reporting segments, see Note 15 to the consolidated financial statements included elsewhere in this prospectus.
(5)	‘‘Total Adjusted EBITDA’’ is calculated as the sum of our consolidated income (loss) from operations, plus depreciation and amortization and accretion of asset retirement obligations expense, in each case on a consolidated basis determined in accordance with GAAP, adjusted for a one-time stock bonus of $26.8 million granted in December 2006. We find Total Adjusted EBITDA to be useful as a measure for understanding the performance of our operations from period to period. We use Total Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. Adjustments relating to interest expense, income tax expense, depreciation and amortization and other income, net are each customary adjustments in the calculation of supplemental measures of performance. We believe such adjustments are meaningful because they are indicators of our core operating results and our management uses them to evaluate our business. Similarly, we believe that the one-time exclusion of share based compensation expense and the exclusion of accretion expense provides investors with a more meaningful indication of our performance as these non-cash charges relate to the debt and equity portions of our capital structure and not our core operating performance.
However, Total Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as income (loss) from operations and net income (loss). Total Adjusted EBITDA as an operating performance measure has material limitations since it excludes the statement of operations impact of depreciation and amortization expense, accretion expense, other income/(expense), net, interest expense, net, the provision (benefit) for income taxes and share based compensation and therefore does not represent an accurate measure of profitability. We have significant intangible assets and amortization expense is a meaningful element in our financial statements and therefore its exclusion from Total Adjusted EBITDA is a material limitation. We have a significant amount of debt, and interest expense is a necessary element of our costs and therefore its exclusion from Total Adjusted EBITDA is a material limitation. We generally incur significant income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore its exclusion from Total Adjusted EBITDA is a material limitation. In light of the foregoing limitations, we do not rely solely on Total Adjusted EBITDA as a performance measure and also consider our GAAP results. As a result, Total Adjusted EBITDA should be evaluated in conjunction with net income (loss) for complete analysis of our profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to Total Adjusted EBITDA. As Total Adjusted EBITDA is not defined by GAAP, our definition of Total Adjusted EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.

Set forth below is a reconciliation for each period presented of Net income (loss) to Total Adjusted EBITDA:

	For the year ended December 31,			Three months ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)
Net income (loss)	$1,763	$(20,790)	$42,430	$7,342	$15,264
Income tax (benefit) expense	1,352	2,081	21,291	3,768	8,659
Income (loss) before income taxes	3,115	(18,709)	63,721	11,110	23,923
Loss on debt extinguishment	—	4,371	—	—	—
Other income, net	(1,281)	(3,163)	(2,437)	(296)	(2,788)
Interest income	(2,110)	(1,345)	(1,514)	(266)	(321)
Interest expense	2,498	12,629	44,834	11,312	10,238
Operating income (loss)	2,222	(6,217)	104,604	21,860	31,052
Depreciation, amortization, and accretion	17,489	28,207	34,545	7,846	8,021
Non-cash stock compensation	—	26,768	—	—	—
Total Adjusted EBITDA	$19,711	$48,758	$139,149	$29,706	$39,073

At December 31, 2006 and 2007, the net book value of our property, plant and equipment in the following geographic regions was:

	December 31,
	2006	2007

North America	$30,391	$21,947
Europe	38,379	30,903
Asia	11,370	9,898
Total	$80,140	$62,748

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Operating Revenues.    Operating revenues were $167.1 million for the three months ended March 31, 2008, an increase of $14.8 million, or 9.7%, from $152.3 million for the three months ended March 31, 2007. Operating revenues in our Europe segment were $113.3 million for the three months ended March 31, 2008, an increase of $13.9 million, or 14.0%, from $99.4 million for the three months ended March 31, 2007. Revenue growth in our Europe segment was primarily driven by price increases in the U.K., France and Switzerland. Operating revenues in the North America segment were $48.0 million for the three months ended March 31, 2008, a decrease of $4.1 million, or 7.8%, from $52.1 million for the three months ended March 31, 2007. This decrease was primarily driven by declines in call volume. Operating revenues for our 118//Media segment were $5.8 million for the three months ended March 31, 2008, an increase of $5.0 million from $0.8 million for the three months ended March 31, 2007, its first quarter of operation.

Operating Costs.    Operating costs were $94.4 million for the three months ended March 31, 2008, an increase of $2.8 million, or 3.1%, from $91.6 million for the three months ended March 31, 2007. Operating costs in our Europe segment were $54.6 million for the three months ended March 31, 2008, an increase of $3.1 million, or 6.0%, from $51.5 million for the three months ended March 31, 2007. The cost increase was driven by the growth of our businesses in France and Switzerland. Operating costs in our North America segment were $37.2 million for the three months ended March 31, 2008, a decrease of $2.2 million, or 5.6%, from $39.4 million for the three months ended March 31, 2007 as a result of general expense management and lower call center costs due to the reduced call volume. Operating costs for our 118//Media segment were $2.6 million for the three months ended March 31, 2008, an increase of $1.9 million from $0.7 million for the three months ended March 31, 2007 reflecting the growth of that business since its inception.

Gross Profit.    Gross profit was $72.7 million for the three months ended March 31, 2008, an increase of $12.0 million, or 19.8% from $60.7 million for the three months ended March 31, 2007. Gross profit in our Europe segment was $58.7 million for the three months ended March 31, 2008, an increase of $10.8 million, or 22.5% from $47.9 for the three months ended March 31, 2007, driven by the improved sales. Gross profit for our North America segment was $10.8 million for the three months ended March 31, 2008, a decrease of $1.8 million, or 14.3%, from $12.6 million for the three months ended March 31, 2007, due to the decline in operating revenues. Gross profit in our 118//Media segment was $3.2 million for the three months ended March 31, 2008, an increase of $3.1 million from $0.1 million for the three months ended March 31, 2007.

Gross profit margin for our Europe segment was 51.8% for the three months ended March 31, 2008, compared to 48.2% for the three months ended March 31, 2007. Gross profit margin in our North American segment was 22.5% for the three months ended March 31, 2008, compared to 24.3% for the three months ended March 31, 2007. Gross profit margin in our 118//Media segment was 55.2% for the three months ended March 31, 2008, compared to 9.6% for the three months ended March 31, 2007. Overall, our consolidated gross profit margin was 43.5% for the three months ended March 31, 2008, compared to 39.8% for the three months ended March 31, 2007.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $41.7 million for the three months ended March 31, 2008, an increase of $2.9 million, or 7.5%, from $38.8 million for the three months ended March 31, 2007. This increase is primarily due to higher costs in our 118//Media segment.

Net Interest Expense.    Net interest expense was $9.9 million for the three months ended March 31, 2008, a decrease of $1.1 million from $11.0 million for the three months ended March 31, 2007 due to a lower average debt levels in first quarter 2008 compared to first quarter 2007.

Other Income (Expense).    For the three months ended March 31, 2008, other income was $2.8 million compared to other income of $0.3 million in the three months ended March 31, 2007. This increase is primarily due to higher foreign exchange gains during the three months ended March 31, 2008 compared to the same period in the prior year.

Income Tax.    For the three months ended March 31, 2008, our tax expense was $8.7 million on pretax income of $23.9 million, resulting in a 36.2% effective tax rate. The effective tax rate for the three months ended March 31, 2007 was 33.9%. The increase in the effective tax rate is due to an increase in items permanently non-deductible for tax purposes and a lower percentage of income earned in the Philippines where we are currently subject to a tax holiday on income earned there.

Adjusted EBITDA.    Adjusted EBITDA was $39.1 million for the three months ended March 31, 2008, an increase of $9.4 million, or 31.6%, from $29.7 million for the three months ended March 31, 2007. Adjusted EBITDA in our Europe segment was $36.0 million for the three months ended March 31, 2008, an increase of $11.7 million from $24.3 million for the three months ended March 31, 2007, primarily driven by higher operating revenues in the three months ended March 31, 2008. Adjusted EBITDA in our North America segment was $7.0 million for the three months ended March 31, 2008, a decrease of $1.8 million from $8.8 million for the three months ended March 31, 2007 as a result of lower gross profit in this segment. Adjusted EBITDA in our 118//Media segment was a loss of $3.9 million for the three months ended March 31, 2008, a decrease of $0.5 million from a loss of $3.4 million for the three months ended March 31, 2007.

Net Income (Loss).    Net Income was $15.3 million for the three months ended March 31, 2008, an increase of $8.0 million from $7.3 million for the three months ended March 31, 2007. This increase was driven primarily by the increase in gross profits, as noted above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Revenues.    Operating revenues were $649.2 million in 2007, an increase of $150.1 million, or 30.1%, from $499.1 million in 2006. Operating revenues in our Europe segment were $434.9 million in 2007, an increase of $123.4 million, or 39.6%, from $311.5 million in 2006. Revenue growth in our Europe segment was driven by the full year impact of Conduit, a price increase in the U.K. and post-deregulation volume growth in France. Operating revenues in the North America segment were $206.3 million in 2007, an increase of $18.7 million, or 9.9%, from $187.6 million in 2006. Revenue growth in our North America segment was driven by the full year impact of Excell, partially offset by Sprint Nextel, one of our major customers, experiencing a decline in volume. Management expects this trend with this customer to continue in the short term. Operating revenues for our 118//Media segment were $8.0 million in 2007, its first year of operations.

Operating Costs.    Operating costs were $380.8 million in 2007, an increase of $58.6 million, or 18.2%, from $322.2 million in 2006. Operating costs in our Europe segment were $219.2 in 2007, an increase of $36.7 million, or 20.1%, from $182.5 million in 2006. The operating cost increase in our Europe segment is primarily due to the full year impact of Conduit, as well as the growth of our business in the U.K. and France. Operating costs in our North America segment were $156.7 million in 2007, an increase of $17.0 million, or 12.2%, from $139.7 million in 2006. The increase in our North America segment was due to the full year impact of Excell, partially offset by general expense management and lower call center costs as we were able to adjust our agent labor to match changes in volume. Operating costs in our 118//Media segment were $4.9 million in 2007, its first year of operations.

Gross Profit.    Gross profit was $268.4 million in 2007, an increase of $91.5 million, or 51.7%, from $176.9 million in 2006. Gross profit in our Europe segment was $215.7 million in 2007, an increase of $86.7 million, or 67.2%, from $129.0 in 2006. The increase in our Europe segment was primarily driven by continued revenue growth in the U.K. and volume growth in France, as well as the full year impact of Conduit. Gross profit for our North America segment was $49.6 million in 2007, an increase of $1.6 million, or 3.3%, from $47.9 million in 2006. The increase in our North America segment was driven by the full year impact of Excell. Gross profit in our 118//Media segment was $3.1 million.

Gross profit margin for our Europe segment was 49.6% in 2007 compared with 41.4% in 2006. Gross profit margin in our North American segment was 24.0% in 2007 compared with 25.5% in 2006. Gross profit margin in our 118//Media segment was 39.3% in 2007. Overall, our consolidated gross profit margin was 41.3% in 2007 compared to 35.4% in 2006.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $163.8 million in 2007, a decrease of $19.3 million, or 10.5%, from $183.1 million in 2006. Excluding the impact of a one-time bonus of $26.8 million paid in 2006, the resulting net increase of $7.5 million in 2007 was due to the full year impact of Conduit and Excell, costs associated with the launch of 118//Media and costs of other strategic initiatives, including this offering, partially offset by lower advertising expense in 2007 as we completed our initial launch period in France and Italy.

Net Interest Expense.    Net interest expense was $43.3 million in 2007, an increase of $32.0 million from $11.3 million in 2006, as a result of increased borrowings related to the acquisitions of Conduit and Excell, and the payment of approximately $297 million as a special dividend in December 2006.

Other Income (Expense).    In 2007, other income of $2.4 million was comprised of the recognition of grant income received in the U.K. and gains on foreign currency transactions. During 2006, other expense was $1.2 million due to loss on extinguishment of debt, partially offset by gains on foreign currency transactions.

Income Tax.    In 2007, our tax expense was $21.3 million on pretax income of $63.7 million, resulting in a 33.4% effective tax rate as increases to the valuation allowance were offset by benefits from the tax holiday in the Philippines. This tax expense represents an increase of $19.2 million from $2.1 million incurred in 2006.

Adjusted EBITDA.    Adjusted EBITDA was $139.1 million in 2007, an increase of $90.3 million, or 185.0%, from $48.8 million in 2006. Adjusted EBITDA in our Europe segment was $135.9 million in 2007, an increase of $113.8 million from $22.1 million in 2006. This increase was largely due to revenue growth in the U.K. and France and the full year impact of Conduit. Adjusted EBITDA in our North America segment was $28.7 million in 2007, an increase of $2.0 million from $26.7 million in

2006, as higher operating revenues and the full year impact of Excell were partly offset by lower gross profit margins and slightly higher Selling, general and administrative expenses. Adjusted EBITDA in our 118//Media segment was a loss of $25.5 million in 2007 due to launch costs incurred during the year.

Net Income (Loss).    Net Income was $42.4 million in 2007, an increase of $63.2 million from a loss of $20.8 million in 2006. The increase was largely driven by improvement in gross profits noted above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenues.    Operating revenues were $499.1 million in 2006, an increase of $191.1 million, or 62.0%, from $308.0 million in 2005. The acquisitions of Conduit and Excell contributed $59.1 million and $19.0 million, respectively, to the operating revenues we generated in 2006. Conduit and Excell have been included in our consolidated results of operations since April 2006 and September 2006, respectively. Excluding the impact of the Conduit acquisition, operating revenues in our Europe segment were $252.4 million in 2006, an increase of $93.5 million, or 58.8%, from $158.9 million in 2005. Organic revenue growth in our Europe segment was driven by increased operating revenues in the U.K. and France. We entered the French market in late 2005 and generated minimal revenues in that year. Excluding the impact of the acquisition of Excell, operating revenues in the North America segment were $168.6 million in 2006, an increase of $19.6 million, or 13.1%, from $149.0 million in 2005, largely due to the addition of Nextel as a new customer in late 2005.

Operating Costs.    Operating costs were $322.2 million in 2006, an increase of $124.5 million, or 62.9%, from $197.7 million in 2005. Operating costs associated with Conduit and Excell amounted to $47.8 million and $15.0 million, respectively, representing $62.8 million of the total increase. Excluding the impact of the acquisition of Conduit, operating costs in our Europe segment were $134.7 million in 2006, an increase of $47.6 million, or 54.6%, from $87.1 million in 2005. This increase was driven by operating costs incurred in connection with our launch into the French market, which was partly offset by lower expenses in the U.K. as a portion of the call center volume was moved offshore to the Philippines. Excluding the impact of the acquisition of Excell, operating costs in our North America segment were $124.7 million in 2006, an increase of $14.1 million, or 12.7%, from $110.6 million in 2005. This increase was primarily due to an $11.4 million increase in call center labor and an increase in facilities expense of $2.9 million required to service the higher volume of calls. This increase was partially offset by the movement of customer call volume to lower cost offshore facilities in the Philippines.

Gross Profit.    Gross profit for 2006 was $176.9 million, an increase of $66.7 million, or 60.5%, from $110.2 million in 2005. The acquisitions of Conduit and Excell contributed $11.3 million and $4.0 million, respectively, to this increase. Excluding the impact of the Conduit acquisition, gross profit in our Europe segment was $117.6 million in 2006, an increase of $45.8 million, or 63.8%, from $71.8 million in 2005. Excluding the impact of the Excell acquisition, gross profit for our North America segment was $43.9 million in 2006, an increase of $5.5 million, or 14.3%, from $38.4 million in 2005, due to growth in call volumes from new customers. Gross profit margin for the Europe segment, excluding the impact of the Conduit acquisition, was 46.6% in 2006 compared with 45.2% in 2005. Gross profit margins improved as a result of increased revenues and lower costs in the U.K. Our operations in France have a lower gross profit margin than our U.K. operations, and, therefore, had a negative impact on our European gross profit margins. Gross profit margin in the North American segment, excluding the impact of the Excell acquisition, was 26.0% and 25.8% for 2006 and 2005, respectively. Overall our consolidated gross profit margin was 35.4% and 35.8% for 2006 and 2005, respectively.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $183.1 million in 2006, an increase of $75.1 million, or 69.5%, from $108.0 million in 2005. The four major drivers of this increase were advertising expenses that were $20.4 million greater in 2006 than they were in 2005, primarily due to the launch of our services in France, a significant one-time non-cash stock compensation charge of $26.8 million in 2006, $21.0 million in expenses for the acquisitions of Conduit and Excell in 2006, and increases in operational support costs as a result of expansion into new countries in Europe.

Advertising expense was $86.9 million in 2006, an increase of $21.3 million compared to 2005, primarily driven by the launch of our services in France, which commenced in late 2005, and, to a lesser extent, continued advertising expenses to support the business. This increased spending was offset in part by lower advertising spending in Italy, where we had completed our launch in early 2006, with our heaviest spending on this market in 2005.

Non-cash stock compensation charges in 2006 consisted of approximately $26.8 million related to the award of 2.8 million shares of common stock to our founder and Chief Executive Officer. In addition to the one-time non-cash expense, we recorded non-cash stock compensation expense of approximately $0.4 million associated with the award of stock options in 2006. This was also recorded in selling, general and administrative expenses.

Net Interest Expense.    Net interest expense was $11.3 million in 2006, an increase of $10.9 million from $0.4 million in 2005, as a result of borrowings of approximately $150.0 million for the acquisitions of Conduit and Excell, and the payment of approximately $297.0 million as a special dividend in December 2006. Interest on amounts borrowed during 2006 ranged from 6.14% per annum for foreign-based borrowings to 8.62% per annum on the second lien term debt and 11.62% per annum on the domestic term loan.

Other Income (Expense).    During 2006, other expense was $1.2 million due to loss on extinguishment of debt partially offset by gains on foreign currency transactions. In 2005, other income was $1.3 million, mostly related to gains on foreign currency transactions and grant income partially offset by a loss on disposal of property and equipment.

Income Tax.    In 2006, tax expense was $2.1 million on a pretax loss of $18.7 million, resulting in a (11.1%) effective tax rate.  The tax expense represents an increase of $0.7 million from $1.4 million in 2005. We incurred tax expense on a pretax loss in 2006 due to the recording of an additional valuation allowance. The pretax loss was primarily the result of an award of common stock and significant increase in interest expense.

Adjusted EBITDA.    Adjusted EBITDA was $48.8 million in 2006, an increase of $29.1 million, or 147.7%, from $19.7 million in 2005. Conduit and Excell contributed $1.4 million to the increase. Excluding the impact of the Conduit acquisition, Adjusted EBITDA in our Europe segment was $20.1 million in 2006, an increase of $27.4 million from a loss of $7.3 million in 2005. This increase was principally a result of the improvement in gross profit partly offset by an increase in Selling, general and administrative expenses. Excluding the impact of the Excell acquisition, Adjusted EBITDA in our North America segment was $27.2 million in 2006 consistent with the $27.0 million in 2005.

Net Income (Loss).    Net loss was $20.8 million for the year ended December 31, 2006, a decrease of $22.6 million from a profit of $1.8 million for the year ended December 31, 2005. The decrease was largely due to a one-time stock compensation bonus of $26.8 million.

Liquidity and Capital Resources

The following table summarizes the sources and uses of our cash and cash equivalents balances in each of the three years ended December 31, 2005, 2006, and 2007 and for the three months ended March 31, 2007 and 2008.

	Year ended December			Three months ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)
Statement of Cash Flow data:
Cash flows provided by (used in):
Operating activities	$55,875	$(5,259)	$99,179	$24,841	$22,528
Investing activities	(28,688)	(190,953)	(11,282)	(2,116)	(2,778)
Financing activities	(9,921)	165,008	(68,973)	(10,980)	(423)
Effect of exchange rate changes on cash	(2,761)	6,211	228	504	(656)
Change in cash and cash equivalents	14,505	(24,993)	19,152	12,249	18,671
Cash and cash equivalents:
Beginning of period	42,138	56,643	31,650	31,650	50,802
End of period	$56,643	$31,650	$50,802	$43,899	$69,473
An important part of our business strategy is to launch new brands and to promote new products and services designed to attract new customers, expand our business into new markets or services, and increase use of existing services. Entering a new market or geographic area, or launching a new product or service, may require substantial investment, including investment in advertising, product development, facilities, technological infrastucture and legal costs. Additional capital may also be required for the consummation of any acquisition of businesses, products or technologies that we may undertake.

Our sources of funds primarily consists of revenues earned on a per call basis by providing directory assistance services to callers in Europe and North America, net of operating costs, which include salaries and benefits, call center facilities’ rent, utilities and maintenance, costs of our global telecommunications network and related maintenance costs, the depreciation related to call center facilities and telecommunications equipment and, in Europe, the costs of billing and interconnection.

We use a combination of cash flow from operations, available credit facilities and cash on-hand to meet our cash needs for working capital and capital expenditures. During the three months ended March 31, 2008, we generated $31.1 million in income from operations and had $69.5 million available in cash and cash equivalents. We and certain of our subsidiaries are also parties to a first lien senior secured credit agreement providing for an $85.0 million senior secured domestic revolving credit facility, a $115.0 million senior secured foreign revolving credit facility, a $160.0 million senior secured domestic term loan facility and a €90.0 million senior secured foreign term loan facility. On December 1, 2006, we entered into an additional $125.0 million senior secured term loan credit facility pursuant to a second lien credit agreement. Our obligations under both agreements are guaranteed by our current and future domestic subsidiaries (other than certain non-significant subsidiaries). See ‘‘Description of Indebtedness.’’ As of March 31, 2008, we had $52.0 million available under our domestic revolving credit facility and the U.S. dollar equivalent of $115.0 million in Euros or British pounds or a combination thereof available under our foreign revolving credit facility. We may seek to increase our existing facilities or obtain an additional credit facility.

We will also incur costs as a public company that we have not previously incurred, including, but not limited to, costs and expenses for directors fees, increased directors and officers insurance, investor relations fees, expenses for compliance with the Sarbanes-Oxley Act of 2002 and rules implemented by the Securities and Exchange Commission and the New York Stock Exchange, on which our Class A common stock will be listed, and various other costs. The Sarbanes-Oxley Act of 2002 requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our internal controls, significant resources and management oversight will be required. We therefore expect to incur additional annual expenses related to the hiring of additional accounting, legal and administrative personnel and increased auditing and legal fees and similar expenses. We estimate that the additional costs we will incur as a result of becoming a public company will in the aggregate be between approximately $3 million and $5 million annually. We intend to pay for such costs with cash on-hand.

We believe that our existing balances of cash and cash equivalents, our available credit facilities and operating cash flow expected to be generated from our future operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. We do not anticipate that we will need to raise additional capital through equity or debt issuances to maintain our current operations, and we believe our current cash flow, available credit facilities and cash on-hand will meet our cash needs for working capital and capital expenditures. Should we require additional capital, however, because of unexpected increases in expenses or otherwise, or if we choose to pursue one or more new business initiatives requiring a significant injection of additional capital, we may raise additional capital through the capital markets or we may increase our existing credit facilities or obtain additional credit facilities, or we may use a combination of these methods, depending on our strategic objectives and the available sources of funds at the time. We cannot assure you that any such additional equity or debt financing, if required, will be available at all or on terms that are acceptable to us.

Our ability to make scheduled payments of principal, or to pay the interest or liquidated damages, if any, on, or to refinance, our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. There can be no assurance that we will generate sufficient cash flow from operations or that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under our credit facilities in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, there can be no assurance that we will be able to affect any future refinancing of our debt on commercially reasonable terms or at all. See ‘‘Risk Factors.’’

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Cash and cash equivalents were $69.5 million at March 31, 2008, an increase of $25.6 million from $43.9 million at March 31, 2007. At March 31, 2008, our cash and cash equivalents were invested in liquid short-term deposits.

Cash flow provided by operating activities was $22.5 million for the three months ended March 31, 2008, compared to cash provided by operating activities of $24.8 million during the same period in 2007. Our net income for the three months ended March 31, 2008 was $15.3 million, which included depreciation, amortization and accretion expenses of $8.0 million, compared to net income of $7.3 million during the same period in 2007. Depreciation, amortization and accretion expenses increased $0.2 million for the three months ended March 31, 2008 compared to $7.8 million for the three months ended March 31, 2007. The reduction in cash provided by operating activities is primarily due to increased working capital needs partly offset by higher net income in the three months ended March 31, 2008 relative to the same period in 2007.

Cash flow used in investing activities was $2.8 million for the three months ended March 31, 2008, compared to $2.1 million during the same period in 2007. This increase was primarily a result of higher cash expenditures for property and equipment purchases during the first three months of 2008.

Financing activities used cash of $0.4 million for the three months ended March 31, 2008, compared with cash used from financing activities of $11.0 million for the three months ended March 31, 2007. This decrease primarily reflects the use of cash from financing activities in 2007 as a result of the repayments of borrowings under our credit facilities.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Cash and cash equivalents were $50.8 million at December 31, 2007, an increase of $19.1 million from $31.7 million at December 31, 2006. At December 31, 2007, our cash and cash equivalents were invested in liquid short-term deposits.

Cash flow provided by operating activities was $99.2 million in 2007, compared to cash used by operating activities of $5.2 million for 2006. Our net income for 2007 was $42.4 million, which included depreciation and amortization and accretion expenses of $34.5 million for the period. Depreciation, amortization and accretion expenses increased $6.3 million from $28.2 million in 2006. This compared to a net loss of $20.8 million in 2006, which included non-cash charges of $27.2 million for share-based compensation expenses. Also, the favorable change in working capital compared to 2006, in particular accounts receivable, contributed to the improved operating cash flow in 2007.

Cash flow used in investing activities was $11.3 million in 2007, a decrease of $178.7 million from $190.9 million in 2006. This decrease was principally related to the cash expended for our acquisitions during 2006. During 2007 we expended $10.9 million for the purchase of property and equipment, primarily in computer, telecommunications equipment and software, compared to $21.7 million in 2006.

Financing activities used cash of $69.0 million in 2007, compared with cash provided by financing activities of $165.0 million in 2006. The use of cash from financing activities in 2007 was the result of repayments of borrowings under our credit facilities while cash from financing activities in 2006 was primarily driven by proceeds from borrowings under our credit facilities, net debt repayments and a one-time stock dividend.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Cash and cash equivalents were $31.7 million at the end of 2006, a decrease of $24.9 million, or 44%, from $56.6 million at the end of 2005. Cash flow used in operating activities was $5.3 million in 2006, compared to cash provided by operating activities of $55.9 million in 2005. Cash flow used in investing activities increased by $162.3 million during 2006 from $28.7 million for the 2005 period. Financing activities generated cash of $165.0 million, compared with cash used in financing activities of $9.9 million in 2005. Changes in the exchange rates of the British pound to the U.S. dollar and the Euro to the U.S. Dollar had a positive impact of $6.2 million in 2006.

Net cash used in operating activities during 2006 was $5.3 million. Our net loss for 2006 was $20.8 million and included non-cash charges of $27.2 million for share based compensation expenses and depreciation, amortization and accretion expenses of $28.2 million for the year. Depreciation, amortization and accretion expenses increased $10.7 million over the comparable 2005 amount primarily due to depreciation and amortization on the tangible and intangible assets associated with Conduit and Excell. Our revenue growth and entry into new markets resulted in an increase in accounts receivable of $41.3 million, primarily in France where accounts receivable increased by $23.4 million. Accounts receivable also increased in the UK as a result of the timing in the receipt of an interconnect provider payment.

During 2006 we used $191.0 million in investing activities, including the purchase of Conduit for approximately $115.7 million, Excell for approximately $50.7 million and 1818 Auskunft AG for a cash payment of approximately $4.1 million. In addition we invested approximately $21.7 million in property and equipment, primarily in computer, telecommunications equipment and software to support our growing revenue streams.

Cash flow provided by financing activities for the year was approximately $165.0 million. During 2006, we twice amended and restated our line of credit and long-term debt, raising proceeds of approximately $501.0 million. Prior to the amendments and refinancing, we had borrowed an additional $87.5 million under the existing line of credit. Proceeds from the amendments and refinancing were used to repay existing debt of $134.7 million and to declare and pay a special dividend to all preferred and common stockholders of $296.7 million. In addition, we raised approximately $10.0 million and $9.0 million through the issuance of preferred stock and the exercise of stock options, respectively. In connection with the amended and restated line of credit and long-term debt, we incurred and paid $11.1 million in deferred financing costs.

Debt

In 2006, we twice amended and restated our credit facilities to increase our borrowing capacity to $600 million. Our senior secured credit facilities consist of an $85.0 million senior secured domestic revolving credit facility and a $115.0 million senior secured foreign revolving credit facility, in each case maturing on April 11, 2011, a $160.0 million senior secured domestic term loan facility and €90.0 million (approximately $128.5 million) senior secured foreign term loan facility, in each case maturing on December 1, 2012, and a $125.0 million senior secured term facility maturing on December 1, 2013. At March 31, 2008, we had borrowings outstanding under our credit facilities in the amount of approximately $316.0 million and €84.8 million (approximately $134.1 million), respectively.

Borrowings under our credit facilities bear interest (i) in the case of our revolving credit facilities, initially (a) in the case of loans with an interest rate based on the base rate identified in our credit facilities, the base rate plus an applicable margin or (b) in the case of loans with an interest rate based on the Eurodollar rate identified in our credit facilities, the Eurodollar rate plus an applicable margin, and such applicable margins will be subject to reduction if we attain certain leverage ratios identified in our credit facilities, and (ii) in the case of our term loan facilities, (a) in the case of loans with an interest rate based on the base rate identified in our credit facilities, the base rate plus an applicable margin or (b) in the case of loans with an interest rate based on the Eurodollar rate identified in our credit facilities, the Eurodollar rate plus an applicable margin.

Our credit agreements contain certain financial and other covenants such as leverage and fixed charge coverage ratios and include restrictions on our engaging in acquisitions, the incurrence of additional debt, certain investments and the disposition of assets, among other things. If an event of default, such as a failure to comply with covenants, or a change of control were to occur under either of our credit facilities, the lenders would be entitled to declare all amounts outstanding under both credit facilities immediately due and payable. For a more detailed description of our credit facilities, see ‘‘Description of Indebtedness.’’ As of each of December 31, 2007 and March 31, 2008, we were in compliance with all of the required financial covenants under each credit facility. We were not aware of any default or event of default under any facility.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

Our contractual obligations and other commercial commitments as of December 31, 2007 is summarized below (in thousands):

	Payments due by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	$440,804	$2,914	$5,828	$35,914	$396,148
Projected interest on long-term debt	199,967	38,963	76,907	36,821	47,276
Capital Lease Obligations	1,712	413	943	356	—
Operating Lease Obligations	61,527	12,103	22,972	6,068	20,384
Contracted telecommunication usage and service charges	8,837	6,746	2,091	—	—
Total	$712,847	$61,139	$108,741	$79,159	$463,808

Only agreements to purchase goods or services with fixed or minimum obligations are included in the above table. Agreements for normal purchases made in the ordinary course of business are not presented.

Off-Balance Sheet Transactions

We have no off-balance sheet transactions.

Impact of Recently Issued Accounting Pronouncements

We adopted the provisions of SFAS No. 157, ‘‘Fair Value Measurements’’ (‘‘FAS 157’’) on January 1, 2008. FAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures; however, the application of this statement may change current practice. In February 2008, the FASB advised that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until 2009. Accordingly, our adoption of this standard in 2008 was limited to financial assets and liabilities, which primarily affects the valuation of our derivative contracts. The adoption of FAS 157 did not have a material effect on our financial condition or results of operations. We are still in the process of evaluating this standard with respect to its effect on nonfinancial assets and liabilities and therefore have not yet determined the impact that it will have on our financial statements upon full adoption in 2009. Nonfinancial assets and liabilities for which we have not applied the provisions of FAS 157 include those measured at fair value in impairment testing and those initially measured at fair value in a business combination.

We adopted SFAS No.159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115’’ (‘‘FAS 159’’) on January 1, 2008. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. FAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The adoption of FAS 159 did not have an effect on our financial condition or results of operations, as we did not elect this fair value option, nor is it expected to have a material impact on future periods, as the election of this option for our financial instruments is expected to be limited.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘‘FIN 48’’). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosures, and transition. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. We adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (‘‘SFAS 160’’). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also requires consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. We will apply the provisions of this statement prospectively, as required, beginning on January 1, 2009 and we do not expect the adoption of SFAS 160 to have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (‘‘SFAS 141(R)’’). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. In general, the statement (1) broadens the guidance of SFAS 141, extending its applicability to all events where one entity obtains control over one or more other businesses, (2) broadens the use of fair value measurements used to recognize the assets acquired and liabilities assumed, (3) changes the accounting for acquisition related fees and restructuring costs incurred in connection with an acquisition and (4) increases required disclosures. In addition, SFAS 141(R) will require changes in valuation allowances associated with business combinations to be recognized in tax expense rather than in goodwill. We will adopt this statement effective January 1, 2009.

In March 2008, the FASB issued SFAS No. 161 ‘‘Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133’’. The new standard requires additional disclosures regarding a company’s derivative instruments and hedging activities by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires disclosure of derivative features that are credit risk-related, as well as cross-referencing within the notes to the financial statements to enable financial statement users to locate important information about derivative instruments, financial performance and cash flows. The standard is effective for our fiscal year and interim periods within such year beginning January 1, 2009, with early application encouraged. The principal impact from this standard will be to require us to expand our disclosures regarding our derivative instruments.

Quantitative and Qualitative Disclosures About Market Risk

Fluctuations in interest and foreign currency exchange rates affect our financial position and results of operations. We hedge certain foreign currency exposures and seek to minimize the effect of such fluctuations on reported earnings and cash flow. In 2004 and 2005, we hedged our interest rate exposure to effectively convert floating-rate debt to a fixed-rate basis. We did not hedge interest rates in 2007 or for the three months ended March 31, 2008. See ‘‘Foreign Currency Translation’’ and ‘‘Derivative Instruments’’ in the Summary of Significant Accounting Policies in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Foreign Currency Risk

Foreign currency risk exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. Approximately 71% of our operating revenues were denominated in currencies other than the U.S. dollar for the three months ended March 31, 2008. The principal foreign currencies in which we conduct business are the British pound and the Euro. We hedge certain currencies, in particular the British pound, to minimize the potential impact of transaction-based gains or losses related to fluctuations in the currencies versus the U.S. dollar. We do not hedge the Euro as we have no transaction-based positions in this currency, only operations.

The translation of currencies in which we operate, including the Euro, into the U.S. dollar may affect consolidated revenues and gross profit margins as expressed in U.S. dollars. A weakening of the U.S. dollar versus other currencies in which we operate in may increase our consolidated revenues and gross profit margins while the strengthening of the U.S. dollars versus these currencies may have an opposite effect on our consolidated results expressed in U.S dollars.

We currently use foreign currency forward contracts to limit potential losses in earnings or cash flows from foreign currency exchange rate movements associated with certain cross border currency transactions we may enter into. The majority of these transactions are between the U.S. dollar and the British pound. Our objective is to maintain economically balanced currency risk management strategies that provide adequate downside protection. Our financial instruments subject to foreign currency exchange risk consist of foreign currency forwards and represent a net asset position of approximately $0.1 million at March 31, 2008. The nominal amount of the contracts outstanding at March 31, 2008 was approximately $3.2 million at an average exchange rate of 2.027 GBP/USD. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from period end levels, with all other variables held constant. A 10% strengthening of the foreign currency (GBP) versus the U.S. dollar at March 31, 2008 would result in a $0.35 million decrease in the net position, while a 10% weakening of the foreign currency (GBP) versus the U.S. dollar would result in $0.25 million increase in the net position.

Interest Rate Risk

At March 31, 2008, we had $316.0 million and €84.8 million (approximately $134.1 million) of total debt outstanding. Interest due on our outstanding debt is paid quarterly using the interest rate prevailing at the time of payment. See Note 7 to our consolidated financial statements included elsewhere in this prospectus. For the three months ended March 31, 2008, we incurred interest expense of $10.2 million. The impact on our interest expense from an immediate 100 basis point decrease in the market interest rate would have reduced our interest expense by $1.2 million to $9.0 million. An immediate 100 basis point increase in the market interest rate would have increased our interest expense by $1.1 million to $11.3 million.

 Industry Overview

The search industry is comprised of voice directory assistance services, yellow page books and Internet searches. Traditionally, voice directory assistance has been a fee-based service while yellow page books and Internet searches have been and continue to be advertising-based services. Our service offerings bridge these business models and have expanded beyond traditional directory assistance services to include enhanced information and help services such as call completion, comprehensive listings for cinemas, restaurants, train schedules and hotels, and providing answers to almost any customer question. In addition, our provision of these services has been expanded beyond voice to Internet, SMS and other mobile applications.

European Directory Assistance

Many European countries, including the U.K., France, Germany and Spain, have deregulated directory assistance services historically provided by regulated incumbents under one number such as the 192 information service that existed in the U.K. prior to deregulation. This has allowed new entrants like us to compete with new dial strings and brands. In the deregulated European markets, consumers have the ability to choose a directory assistance provider on a call-by-call basis regardless of their telecommunication services provider. A customer’s choice is typically based on brand awareness, number recognition, pricing, quality of service and range of services provided. European countries that have deregulated include Germany in 1998, Ireland in 1999, the U.K. and Spain in 2003, Italy in 2005, France in 2006 and Switzerland and Turkey in 2007. In a deregulated market, the cost of advertising and marketing is borne by the directory assistance provider, who in turn keeps the majority of the revenue received per call. Since a large number of directory assistance providers compete for consumers during the initial stages of deregulation, the start-up marketing costs can be significant, making it more difficult to enter the market. As part of the deregulation process in the markets in which we operate, telecommunications regulators distribute new directory assistance numbers via lottery. These lotteries tend to attract twenty or more new entrants per country. Early marketing and branding success has proved critical in establishing a brand and number so that when the historical directory assistance number is shut off, customers transition to new numbers. Prior to shutting off the historical number, there is usually a transition period of several months, sometimes extending beyond a year, during which time new directory assistance numbers become active and operate in parallel with the old number. During this transition period, call volumes typically drop due to the changing habits of callers, general market confusion and the migration of callers to new services.

According to The Pierz Group, LLC, in 2006, directory assistance services in Europe generated an estimated 1.8 billion calls and $2.6 billion in revenues and the voice directory assistance industry in Europe is expected to grow to $2.9 billion by 2011.

European Advertising Market

Our 118//Media service was introduced to capitalize on new markets including directories, online and mobile advertising.

European Directories Advertising Market

According to The Kelsey Group, European advertising revenues from the broadly defined directories category, including, print yellow pages, Internet yellow pages and local search was $9.2 billion in 2006, and is expected to grow to $11.9 billion in 2011. The online and local search segment was estimated at $1.7 billion in 2006, and is expected to grow to $4.0 billion in 2011, an 18% compounded annual growth rate over that period. We participate in these markets through our recently launched 118//Media business, which provides businesses an additional alternative advertising medium to traditional yellow pages advertising by providing a bundled offering of voice, online and mobile-text advertising services. 118//Media allows us to capitalize on the significant growth projected in online and mobile advertising in Europe.

European Online Advertising Market

According to Forrester Research, online advertising spending in Western Europe is expected to grow significantly from approximately $9.4 billion in 2006 to $18.5 billion in 2011, a compounded annual growth rate of 14% over that period. As a result of growing Internet use and penetration, media fragmentation, and the ability to target and measure advertising more efficiently, the Internet has become more significant in the marketing mix and this trend is expected to continue. Forrester Research has projected that the U.K. will comprise over 40% of all online advertising in Europe in 2007. This is attributed to the size of its online population and the sophistication of its advertiser base and marketing service providers. We believe that our brand names in the U.K. and France, as well as our pan-European 118.com portal, have positioned us well to take advantage of these trends.

European Mobile Advertising Market

The European mobile advertising market is expected to grow significantly due to what we believe is an improved customer experience, unique targeting ability, mobile subscriber growth and the continued wide-scale use of SMS and MMS (multi-media) messaging. According to eMarketer, mobile marketing spending in Europe is expected to grow from approximately $450 million in 2006 to approximately $780 million in 2007, and to approximately $3.5 billion in 2011, a 50% compounded annual growth rate over that period. The majority of that is related to SMS and MMS messaging, the medium utilized by our 118//Media business. SMS offers a unique way to reach targeted consumers and the fact that messages can be stored and forwarded allows the possibility of viral marketing. According to Gartner, approximately 186 billion SMS and MMS messages were sent in Europe in 2006, which is expected to grow to 229 billion in 2011.

United States’ Directory Assistance

In the United States, directory assistance services are provided by regulated incumbents under common numbers such as 411.

According to Frost & Sullivan, the directory assistance industry in the United States generated $6.3 billion in retail revenues in 2006. Directory assistance revenues can be divided between wireline, wireless and online information. This is a relatively mature market, and growth for the entire market is expected to be approximately 2% annually. However, there has been a migration of users from wireline to wireless. While total directory assistance call volume in the United States is expected to remain relatively flat, the wireless, cable telephony and VoIP call volumes, on which we focus are expected to grow. The wireless segment of the directory assistance market is expected to grow by 15% between 2006 and 2007, and 11% per annum between 2006 and 2011. In the United States, and to a lesser extent in Europe, certain of our customers offer free directory assistance services where callers must listen to advertising in order to use the service. These services are new and their business models are untested.

United States’ Directories Advertising Market

According to The Kelsey Group, United States advertising revenues from the broadly defined directories category, including print yellow pages, Internet yellow pages and local search was $15.9 billion in 2006, and is expected to grow to $18.8 billion in 2011. The online and local search segment was estimated at $1.5 billion in 2006, and is expected to grow to $4.9 billion in 2011, a 26% compounded annual growth rate over that period.

United States’ Online Advertising Market

According to Forrester Research, online advertising spending in the United States is expected to grow significantly, from approximately $17.4 billion in 2006 to $48.1 billion in 2011, a compounded annual growth rate of 23% over that period.

United States’ Mobile Advertising Market

The United States mobile advertising market is expected to grow significantly due to what we believe is an improved customer experience, unique targeting ability, mobile subscriber growth and the continued wide-scale use of SMS and MMS messaging. According to eMarketer, mobile marketing spending in the United States is expected to grow from approximately $421 million in 2006 to approximately $4.8 billion in 2011, a 62% compounded annual growth rate over that period. The majority of this growth is expected to come from an increase in SMS and MMS messaging. According to Gartner, approximately 80 billion SMS and MMS messages were sent in the United States in 2006, which is expected to grow to 572 billion on 2011.

In the United States, we currently do not participate in the directories advertising market, the online advertising market or the mobile advertising market, although we may consider future opportunities should they arise.

 Business

Our Company

We are in the business of providing immediate, specific, accurate and convenient answers to questions 24 hours a day, every day. We are the largest provider of branded directory assistance services in Europe and the largest independent provider of outsourced directory assistance services in the United States. We have a track record of creating highly recognizable marketing campaigns that allow our brands to succeed in competitive markets. We answered over one billion requests for information in 2007 on the phone, by text message (SMS) and on the Internet. We are committed to developing products and services that help our users know more.

Our services generate revenues from users and advertisers across multiple platforms. We have created some of the most recognizable brands in Europe, such as ‘‘The Number 118 118’’ in the U.K. and ‘‘118 218’’ in France. Traditional directory assistance services provide phone numbers and addresses to businesses and individuals on the telephone. We have expanded our service offerings to include enhanced information and help services. For the year ended December 31, 2007, we generated $649.2 million in revenues and $42.4 million in net income. For the three months ended March 31, 2008, we generated $167.1 million in revenues and $15.3 million in net income.

We provide branded retail directory assistance and enhanced information and help services directly to customers in the U.K., France, Ireland, Switzerland, Austria and Italy. In these countries, directory assistance services were historically provided by regulated incumbents under one dial string or number, such as the 192 information service that existed in the U.K. prior to deregulation, or the existing 411 information service in the United States. Many European countries, including the U.K., France, Germany and Spain, have deregulated directory assistance services, allowing new entrants like us to compete with new dial strings and brands.

We handle more calls in Europe than any other retail directory assistance service provider. We first launched our services in Europe in 2003, when, upon deregulation in the U.K., we displaced the U.K. market leader and incumbent, British Telecom. In 2006 we launched our service in France and surpassed the regulated market incumbent at that time, France Telecom. We have the number one market position in directory assistance in each of these markets, with a 57% share of call volume in the U.K. in the fourth quarter of 2007 and a 51% share of call volume in France in the fourth quarter of 2007. We estimate that we hold the number two market positions in Ireland and Switzerland with a 32% and 40% share of call volume, respectively.

In January 2007, capitalizing on our large customer base, leading market share and brand awareness in Europe, we began offering 118//Media — a suite of advertising-based services — in the U.K. and Ireland to small, medium and large businesses. 118//Media provides advertisers with a measurable means of targeting interested customers at the national and local levels. Businesses purchase a bundled advertising package of enhanced voice, mobile text and online services, with each package targeting a number of geographic areas. Related directory assistance queries made in those areas are then directed to the specific business by a call center operator and by SMS. During 2007, we entered into annual contracts with over 7,000 small, medium and large businesses for our 118//Media service. We believe this advertising-based service business represents a growth opportunity for us, and we plan to launch this service elsewhere in the future.

In the United States, we are the largest independent provider of outsourced directory assistance services to telecommunications carriers and other customers, including wireless telecommunications, cable telephony, voice over Internet protocol (VoIP) and free information operators. Our largest U.S. customers by revenue are Sprint Nextel, Verizon Wireless, Comcast, Cox Communications, U.S. Cellular and Cricket.

Utilizing a VoIP communications network, a continually updated information database and 17 owned and 12 outsourced call centers located in 12 countries, we provide timely and accurate responses to our customers while maintaining low operating costs.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Best-in-Class Brands and Marketing

We have created and manage some of the most recognizable brands in Europe. Following the deregulation of the U.K. market in 2003, we launched ‘‘The Number 118 118’’ brand and our well-recognized ‘‘twins’’ advertising campaigns featuring two similarly distinctive hirsute runners. In the U.K., ‘‘The Number 118 118’’ ranked #1 in advertising recall among consumers in 2003 and 2004, for a total of seven non-consecutive weeks, according to Marketing, a widely recognized advertising industry publication. As featured in a program broadcast by ITV, a major broadcast television network in the U.K., our television advertising spots have ranked among the top 20 advertising spots in the U.K. Our advertising campaigns in the U.K. have also won numerous awards, including Campaign Magazine’s Campaign of the Year in 2003, Media Week’s Best-Use-of-a-Creative-Idea in 2003, IPA Effectiveness’ Gold Award in 2004, Marketing Week’s Campaign of the Year in 2004, several Creative Circle Awards in 2004, including Gold Honours for Best Campaign or Series, and the Campaign Digital Award for Best Telecommunications Campaign in 2006 for our viral advertising, among others.

As European markets deregulated, we replicated our successful branding and marketing strategy in other countries using culturally-relevant adaptations of our ‘‘twins’’ advertising campaign. We entered the French market in 2006 with our launch of ‘‘118 218 Le Numero,’’ and our market research consistently indicates that this dial string is the most recognized directory assistance brand in France. In late 2006, we launched the branding of our Swiss dial string with the ‘‘twins’’ theme and, in 2007, we re-branded our operations in Ireland also using a ‘‘twins’’ advertising campaign. In these retail markets and in the U.K., the combination of strong brand awareness and high-quality service has created customer loyalty. For example, in 2007 in the U.K., we estimate that over 50% of our callers were repeat callers.

Leading Branded Market Positions

We maintain leading positions in the markets in which we operate. We achieved the largest market share in the U.K. upon deregulation in 2003, and we achieved the largest market share in France upon deregulation in 2006. We subsequently increased our leading market share in both markets. We estimate that we are the number two provider of branded directory assistance services in Ireland and Switzerland. We are the largest independent provider of outsourced directory assistance services in the U.S.

Differentiated Service Offerings

We provide enhanced directory assistance services. These services include connecting users directly to businesses, providing phone and address information for businesses and other establishments, offering comprehensive listings for cinemas, restaurants, train schedules and hotels and providing answers to almost any customer question. These services provide incremental value and satisfaction to our customers while generating additional revenues for us.

We manage over 270 million listings globally, over 190 million of which are in the United States. We have a large and experienced data department that continually monitors and updates our listings database to ensure accurate and complete information. We change up to three million of these listings daily and believe we provide more accurate information than printed and online directories, as printed directories are provided to callers once or twice a year and Internet directories are typically updated on a monthly basis.

High-Quality Service

We typically rank as one of the highest quality directory assistance service providers. For example, the Paisley Group recognized us as the highest quality provider of directory assistance services in the U.K. in 2006 and in the United States in 2007. We have made significant investments in our technology and call centers to provide timely and accurate responses to customers. Our network of 17 owned and 12 outsourced call centers in 12 countries allows us to optimize available network capacity and respond rapidly to customer queries.

Our major branded numbers provide customers with direct access to trained phone operators with access to our continually updated information database, thereby avoiding the frustration of inaccurate and slow automated response systems.

Long-Term Relationships with Corporate Customers

We believe we have distinguished our outsourcing directory assistance services in the U.S. by providing high-quality service at competitive prices. This has resulted in strong long-term relationships with our largest corporate customers, including Verizon Wireless (and its predecessors) since 1996 and Sprint Nextel since 2002.

Large Scale, Efficient Operations

We answered over one billion phone calls in 2007. Our VoIP communications network, information database and multiple call centers generate economies of scale that allow us to provide timely and accurate responses at low cost. We have a total of 17 company-owned call centers in Austria, Canada, Ireland, the Philippines, Switzerland, England, the United States and Wales. We also outsource calls to a total of 12 call centers in Albania (Italian speaking), France, Mauritius (French speaking), Morocco (French speaking), the Philippines (English speaking), Switzerland (French, German and Italian speaking) and the United States.

Strong Cash Flow Generation

Our business generates significant recurring cash flows due to our growing revenues, operating profit margins, low capital expenditures and low working capital requirements. Our ability to generate strong cash flows has allowed us to grow by reinvesting in new brands, markets, products and services and acquisitions.

Strong and Experienced Management Team

Our management team, led since our inception in 1992 by our founder, Chairman and Chief Executive Officer, Robert Pines, has an established track record of successfully creating and launching new brands by entering new markets and promoting new services using popular advertising campaigns. Our management team has demonstrated the ability to grow our business both organically and through acquisitions.

Our Strategy

We intend to continue to build new brands and strengthen our leading market positions by pursuing the following strategies:

Continue to Build Premium Brands

We believe our ability to use creative marketing and provide high-quality service allows us to create strong, leading brands and to extend our current brands. Our strategy focuses on broadening brand recognition and continuing to create new, widely-accepted products, brands and services across multiple markets, platforms and products. Recently we launched several initiatives, including our rebranded voice directory assistance service in Ireland, our branded voice directory assistance service in Switzerland, our advertising-based services 118//Media and 0 800 118 Free, and 118.com. In addition we will consider opportunities that we believe would complement, enhance or expand our current brands, products and services and increase our profitability. We will also consider opportunities to build brands in new markets, to expand into new geographic areas and to launch new products or services in both new and existing markets, leveraging our brand expertise.

Leverage Existing Brands to Maximize Value

We intend to leverage our portfolio of brands by continuing to encourage our customers to increase the breadth of questions that they ask and the ways in which we earn revenues from our responses. The continued development of our existing brands also provides us with the opportunity to target new customers and establish ourselves as a ‘‘total local search solution’’ for users.

Expand Usage of ‘‘Find’’ on the Phone

As opposed to the typical online search that yields large quantities of information which may not always be relevant or accurate, our live call center operators provide our customers accurate and relevant information in a convenient and timely manner. We believe our new information and help services will expand consumers’ ability to ‘‘find’’ information using their phones, leading to an increase in our call volume from new and existing users and revenue per call.

Migrate ‘‘Find’’ Services to Internet and Mobile Searches

We are currently exploring multiple new search initiatives, including two-way SMS and 118.com. In November 2006, we began a two-way fee-based SMS search service in the U.K. that is operator-supported to provide more relevant information than other, freely available SMS search services.

In addition, we operate the 118.com Internet website that provides consumers with online directory information and provides businesses with targeted, relevant and local advertising opportunities in the U.K. and Ireland. We are leveraging this online platform to create mobile search capabilities using downloadable applications for mobile phones and PDA devices. These mobile applications will enable users to search our database and create further opportunities for our advertising-based initiatives.

In May 2008, we also launched our new search engine, www.kgb.com.

Pursue Advertising-Based Initiatives through 118//Media

Our leading brands in Europe provide us with the ability to reach a large user base across multiple platforms. In January 2007, capitalizing on our large caller base, leading market share and brand awareness in Europe, we began offering 118//Media in the U.K. and Ireland to small, medium and large businesses. 118//Media offers businesses bundled voice, mobile and online advertising packages that target customers located in specific geographic areas and direct customers’ directory assistance queries made in those areas to their business. For example, a caller requesting a ‘‘florist’’ may be directed to a florist that is a 118//Media advertiser, and the related text message sent to the caller may feature enhanced information, such as discounted rates or special promotions offered by that florist. We plan to launch these services elsewhere in the future.

Grow through Acquisitions

We have a successful history of acquiring complementary businesses, integrating them into our existing operations and realizing significant synergies. Our 2006 acquisition of Conduit provided us entry into the directory services markets in Ireland, Austria and Switzerland and expanded our presence in the U.K. Our 2006 acquisition in North America of Excell broadened our product offerings, expanded our directory assistance customer base and provided us entry into the customer care market, including food ordering. We intend to pursue acquisitions that improve our competitive position and that leverage our brands, infrastructure and marketing capabilities in order to expand into new geographic regions, services or product areas.

Branding and Marketing

During the deregulation process or upon launch of a service in a new market, we advertise heavily to create a strong brand and dial string awareness among our target consumers. We rely on the implementation of distinctive, original and high impact advertising campaigns to drive high consumer dial string recall. Following launch, we use a variety of advertising media and methods to market our brands, including television advertising and sponsorships, outdoor advertising, sporting event sponsorships, public appearances, and ambient and web interactivity media. We use local variations of a common theme in our advertisements across all of our markets, tailoring the campaign for local popular culture and newsworthy or current events. Our efforts following launch are directed at maintaining a high awareness and responding to competitors’ advertising activities.

We also own the 118.com URL and other 118 Internet domains across Europe and the 118 trademark in the European Union. We believe that our branding and marketing expertise, the success of our existing brands and the high awareness of our advertising campaigns will lead to high usage of our services across Europe.

Services and Products

Directory Assistance

We sell both branded retail directory assistance services for consumer and business users in Europe and outsourced directory assistance services to corporate customers in the United States. In our branded retail markets, customers are charged a fixed rate plus a per minute charge for each call made to our service. In our wholesale market, we provide directory assistance and customer care outsourcing services for corporations including wireless, wireline, cable and VoIP providers, typically under long-term contracts, and we receive a price per call for our services.

Enhanced Information Services

In addition to traditional directory assistance, we provide a broad range of information and help services across multiple technology platforms, aiming to satisfy customers’ local search needs anywhere on any device. Our enhanced information services provide value to our customers and incremental usage and revenues to us. Our enhanced information services include:

Service	Description
Call completion	Connect user to vendor queried
‘‘TXT-Direct’’	SMS responses to directory assistance queries
118-118 TXT Service	Two-way SMS in the U.K.
Cinema	Movie listing and times or specific screening time for a movie
Train schedules	Station information with arrival and departure times and platforms
Web ad/Text ad/Voice ad	Referral of customers to businesses advertising with us
‘‘Ask me anything’’	Provides answers to almost any customer query
Price finder	Price comparison service
International directory query (IDQ)	International directory assistance queries
Restaurant listings and reviews	Restaurants by cuisine type and quality rating
Directions	Directions to requested directory listing from caller’s location
Multi-lingual capabilities	English, French, German, Italian and Spanish

Advertising-Based Products

In January 2007, we began offering a suite of advertising services to small, medium and large businesses through our 118//Media service offering. Businesses purchase a bundled advertising package targeting a number of postcode areas, and have related directory assistance queries made in those areas directed to their business by a call center operator and by SMS. 118//Media provides advertisers with a measurable means of targeting interested customers at the national and local levels by offering a multi-modal, bundled advertising solution of enhanced voice, mobile text and online services:

•	Enhanced voice: Provides businesses with a priority listing for queries made to our retail directory assistance service. As an example, customers seeking a florist will receive listings for florists that have paid for a priority listing either nationally or within a local calling area.

•	Mobile text: In addition to providing the requested telephone listing, in a text message (SMS) to a mobile user, we include the listing of the advertised business which includes its advertising message.

•	Online: We own the 118.com website and the 118 trademark. Business customers purchasing the bundle from 118//Media receive advertising from searches initiated on the 118.com web site.

118//Media has a growing sales force of over 130 persons that targets both national and local businesses. During 2007, we entered into annual contracts with over 7,000 small, medium and large businesses for our 118//Media service. We believe this advertising-based service business represents a growth opportunity for us, and we plan to launch this service elsewhere in the future.

Operating Regions

We operate in two geographic segments, Europe and North America. We have provided outsourced directory assistance services in North America to corporate customers since 1992, wireless carriers since 1995 and VoIP, including cable customers, since 2005. We first entered Europe upon the deregulation of the directory assistance services market in the U.K. in 2003, and have since expanded into other European markets.

Europe

U.K.

The U.K. market was our initial entry into the branded retail directory assistance business in Europe in 2003. We acquired the dial string ‘‘118 118’’ upon deregulation in the U.K. and launched an extensive marketing campaign to raise public awareness of the number. Currently, we provide domestic and international voice directory assistance and a range of other enhanced information, and local search services. For example, we offer 118-118 TXT Service, a two-way SMS service, and ‘‘Ask Me Anything,’’ a service providing answers to almost any customer query. We also offer free advertising-supported directory assistance and operate an Internet site dedicated to U.K. local listings. We launched 118//Media in the U.K. market in 2007 using the strength of our brands and customer reach to provide a suite of advertising products to businesses.

The launch advertising campaign featured the ‘‘118 Twin Runners,’’ a quirky throwback to the 1970s. Soon thereafter, the ‘‘118 Twin Runners’’ became part of popular culture and made ‘‘The Number 118 118’’ one of the most recognized brands in the U.K. We continue to advertise our brands primarily through television and to a lesser extent through radio, online and outdoor promotions.

Our ‘‘118 118’’ directory assistance service in the U.K. is priced based on a flat rate per call plus a per minute fee. Wireless carriers typically mark-up our prices and charge the end-consumer based on their own pricing structures. Wireline carriers charge consumers based on our pricing and charge a fee for their service. In both cases, we receive payment directly from the carrier and are not exposed to any end customer collection risk.

In January 2007, capitalizing on our large caller base, leading market share and brand awareness in Europe, we began offering 118//Media — a suite of advertising-based services — in the U.K. and Ireland to small, medium and large businesses. 118//Media provides advertisers with a measurable means of targeting interested customers at the national and local levels. Businesses purchase a bundled advertising package of enhanced voice, mobile text and online services, with each package targeting a number of geographic areas. Related directory assistance queries made in those areas are then directed to the specific business by a call center operator and by SMS. During 2007, we entered into annual contracts with over 7,000 small, medium and large businesses for our 118//Media service. We believe this advertising-based service business represents a growth opportunity for us, and we plan to launch this service elsewhere in the future.

We have the number one market position in directory assistance in the U.K., with, as of the fourth quarter of 2007, a 57% share of call volume. Our U.K. calls and information requests are handled by our call centers in the U.K. located in Cardiff and Plymouth, and in the Philippines.

France

We replicated our success in the U.K. in France by launching an advertising campaign in late 2005 using a culturally relevant variation of the ‘‘twins’’ theme. We were awarded the ‘‘118 218’’ dial string and provide domestic and international voice directory assistance and our enhanced information services.

Similar to the U.K., we achieved our leading market position in France through our popular marketing campaign and high-quality service. Our brand elicits high awareness among consumers. We advertise our brand primarily through television and to a lesser extent through radio, online and outdoor promotions. Over the course of launching our brand, our theme song sold over 250,000 copies and the related advertising spots sold over 20,000 DVDs. In addition, over 300,000 people downloaded the theme’s ringtone and wallpaper to their wireless phones.

Our ‘‘118 218’’ directory assistance service in France is priced based on a flat rate per call plus a per minute fee. Both wireline and wireless carriers charge consumers based on our pricing and charge a fee for their service. In both cases we receive payment directly from the carrier and are not exposed to end customer collection risk.

We have the number one market position in directory assistance in France with a 51% share of call volume, as of the fourth quarter of 2007. We operate an Internet site dedicated to French local listings, and we plan to offer our 118//Media services in France in the future.

Our calls and information requests in France are handled by call centers in France, Mauritius and Morocco. Our directory assistance service in France was recognized as having the highest quality of service, in respect of speed and accuracy, by the French telecom regulator ARCEP during the most recent period this data is available. We update our listings database daily from a variety of data sources and continually measure our call center operator performance to ensure high-quality customer service.

Ireland

We entered the Irish market in April 2006 through our acquisition of Conduit. Our retail branded services are offered under the ‘‘118 50’’ dial string. In 2007, we re-branded our operations in Ireland employing ‘‘twins’’ in our marketing strategy. We offer voice directory assistance and online directory assistance. We also offer specialized customer care solutions to blue chip corporations in Ireland, mainly in the telecommunications and utility sectors. In January 2007, we also launched our 118//Media service in Ireland.

Our ‘‘118 50’’ directory assistance service is priced based on a flat rate per call plus a per minute fee. Wireless carriers typically mark-up our prices and charge the end-consumer based on their own pricing structures. Wireline carriers charge consumers based on our pricing and charge a fee for their service. In both cases, we receive payment directly from the carrier and are not exposed to any end customer collection risk.

We estimate that we hold the number two market position in Ireland with a 32% share of call volume. Information requests originating in Ireland are handled by our call centers located in Dublin.

Other European Markets

We entered the Swiss market following the deregulation of that market on January 1, 2007. We already had a strategic foothold in Switzerland as an outsourced provider to leading wireless carriers through the Conduit acquisition. Our retail branded services employing the ‘‘twins’’ theme is branded as ‘‘Die Nummer 18 18’’ and is offered under the ‘‘18 18’’ dial string.

Our directory assistance service in Switzerland is priced based on a flat rate per call plus a per minute fee. Both wireline and wireless carriers charge consumers based on our pricing and charge a fee for their service. In both cases we receive payment directly from the carrier and are not exposed to any end customer collection risk.

We estimate that we hold the number two market position in Switzerland with a 40% share of call volume. Our calls and information requests in Switzerland are handled through two call centers, one owned and one outsourced.

In Italy, we launched our advertising campaign in 2005 using the ‘‘twins’’ strategy. We acquired the ‘‘892 892’’ dial string and branded our operations under ‘‘Il Numero 892 892’’. Our ‘‘892 892’’ directory assistance service is priced based on a flat rate per call plus a per minute fee. Both wireline and wireless carriers charge consumers based on our pricing and charge a fee for their service. In both cases we receive payment directly from the carrier and are not exposed to any end customer collection risk. Our Italian calls and information requests are handled by a call center in Albania.

We entered the Austrian market in April 2006 through our acquisition of Conduit. We offer retail directory assistance, outsourced directory assistance and customer care services in the Austrian market. We provide our services in Austria through one call center located in Vienna. Our retail branded services are offered under the ‘‘118 811’’ dial string.

North America

In the North American market, we answer directory assistance calls on behalf of telecom providers. Our customer relationships are typically long-term in nature, contain fixed price provisions which may vary based on volume, may stipulate the amount of call volume to be routed offshore, and may contain service level agreements. Our largest U.S. customers by revenue are Sprint Nextel, Verizon Wireless, Comcast, Cox Communications, U.S. Cellular and Cricket. These corporate customers, not the end-users, are responsible for making payments to us, and therefore we experience low payment collection risk.

Our high-quality service and competitive prices have allowed us to establish long-term relationships with our customers. We have experienced teams for the largest of these customers and maintain a continuous dialogue with them, which allows us to offer them new products and quickly accommodate their needs. We offer to our customers the speed and flexibility that make using us more efficient than handling directory assistance services in-house. As a result, we have been able to consistently renew our contracts with our largest corporate customers, including our contract with Verizon Wireless (and its predecessors) three times since 1996 and our contract with Sprint Nextel twice since 2002.

Our commitment to high-quality service and competitive prices has been recognized by the Paisley Group, which has consistently ranked us as a top directory assistance provider.

In September 2006, we acquired Excell, which broadened our product offerings, expanded our directory assistance customer base and provided us entry into the customer care market, including food ordering.

Network Telecommunications and Call Centers

We utilize an advanced VoIP communications network, continually updated information database, non-unionized employees and 17 owned and 12 outsourced call centers located in 12 countries to provide timely and accurate responses to our customers while maintaining low operating costs. We maximize cost efficiency by routing calls through our company-owned call center locations in Austria, Canada, Ireland, the Philippines, Switzerland, England, the United States and Wales, and through outsourced call centers in Albania, France, Mauritius, Morocco, the Philippines, Switzerland and the United States. In the case of company-owned call centers, we lease the call center facilities, provide the equipment and technology and directly employ, train and manage the employees. In the case of outsourced call centers, we pay a third-party provider on a per call basis to answer calls routed to the facility. Persons employeed at the outsourced call centers, including the call center operators, are not our employees. Further, we do not lease, maintain or manage outsourced call centers or train the persons working there. We do, however, in some cases, provide technology to outsourced call centers, such as search engine software, telecommunications support and quality control management support. Our agreements with our outsourced call centers generally include provisions under which the call center must meet certain quality control standards, which allows us to control the quality of and response time to calls. The number of locations of call centers we maintain provides redundancy in the network, ensures reliability, enables us to operate in multiple time zones reducing overlap of peak periods and results in more efficient use of facilities and staff. We had more than sufficient network and call center capacity to handle our 2007 call volume of over 1.0 billion calls.

The following table sets forth as of March 31, 2008 the number of call centers we own or to which we outsource and the number of operator seats at each location:

Call center location	No. of call centers	No. of seats
Europe	8	2,267
North America	7	1,988
Philippines	2	1,056
Outsourced	12	1,944
Total	29	7,255

We believe we operate one of the most reliable networks in the industry and provide innovative, industry-leading products and services. We purchase network, telecommunications and other technical services from vendors throughout the world. Our corporate directory assistance solutions enable telecommunications customers to increase revenue, improve customer satisfaction, extend their brand, provide personalized content, and reduce churn. We have become the leading independent directory assistance provider, in part, because of our network, data quality and innovation.

Listings Database

We believe the quality of our directory listing database is one of our key competitive advantages. We purchase data from over 30 data providers. We generally obtain our listings from the one or two main data providers in each country in which we provide directory assistance services and then we supplement this data from other providers when necessary. Data providers in each country are typically regulated by that country’s telecommunications regulator The cost of the data, which is also typically regulated, is usually based on a ‘‘per dip,’’ or per search, basis. In some cases, our data provider is also affiliated with or owned by a competitor of ours. For instance, in Switzerland, we obtain our data exclusively from Swisscom Directories, which is majority-owned by Swisscom, our main Swiss competitor. In such cases where our data provider is affiliated with or owned by a competitor, pricing is regulated and usually publicly available so that the data provider may not disadvantage us in its pricing policy.

Our listings database agreements provide for an initial term ranging from under one year to three years, with a median initial term of one year, renewable automatically, typically for consecutive one year terms. We also have several agreements, most notably in the U.K., France and Austria, with indefinite terms whereby the agreements remain effective until terminated. Our listings database agreements typically provide for termination by either party upon written notice, with the median notice requirement to terminate an agreement being three months. The agreements also typically provide for termination for cause if, for instance, the non-terminating party becomes insolvent, files a bankruptcy petition or becomes subject to a receivership, or in the case of an unremedied material breach of the agreement.

We manage over 270 million listings globally, over 190 million of which are in the United States. We have a large and experienced data department that continually monitors and updates our listings database to ensure accurate and complete information. We change up to three million of these listings daily. We also geographically code each number in our database to provide geographically precise answers to callers’ queries. As a result, we believe we are able to provide more reliable information than paper directories and online services which may lag months behind.

Customers

We provide branded retail directory assistance services to businesses and consumers in our European markets. In the U.K. and Ireland, we provide bundled voice, text and Internet advertising products to a broad range of businesses through our 118//Media business. We plan to introduce this service elsewhere in the future.

We provide outsourced directory assistance in the United States, and to a lesser extent in Europe, to telecommunications, cable telephony, VoIP providers and other corporate customers. Our largest U.S. customers by revenue are Sprint Nextel, Verizon Wireless, Comcast, Cox Communications, U.S. Cellular and Cricket, and our Europe customers include Vodafone, Orange and T-Mobile. Our two largest customers in our North American wholesale business are Verizon Wireless and Sprint Nextel. While Verizon Wireless and Sprint Nextel are among our largest U.S. corporate customers and a loss of either or both would likely reduce the operating revenues of our North American segment, we do not believe that the loss of either or both would materially harm our ability to conduct our business, pay interest on our credit facilities or maintain sufficient working capital and liquidity to implement our business strategy.

Competition

In Europe, our major competitors in traditional directory assistance include incumbent wireline telephone companies and directory assistance providers that entered the market subsequent to deregulation. These competitors include British Telecom in the U.K.; France Telecom and Telegate in France; Eircom in Ireland; and Swisscom in Switzerland. We also compete with traditional local yellow-page providers such as Yell Group, Pages Jaunes and Seat. The primary bases on which we compete with these other providers include advertising, customer awareness, service quality and the range and breadth of our service offerings.

Our services also compete with Internet search portals such as Yahoo!, Google and MSN.com, online directory offerings of yellow pages providers, mobile search applications and two-way SMS services and other technologies and protocols, such as automated directory assistance services, advertiser-supported services and wireless application protocol equipped mobile devices.

Our 118//Media business competes more broadly in the European advertising industry with many forms of marketing media, including yellow pages, print media, Internet, mobile advertising, radio and television. We believe that as digital technology proliferates and improves data collection and return on investment measurement for advertisers, 118//Media will be well positioned to provide a compelling alternative to our competitors.

Our major competitors in the United States outsourced directory assistance market are telecommunication incumbents Verizon LiveSource, AT&T and Qwest and independent provider Metro One. However, in the United States, we are the largest independent provider of directory assistance to wireless and VoIP telephony providers, while our competitors have a much greater concentration in landline calls, and, with the exception of Verizon’s Live Source business, primarily service their own subscribers. We principally compete in the United States on price and service quality.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the European Union, United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our brands and our proprietary technology. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to proprietary technology. Critical elements of our brands are registered trademarks in the European Union and in the United States.

Circumstances outside our control could pose a threat to our brand and intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our brands or intellectual property could make it more expensive to do business and harm our operating results.

Companies in the branding, directory assistance, Internet, technology and media industries own large numbers of patents, copyrights and trademarks and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property claims against us grows. Our brands, technologies, products and services may not be able to withstand any third-party claims or rights against their use.

As of March 31, 2008, we and our subsidiaries owned over 150 trademarks worldwide and had over 60 pending trademark applications worldwide for marks used in our business, including, ‘‘THE NUMBER 118118’’, ‘‘118218 LE NUMERO’’, ‘‘11850’’, ‘‘DIE NUMMER 1818’’, ‘‘118.com’’, ‘‘INFONXX’’ and ‘‘kgb’’. On May 6, 2008, we acquired for $8.0 million in cash 49 issued and 77 pending U.S. and Canadian patents and related rights pertaining predominantly to the North American directory assistance market, including patents related to information services and directory assistance customer care. We intend to use these patents to help enhance our product offerings in our North American markets.

Generally, U.S. trademark registrations have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. Our registrations in the European Union and other non-EU countries in which we sell services are also typically for an unlimited duration, provided we file timely renewals and continue to use the marks in commerce. We intend to maintain our material trademark registrations so long as they remain valuable to our business.

Facilities

We lease over 550,000 square feet of office space worldwide for our call centers and our engineering, marketing, sales and support offices. All of our call centers are leased facilities. We lease our corporate headquarters in New York, New York, under a lease that expires in June 2008. Our major call center facilities are as follows:

Location	Square Footage
Wichita, KS	40,500
McLeansville, NC	24,205
San Antonio, TX	17,480
San Antonio, TX	50,243
Lubbock, TX	42,000
Penticton, British Columbia	24,188
Makati City, Philippines	55,466
Santa Rosa, Philippines	60,407
Cardiff, U.K.	48,630
Cardiff, U.K.	46,021
Swansea, U.K.	19,000
Plymouth, U.K.	20,598
Dublin, Ireland	42,700
Dublin, Ireland	16,710

Regulation

The European branded consumer directory assistance markets in which we compete were created by deregulation. The markets are administered by independent regulatory authorities in each country, including the Office of Communications in the U.K. (OFCOM) and l’Autorité de Régulation des Communication Électroniques et des Postes in France (ARCEP).

In each of our branded directory assistance markets, the local regulator has administered a deregulation process which typically includes: (i) the creation of a new numbering scheme which is typically four, five or six digits beginning with 18 or 118, (ii) the granting of directory assistance numbers by lottery, (iii) the creation of a transitional period where incumbent numbers and new 18 or 118 numbers are all available, which typically lasts for several months to more than one year, and (iv) the shut off of the incumbent numbers following the transitional period.

The local regulator will also administer regulations designed to ensure a competitive directory assistance market, a high level of consumer awareness of available services and pricing, and an appropriate quality of service and compliance. Such regulations may require neutral messaging by the incumbent during the transitional period and beyond, the incumbent to carry and connect competitors’ directory assistance calls and to provide data and billing and collection services, and the prominent display of pricing in all advertisements. Regulators may also control or set ceilings on pricing and data and interconnection fees.

In the United States, telecommunications services are highly regulated. However, the burden of compliance with U.S. regulation typically falls on our wholesale customers and not on our company. For our wholesale customers in the United States, the federal government has exclusive authority to regulate rates for wireless services (including mobile telephone directory assistance), although it has never done so, and the various state authorities regulate rates for wireline services. It is unclear at this time whether rates for VoIP services will be regulated.

Employees

We currently have over 9,000 employees. None of our employees are covered by collective bargaining agreements.

Legal Proceedings

Through our Italian subsidiaries, we are parties to four pending lawsuits which allege violations of neutral messaging obligations, unfair competition and abuse of dominant position by Telecom S.p.a. and Vodafone Omnitel N.V. Our subsidiaries initiated these suits in 2005 in connection with the launch of our branded services in Italy. We claim certain damages and missing profits in these lawsuits in excess of €200 million in the aggregate. Counterclaims or related claims have been asserted against us in the excess of €130 million in the aggregate. These actions are currently before the lower courts of Milan and Rome and no provisions or reserves have been made by us with respect to these actions.

We are also subject to other legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

 Management

Directors and Executive Officers

The following table provides information regarding our directors and executive officers:

Name	Age	Position
Robert Pines	44	Chief Executive Officer and Chairman of the Board
Charlie Anderson	41	Chief Executive Officer and President, North America
Christine Baumeister	41	Global Chief Technology Officer
David Freedman	58	Global Chief Financial Officer
Kevin Gaugush	39	Chief People Officer
Zachary Green	48	Global General Counsel
Mark Horgan	41	Chief Executive Officer, Europe
Hazem Ben-Gacem	37	Director
Richard Kimball	51	Director
Thomas M. Steinberg	51	Director
Thomas J. Tisch	53	Director
Michael H. White	59	Director
Vanessa A. Wittman	41	Director

The positions and recent employment history of each of our executive officers and directors are set forth below:

Robert A. Pines.    Mr. Pines has been a director and our Chief Executive Officer and Chairman of the Board since our founding in 1992. Prior to our founding, Mr. Pines worked at Lehman Brothers in the Investment Banking department and at the management consulting firm of Corporate Decisions Inc., now part of Mercer Consulting. He holds an AB in Economics, cum laude, from Harvard College and an MBA with honors from the Wharton School of the University of Pennsylvania.

Charlie Anderson.    Mr. Anderson has been Chief Executive Officer and President, North America, since 2006. Mr. Anderson rejoined us through our acquisition of Excell, where he served as President since 2004. Prior to that, he had been Vice President with us since 2000. In that capacity, his responsibilities included strategy, marketing and sales, product management and business development. From 1988 to 2000, he held executive positions at AT&T. Mr. Anderson holds a BS in Business Management from Messiah College and completed an Executive Education Program at the University of Michigan.

Christine A. Baumeister.    Ms. Baumeister has been Global Chief Technology Officer since May 2007. Ms. Baumeister has held diverse leadership positions since joining us in November 1996, including Director of European Affairs, France, Switzerland and Austria from 2006 to 2007, Corporate Vice President from 2001 to 2006, Vice President, Product Development from 2000 to 2001, and Director of Telecommunications from 1997 to 2000. She holds an MBA from Villanova University.

David Freedman.    Mr. Freedman has served as our Global Chief Financial Officer from 2000 until the present, except during the period from August 2006 until September 4, 2007 when Mr. Freedman headed our business development group where he was responsible for growth initiatives including acquisitions and new ventures. Mr. Freedman continues to head our business development group. Prior to joining us, Mr. Freedman served as Vice President & Chief Financial Officer at Wireless Services LP since 1998. Before joining Wireless Services, Mr. Freedman served as Vice President and Chief Financial Officer for Jotan, Inc. from 1994. Previously, Mr. Freedman spent 14 years with CSX Corp. in various senior financial management positions. Mr. Freedman holds a BA from City College of New York and an MBA from Nova University.

Kevin Gaugush.    Mr. Gaugush has been the Chief People Officer since joining us in July 2007. Prior to that, he spent eight years at ARAMARK. During his time at ARAMARK, Mr. Gaugush served in various human resources capacities, including as Vice President Human Resources for the Sports

& Entertainment Division from 2004 to 2007, Vice President Human Resources for Facility Services, Education Division from 2002 to 2004 and as a director and then senior director of human resources for the Uniform Services Division from 1999 to 2002. Prior to ARAMARK, Mr. Gaugush spent five years at Honeywell (formerly AlliedSignal). Mr. Gaugush holds a BA in Economics from Yale University and an MBA from the University of Michigan.

Zachary Green.    Mr. Green has been our Global General Counsel since March 2006. Prior to that, Mr. Green was Associate General Counsel, Corporate and Securities, and Corporate Compliance Officer for PanAmSat Corporation from 2000, where he was responsible for all aspects of capital markets transactions, including PanAmSat’s $900 million IPO in 2005, international corporate legal affairs, including merger and acquisitions, and Sarbanes-Oxley compliance. Before joining PanAmSat, Mr. Green was a corporate attorney in private practice from 1995. For 11 years prior to becoming an attorney, Mr. Green was an electrical engineer with the Hewlett Packard Company. Mr. Green holds a BS in Electrical Engineering from Polytechnic University and a JD from Columbia University.

Mark Horgan.    Mr. Horgan has been Chief Executive Officer, Europe, since August 2007, prior to which he was Chief Executive of U.K. Operations, starting in September 2005. Mr. Horgan was an Executive Director at MFI Group from 1999 to 2005 and held a wide range of U.K. and European marketing positions at Mars Confectionery, United Biscuits and Nestle U.K. from 1987 to 1999. He holds a first class honors degree in Applied Physics from University of Strathclyde.

Hazem Ben-Gacem.    Mr. Ben-Gacem, who has been a director since 2006, is a Managing Director at Investcorp and a founding partner of its venture capital activities since its formation in 2001. Between 1994 and 2001, Mr. Ben-Gacem was a member of Investcorp’s European leveraged buyout team, where he was responsible for the origination and execution of new leveraged buyout investments in Europe, as well as post-acquisition management of portfolio companies. Prior to joining Investcorp in 1994, Mr. Ben-Gacem was a member of Credit Suisse First Boston’s Mergers & Acquisitions team in New York. Mr. Ben-Gacem currently serves on the board of directors of Wireless Telecommunication Group, Moneybookers Limited and Mania Technologie AG. Mr. Ben-Gacem is a graduate of Harvard University where he received a BA in Economics with honors.

Richard Kimball.    Mr. Kimball, who has been a director since 2004, is a founding general partner of Technology Crossover Ventures (TCV), a venture capital and private equity firm. Mr. Kimball currently serves on the board of directors of Techwell (TWLL) and two other privately held companies. Mr. Kimball graduated cum laude from Dartmouth College with an AB degree in History and received an MBA with an emphasis in finance from the University of Chicago.

Thomas M. Steinberg.    Mr. Steinberg, who has been a director since 1998, is currently President of Tisch Family Interest, with responsibility for management of public equity, private equity, debt, real estate and alternative investments portfolios for the families of Laurence A. Tisch and Preston Robert Tisch. Mr. Steinberg joined the Tisch Family Interest in 1991. Previously, Mr. Steinberg had been a Vice President with Goldman, Sachs & Co., where he worked from 1982 to 1986. Mr. Steinberg also serves as a member of the board of directors of Gunther International and Cellegy. Mr. Steinberg graduated summa cum laude and Phi Beta Kappa from Yale University in 1978 and received an MBA from Stanford University in 1982.

Thomas J. Tisch.    Mr. Tisch, who has been a director since our inception in 1992, is the Managing Partner of Four Partners, an investment fund based in New York. Mr. Tisch serves as a director of Sears Holdings Corporation, Brown University and New York University Medical Center. Mr. Tisch is a graduate of Brown University, where he received his AB, and he received his JD at New York University School of Law.

Michael H. White.    Mr. White, who has been a director since our inception in 1992, is Chairman of Rite-Hite Holding Corporation, a privately-held international manufacturer and distributor of industrial equipment. Mr. White also serves on the boards of directors for Junior Achievement of Wisconsin, YMCA of Metropolitan Milwaukee, Concordia University of Wisconsin Foundation, Blood Center of Southeastern Wisconsin, Milwaukee Institute of Art and Design, Froedtert and Community

Health System, Park Bank Milwaukee, Milwaukee World Festivals, Facilitator Capital Fund and BoltzUSA.com. Mr. White attended Duke University and the Harvard Business School President’s Program.

Vanessa A. Wittman.    Ms. Wittman, who has been a director since March 2008, was Executive Vice President and Chief Financial Officer of Adelphia Communications Corporation, a cable television company from March 2003 until December 2006, when Adelphia completed a Chapter 11 bankruptcy reorganization and sold the majority of its revenue-generating assets to two other cable companies. From February 2000 to March 2003, Ms. Wittman served as Vice President of Corporate Development, and then as Chief Financial Officer of broadband network services provider 360networks Inc. 360networks filed for Chapter 11 bankruptcy protection in the U.S. and similar protection in Canada in June 2001, and emerged from bankruptcy protection in November 2002. She served as Senior Director, Corporate Development for Microsoft Corporation from April 1999 to February 2000 and as Chief Financial Officer for Metricom, Inc., a wide area wireless data solutions provider, from April 1997 to November 1998. Ms.Wittman graduated cum laude and Phi Beta Kappa from the University of North Carolina, Chapel Hill, in 1989 and received an MBA from the Darden School of Business at the University of Virginia in 1991 where she was a Shermet Scholar.

Former Executive Officer

On May 20, 2008, Chris Moss ceased to serve as our Chief Executive Officer of Internet, a position Mr. Moss held since November 2007. Mr. Moss now serves in a non-executive role with the title Creative Chairman and advises us on marketing and other matters. We anticipate Mr. Moss’ employment status will change to that of an independent consultant. Mr. Moss’ role following this change will be similar to that prior to November 2007 when he advised on the launch of several of our European brands and supported our U.K. business.

Board of Directors

Composition of the Board of Directors

Our board of directors currently consists of seven members: Messrs. Pines, Ben-Gacem, Kimball, Steinberg, Tisch and White and Ms. Wittman, all of whom will continue to serve on our board following the consummation of this offering. Following the recapitalization, our amended and restated bylaws will provide for a staggered board so that our board of directors will be divided into three classes that will be, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, with the term of each class staggered so that the term of only one class of directors expires at each annual general meeting. The proposed terms of the Class I, Class II and Class III directors will expire in 2009, 2010 and 2011, respectively. The Class I directors will include     , the Class II directors will include      and the Class III directors will include     . Any vacancy on the board of directors may be filled by a majority of the directors then in office. Our amended and restated bylaws will provide that the number of directors on our board may be increased by the board.

Under the rules and regulations of the SEC and the listing standards of the New York Stock Exchange, we will be required to have a majority of independent directors on our board of directors commencing one year after the date of effectiveness of this registration statement. Our board of directors has determined that Ms. Wittman is ‘‘independent’’ under current rules and regulations of the SEC and the New York Stock Exchange.

Committees of the Board of Directors

Prior to the consummation of this offering, we will establish an audit committee, a compensation committee and a nominating and corporate governance committee of our board of directors and at such time our board of directors will adopt charters for these committees. Each charter will comply with the applicable federal and the New York Stock Exchange rules relating to corporate governance matters and will be available on our corporate website.

Audit Committee.    Prior to the consummation of this offering, our board of directors will establish an audit committee consisting of three members, including Ms. Wittman. Under the rules and regulations of the SEC and the New York Stock Exchange, we will be required to have a majority of independent directors on our audit committee commencing 90 days after the date of effectiveness of this registration statement and only independent directors on our audit committee commencing one year after that date. The board of directors will also determine which member of our audit committee qualifies as an audit committee ‘‘financial expert’’ under SEC rules and regulations. The audit committee will, among other things, oversee the engagement of our independent public accountants, review our financial statements and the scope of annual external and internal audits and consider matters relating to accounting policies and internal controls. The audit committee will be governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.

Compensation Committee.    Prior to the consummation of this offering, our board of directors will establish a compensation committee consisting of         members, including Ms. Wittman. Under the rules and regulations of the SEC and the New York Stock Exchange, we will be required to have a majority of independent directors on our compensation committee commencing 90 days after the date of effectiveness of this registration statement and only independent directors on our compensation committee commencing one year after that date. The compensation committee will, among other things, review, approve and make recommendations to our board of directors concerning our compensation practices, policies and procedures for our directors, executive officers and other key employees, and will review and make recommendations to the board of directors with respect to our equity compensation and other benefit plans.

Nominating and Corporate Governance Committee.    Prior to the consummation of this offering, our board of directors will establish a nominating and corporate governance committee consisting of          members, including Ms. Wittman. Under the rules and regulations of the SEC and the New York Stock Exchange, we will be required to have a majority of independent directors on our nominating and corporate governance committee commencing 90 days after the date of effectiveness of this registration statement and only independent directors on our nominating and corporate governance committee commencing one year after that date. The nominating and corporate governance committee will be responsible for, among other things, (1) selecting potential candidates to be nominated for election to the board of directors; (2) recommending potential candidates for election to the board of directors; (3) reviewing corporate governance matters; and (4) making recommendations to the board of directors concerning the structure and membership of other board committees.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under federal securities laws.

Director Compensation

On March 28, 2008, as consideration for anticipated future service as a committee member of each of the audit, compensation and nominating and corporate governance committees, and for her proposed service as chair of the audit committee, Ms. Vanessa Wittman, a non-employee director, received (i) a one-time restricted common stock grant of 3,669 shares, granted pursuant to the 2006 Stock Incentive Plan, with one-third of the total shares granted vesting equally over three years, beginning with the first anniversary of the grant date, (ii) a choice between a common stock grant in the amount of 3,669 unrestricted shares and $100,000 in cash compensation, in either case payable quarterly, whereby Ms. Wittman elected to receive cash for the first quarterly installment, and (iii) the ability to purchase up to an additional 3,669 shares in common stock, which Ms. Wittman purchased. All share grants and purchases were made at $27.25 per share, which our board of directors determined was at or above the fair market value of our common stock at the time of each grant and purchase.

For each year that Ms. Wittman remains a committee member of any committee of the board of directors to which she is appointed, Ms. Wittman will be paid, on a quarterly basis, a fee in the aggregate amount of $100,000 as compensation for her services. Ms. Wittman will be entitled to receive this compensation in either all cash or all common stock, to be determined solely at Ms. Wittman’s discretion.

Directors who are also our employees will not receive compensation for their role as director. In 2007, none of our directors received any compensation for service as a member of our board of directors.

We intend to reimburse all non-employee directors for reasonable expenses incurred to attend meetings of our board of directors or committees but do not intend to pay directors meeting attendance fees. Other than as described above, we do not expect to provide any of our directors with any other compensation or perquisites.

Executive Compensation

Compensation Discussion and Analysis

Our Named Executive Officers for 2007 are Robert Pines, our founder, Chairman and Chief Executive Officer; David Freedman, Global Chief Financial Officer from September 5 to December 31; Christine Baumeister, Global Chief Technology Officer; Mark Horgan, Chief Executive Officer, Europe; Chris Moss, Chief Executive Officer of Internet from November 12 to December 31; and John Maxwell, Global Chief Financial Officer from January 1 to September 4.

Executive Compensation Objectives and Philosophy

Historically, our compensation approach has reflected our status as a private, closely-held company and, accordingly, the discussion and analysis set forth below is indicative of the approach taken to compensation to date. Our senior management is carefully examining our executive compensation programs and is considering possible revisions to the programs in light of our transition to being a publicly-held company. Any such revisions would be subject to review and approval by our board of directors, and, depending on the proposal, could also be subject to the approval of our stockholders.

The primary objective of our overall executive compensation program is to provide balanced, comprehensive, competitive and cost-effective rewards in both the short and long-term. In the past, our board of directors reviewed and determined the compensation of our Chief Executive Officer, who in turn reviewed and determined the compensation of our other executive officers. No other executive officer has played a significant role in determining executive officer compensation. Upon the consummation of this offering, our compensation committee will review and determine the compensation of each of our executive officers, taking into account the recommendations of the Chief Executive Officer with respect to executive officers other than himself. In addition, our Chief People Officer will have a role in determining compensation. Our executive compensation program is designed to reward performance that promotes the interests of our stockholders, our business strategy and the hiring and retention of key executive officers by operating in accordance with the following policies:

•	Compensation is aligned with stockholder interests: The program should align the interests of executives with the long-term interests of our stockholders by encouraging ownership of our stock and providing other incentives to maximize value for our stockholders.

•	Compensation supports the business strategy: Our compensation program should reinforce our underlying business strategy and objectives by rewarding successful achievement of our business goals.

•	Compensation opportunities are competitive and promote the retention of key executive officers: Our compensation program should attract experienced executives who are proven managers and who consistently deliver operational and financial results, as well as retain our executive talent in a highly competitive market while managing costs. Accordingly, we attempt to be competitive in our compensation with those in similar industries and with similar levels of responsibility.

Elements of Executive Compensation

We have no formal process for determining compensation, and our compensation determinations are highly individualized. We generally use cash compensation to attract and retain talent and a combination of variable cash and long-term equity incentives to ensure a performance-based delivery of pay that aligns, as much as possible, our executive officers’ rewards with our stockholders’ interests and that also takes into account competitive factors and the need to attract and retain talented individuals.

Our goal is to remain competitive in the employment marketplace and to provide executives with compensation that adequately reflects their position, contribution and experience. When setting an initial base salary for a new executive, we speak with recruiters and employment candidates to assess the base salaries and incentive-based compensation offered by other companies to executives performing similar duties and having comparable responsibilities. We also take into consideration the potential accumulation by the individual of deferred compensation in the form of equity awards (usually stock options), employee benefits, perquisites and the potential for cash incentive compensation. In determining cash incentive compensation (bonus awards), we typically focus on company performance and individual performance at a ratio that approximates 40% for company performance and 60% for individual performance. In setting company performance targets, we look at both the performance of the company overall (including Total Adjusted EBITDA) and the performance of individual business units. Individual performance targets, on the other hand, are determined on a case-by-case basis and are typically business or project related. For instance, the completion by individuals of large initiatives, such as a new country launch, the consummation of an acquisition or the development of a successful product may serve as the basis for assessing an individual’s performance. Distinct bonus objectives for both company and individual performance are set quarterly. Typically, company performance targets are set on an ‘‘all-or-nothing’’ basis, so that if the company falls short of its objective for a quarter, that portion of the bonus relating to company performance is not achieved for that quarter. Our Chief Executive Officer and board of directors recognizes the importance of flexibility and may make compensation decisions that are above or below market ranges for any individual or for any specific element of compensation. We have no formal policy for allocating between annual and long-term compensation or between cash and non-cash compensation.

Salary.    Base salary for each executive officer, including each of the Named Executive Officers, reflects that executive’s level of experience, responsibilities and expected future contributions to our business, as well as market competitiveness for retaining talent and the cost of living in the executive’s geographical area. For example, as Chief Executive Officer, Mr. Pines is instrumental in developing the overall direction of the company and he is responsible for strategic initiatives such as the launching of new brands, the acquisition of complementary businesses, the expansion of products and services into new and existing geographic regions and all major operational activities. As Chief Executive Officer, Europe, Mr. Horgan is responsible for operational and strategic initiatives in Europe from where we derive the majority of our revenue. As Chief Executive Officer of Internet, Mr. Moss was instrumental in our successful branding and marketing campaigns worldwide and he has served as marketing director for other leading companies. Messrs. Pines’, Horgan’s and Moss’ base salaries are consistent with their levels or experience, responsibilities and contributions.

Base salary is an important element of executive compensation because it provides executives with a stable base level of monthly income. These base salaries are also an integral component of our total compensation program because we use base salaries to help determine in part the relative potential maximum aggregate amount of an executive’s annual or quarterly bonus award. We do not use the information obtained from recruiters or employment candidates to re-evaluate existing base salaries, but we take such information into consideration, as a proximate estimate of market rates, when initially hiring an executive. We also consider the recommendation of our Chief Executive Officer in reviewing and approving the base salaries of all executive officers, including the other Named Executive Officers, whether at the time of hire or subsequently.

Bonuses.    Bonuses are distributed on a quarterly basis except for the bonus of our Chief Executive Officer, whose bonus is determined annually by the board of directors on a discretionary basis. The target bonuses for our executive officers range between 30% and 50% of base salary. The level of bonus opportunities and performance targets for executive officers (other than our Chief Executive Officer) are based on company performance and individual performance at a ratio that approximates 40% for company performance and 60% for individual performance. In setting company performance targets, we look at both the performance of the company overall (including EBITDA metrics) and the performance of individual business units. Individual performance targets reflect an individual’s responsibilities, competitive considerations and other general performance metrics described in more detail below, and are often project related. While an executive officer’s target bonus percentage is used as a guide, our Chief Executive Officer has the authority to increase without board approval an executive officer’s bonus payment based on that individual’s achievement of strategic and financial goals. No such increase was authorized by the Chief Executive Officer for any Named Executive Officer in 2007.

In setting company performance targets, we use Total Adjusted EBITDA as one measure of overall company performance because this measure is primarily objective and can be readily measured. In the case of Mr. Horgan, we use other EBITDA metrics, such as U.K. EBITDA and European EBITDA, to measure overall company performance as these metrics more closely relate to Mr. Horgan’s responsibilities in any given year. We also use the performance of individual business units in our determination of company performance, at a ratio that has historically varied from year to year for a percentage of Total Adjusted EBITDA to the performance of individual business units, depending on the strategic activities of the company in the given year. For instance, in a year where we expanded into a new geographic region, we would look to see whether the related business unit met its strategic and financial goals in relation to the launch and weigh the unit’s contributions more heavily than those of other business units or of overall performance measured by EBITDA. EBITDA targets are set quarterly and historically have been aggressive, typically over 125% of EBITDA, and do not reflect expectations for our overall growth.

Individual performance is measured quarterly, and target bonus payments range between 30% and 50% of base salary. To measure individual performance, we use aggregate target bonus objectives consisting of between two and five (depending on the individual and the quarter) distinct bonus objectives, subject to the satisfaction of the performance criteria associated with each particular bonus objective. Each objective is based on particular business criteria, operational excellence, new business development, call volume, product development and people development, and are consistent with our overall strategic and financial goals for the period. In general, it is difficult but not impossible for a Named Executive Officer to achieve 100% of his or her individual performance goals in any given quarter. In 2007, the achievement of quarterly individual performance goals by our Named Executive Officers ranged from 41.7% to 100%. Cash incentive compensation for Named Executive Officers attributable to the achievement of individual performance goals ranged from 37.5% to 52% for the year (out of a maximum of 60%). We believe in keeping individual performance standards high to reward our Named Executive Officers for excellent performance while recognizing that there is always room for improvement.

The particular criteria associated with a bonus objective and the target and maximum performance levels related to the objective have historically been set by the Chief Executive Officer in consultation with management. Individual target bonus objectives are different for each of our Named Executive Officers, based on their varying job responsibilities.

With respect to Mr. Freedman, in each quarter of 2007, 60% of Mr. Freedman’s cash incentive compensation was based on individual performance and 40% was based on company performance, with an overall bonus target of 50% of salary. With respect to Mr. Freedman’s individual performance in 2007, his incentives and performance were as follows: In the first quarter his incentive was allocated to people development (35%), product development (20%) and new business development (15%), and he achieved 40% for his individual performance. In the second quarter his incentive was allocated to new business development (20%), people development (15%), operational excellence (15%), and product development (10%), and he achieved 55% for his individual performance. In the third quarter his incentive was allocated to new business development (45%) and product development (15%), and he achieved 60% for his individual performance. In the fourth quarter his incentive was allocated to new business development (30%), operational excellence (10%) and people development (20%), and he achieved 53% for his individual performance.

With respect to Ms. Baumeister, in each quarter of 2007, 60% of Ms. Baumeister’s cash incentive compensation was based on individual performance and 40% was based on company performance, with an overall bonus target of 30% of salary for the first two fiscal quarters and 50% of salary for the second two fiscal quarters. With respect to Ms. Baumeister’s individual performance in 2007, her incentives and performance were as follows: In the first quarter her incentive was allocated to operational excellence (30%), call volume (20%), product development (5%) and new business development (5%), and she achieved 55% for her individual performance. In the second quarter her incentive was allocated to operational excellence (35%) and new business development (25%), and she achieved 50% for her individual performance. In the third quarter her incentive was allocated to call volume (15%), operational excellence (25%) and product development (20%), and she achieved 45% for her individual performance. In the fourth quarter her incentive was allocated to operational excellence (35%) and people development (25%), and she achieved 51.25% for her individual performance.

With respect to Mr. Horgan, in each quarter of 2007, 60% of Mr. Horgan’s cash incentive compensation was based on individual performance and 40% was based on company performance, with an overall bonus target of 50% of salary. With respect to Mr. Horgan’s individual performance in 2007, his incentives and performance were as follows: In the first quarter his incentive was allocated to call volume (20%), operational excellence (20%), new business development (10%) and product development (10%), and he achieved 50% for his individual performance. In the second quarter, his incentive was allocated to call volume (20%), operational excellence (20%), new business development (10%) and product development (10%), and he achieved 45% for his individual performance. In the third quarter his incentives were allocated to call volume (20%), operational excellence (10%), new business development (20%) and product development (10%), and he achieved 25% for his individual performance. In the fourth quarter his incentive was allocated to call volume (30%) and product development (30%), and he achieved 30% of his individual performance. With respect to company performance, in 2007, Mr. Horgan was not subject to the Total Adjusted EBITDA target but instead was subject to U.K. EBITDA targets in the first three quarters and to a European EBITDA target in the fourth quarter, and Mr. Horgan met each of his quarterly targets.

With respect to Mr. Maxwell, in each quarter of 2007 during which Mr. Maxwell served as Chief Financial Officer, 60% of Mr. Maxwell’s cash incentive compensation was based on individual performance and 40% was based on company performance, with an overall bonus target of 50% of salary. With respect to Mr. Maxwell’s individual performance in 2007, his incentives and performance were as follows: In the first quarter his incentive was allocated to people development (20%), operational excellence (20%) and product development (20%), and he achieved 55% for his individual performance. In the second quarter his incentives and were allocated to operational excellence (45%) and people development (15%), and he achieved 47.5% for his individual performance.

As stated above, the particular criteria associated with bonus objectives and the target and maximum performance levels related to such objectives are set by Mr. Pines. The determination of target bonus payments and actual performance achievement rates for each Named Executive Officer (other than Mr. Pines) is also the responsibility of Mr. Pines, who conducts such evaluations with the help of our human resources department and finance department. The extent to which bonus objectives have been met is determined using both computerized systems managed by our human resources department, which gauge objective criteria such as call volume and project completion status, and subjective measures including self-assessment questionnaires and informal discussions with management. Cash incentive compensation for Mr. Pines was not based on specific quantitative or qualitative targets, and no assessment of performance relative to individual or company targets was performed. Mr. Pines’ performance was considered by our full board of directors (other than Mr. Pines) following the completion of fiscal 2007, and his cash incentive compensation for 2007 was unanimously approved by the board. In making its decision with respect to Mr. Pines’ cash incentive compensation, the board of directors considered our financial performance for 2007, including revenue growth and the implementation of business initiatives such as 118//Media. The board of directors did not rely on objective performance targets, however, using instead a subjective approach to rating Mr. Pines’ contributions, including informal discussions (outside the presence of Mr. Pines) relating to the board’s perceptions of Mr. Pines’ annual and historical financial achievements, the direction of the company, revenue growth, the status of strategic initiatives including new product launches and acquisition activities, and overall performance. The amount of Mr. Pines’ bonus award reflected these informal discussions by the board of directors and was determined and unanimously approved by the board of directors (other than Mr. Pines) at its sole discretion.

Mr. Moss was a consultant with us before joining us as an employee in November 2007 and, consequently, he was not subject to bonus performance targets during the year.

As stated above, typically company performance targets are set on an ‘‘all-or-nothing’’ basis, so that if the company falls short of its objective for a given quarter, that portion of the bonus relating to company performance is not achieved for that quarter. In 2007, the company met its Total Adjusted EBITDA target in the first and second quarters only. All quarterly, annual or other bonuses are paid in cash.

The bonuses earned in 2007 by our Named Executive Officers reflected in the ‘‘Non-Equity Incentive Plan Compensation’’ column of the Summary Compensation Table below reflect the policies described here.

During 2006, in addition to our standard cash bonus program, we paid to certain of our Named Executive Officers a special, one-time bonus in connection with our incurrence of incremental indebtedness, the proceeds of which were used to pay a dividend to our stockholders.

Long-Term Incentive Compensation.    Our annual long term incentive program typically consists of grants of stock options, both statutory and non-qualified. All outstanding grants of equity are under our 1996 Stock Plan, our 2004 U.K. Approved Subplan, or the U.K. Subplan, or our 2006 Stock Incentive Plan, each of which is described below. We provide long-term equity awards in part because we believe executive ownership of our common stock aligns executive interests with those of stockholders and is therefore a priority. We also believe that these awards are particularly valuable as a recruiting and retention tool, particularly in light of the extensive use of these types of awards in the market in which we compete for executive talent.

Our executive officers generally are awarded stock option grants at the time of hiring and, thereafter, only upon the occurrence of significant and unique corporate events. The total amount set aside for stock option grants is currently    % of our fully-diluted share base, after giving effect to shares issued and stock option grants.

Outstanding stock options typically vest equally over five years, with 20% vesting each year. Our board of directors has made an exception to this standard vesting schedule with respect to one grant to Mr. Moss in February 2006, which vests in equal parts over two years, and two grants in November and December 2006, respectively, to Mr. Pines, which have since fully vested and have been exercised.

In December 2006, we awarded Mr. Pines a special, one-time grant, not made under an equity incentive plan, of 2,838,662 shares of our common stock in recognition of the substantial value he created since our founding, including the successful launch of our branded retail directory assistance services in Europe and to further align his interests with those of other stockholders. As stated in the preceding paragraph, this was one of two grants to Mr. Pines in 2006. This grant was a one-time special award and we currently do not anticipate making similar equity grants to executive officers in the future except under our 1996 Stock Plan, our U.K. Subplan, our 2006 Stock Incentive Plan or other equity incentive plans that we may adopt in the future.

In November 2007, we awarded certain of our executives under our 1996 Stock Plan options to purchase an aggregate of 435,000 shares of our common stock and under our 2006 Stock Incentive Plan options to purchase an aggregate of 410,000 shares of our common stock, in each case at an exercise price of $27.25 per share, which our board of directors determined was at or above the fair market value of our common stock at the time of the grant. These awards were made on a commensurate basis with an increase in job responsibilities. With the exception of 300,000 shares of our common stock granted to Mr. Moss under the 1996 Stock Plan, which will vest at the rate of 33 1/3% per year over three years, these options will vest at the rate of 20% per year over five years.

Prior to the consummation of the offering, our board of directors is expected to adopt, and our stockholders are expected to approve, a new stock incentive plan that will serve as a source for new equity incentive awards in respect of our Class A common stock following the offering. This new plan, the 2008 Omnibus Incentive Plan, will be similar to our 2006 Stock Incentive Plan but will provide for grants in respect of our shares of Class A common stock. The share reserve under the 1996 Stock Plan, the U.K. Subplan and the 2006 Stock Incentive Plan will be frozen so that no new grants will be available under these plans, except to the extent shares are returned to the plans (i.e. due to forfeitures of prior grants).

Other Compensation.    We have a limited program granting perquisites and other benefits to our executive officers. These may include, for executives who are on foreign assignments, housing allowances, cost of living adjustments, tax preparation services and the reimbursement of certain foreign tax obligations.

Summary Compensation Table

The table below sets forth information concerning compensation earned by our Named Executive Officers during the fiscal year ended December 31, 2007:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Earnings ($)	All Other Compensation ($)	Total ($)
Robert Pines, Chief Executive Officer(2)	733,110	—	—	—	300,000	—	31,781	1,064,891
David Freedman, Global Chief Financial Officer(3)	315,723	—	—	13,747	113,352	—	12,720	455,542
Christine Baumeister, Global Chief Technology Officer(4)	254,615	—	—	38,346	65,968	—	328,117	687,046
Mark Horgan, Chief Executive Officer, Europe(5)	622,838	—	—	51,974	245,884	—	146,473	1,067,169
Chris Moss, Chief Executive Officer of Internet(6)	721,402	—	—	1,947,253	—	—	172,631	2,841,286
John Maxwell, former Chief Financial Officer (through and including September 4, 2007)(7)	237,199	—	—	—	74,344	—	102,804	414,347
(1)	Option awards are calculated in accordance with SFAS 123(R). The amount reflects the dollar amount realized by us for financial statement reporting purposes in 2007 in connection with the vesting of outstanding options to purchase shares of common stock.
(2)	Mr. Pines’ Salary excludes $10,925 of deferred compensation paid in 2007 but earned in prior years and includes $20,000 of deferred compensation earned in 2007. Mr. Pines’ All Other Compensation expense was $31,781, which includes $15,129 of taxable income related to driver expense and $16,652 of company vehicle usage and estate planning expense.
(3)	Mr. Freedman’s annual salary was $310,000 during the first half of 2007 and increased to $322,400 for the second half of 2007. Mr. Freedman’s Salary excludes $42,144 of deferred compensation paid in 2007 but earned in prior years and includes $44,209 of deferred compensation earned in 2007. Mr. Freedman’s All Other Compensation consists of leased company vehicle usage and a 401(k) match.
(4)	Ms. Baumeister’s annual salary was $250,000 during the first half of 2007 and increased to $260,000 for the second half of 2007. Ms. Baumeister’s All Other Compensation includes reimbursements totaling $234,621 for incremental costs incurred as a result of foreign relocation, consisting of $187,739 of foreign taxes, $38,179 of foreign housing costs and $8,703 in tax preparation costs, moving costs and to cover a U.S. tax gross-up. While residing in France, Ms. Baumeister also earned a cost of living adjustment of $60,908 and $32,589 in vehicle and further housing expense, compensation due to currency translation and a 401(k) match.
(5)	Mr. Horgan’s All Other Compensation consists of an auto allowance of $28,676, medical benefits and $115,560 in company contributions to a supplementary U.K. pension plan. This plan is based on national insurance contributions and provides individuals under the plan an additional pension to their basic U.K. pension. All figures for Mr. Horgan have been converted to U.S. dollars using the average exchange rate of GBP to USD of 1.99914.
(6)	Mr. Moss served as a consultant to us and as such was our Chief Marketing Officer, supporting our U.K. business, until November 11, 2007, for which he earned $633,776. Mr. Moss served as our CEO of the Internet from November 12, 2007 until May , 2008, for which he earned $87,626 in 2007. Mr. Moss’ All Other Compensation includes travel and living expenses he earned while in the U.K. of $102,631 and relocation expenses of $70,000. All figures for Mr. Moss have been converted to USD using the average exchange rate of GBP to USD of 1.99914 in accordance with the terms of his employment agreement.
(7)	Mr. Maxwell served as our Global CFO through September 4, 2007. Mr. Maxwell’s annual salary was $325,000 during the first half of 2007 and increased to $336,916 as of June 29, 2007. Mr. Maxwell’s Salary includes $5,136 of deferred compensation earned in 2007. Mr. Maxwell’s All Other Compensation consists of his severance pay of $93,300 and a pay-out for unused vacation days and a 401(k) match.

Grants of Plan-Based Awards Table

The following table sets forth information about awards granted to the Named Executive Officers under our non-equity incentive plan, our 1996 Stock Plan and our 2006 Stock Incentive Plan in the 2007 fiscal year:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
Name	Grant Date	Target ($)	Maximum ($)
Robert Pines	—	—	—	—	—	—
David Freedman	11/26/2007	—	—	100,000	27.25	716,785
	—	162,500	162,500	—	—	—
Christine Baumeister	11/26/2007	—	—	100,000	27.25	716,785
	—	130,000	130,000	—	—	—
Mark Horgan	11/26/2007	—	—	100,000	27.25	716,785
	—	311,000	311,000	—	—	—
Chris Moss	11/26/2007	—	—	300,000	27.25	2,044,104
	—	—	—	—	—	—
John Maxwell	—	—	—	—	—	—

(1)	Calculated in accordance with SFAS 123(R).

Our Equity Incentive Plans

Simultaneously with the recapitalization, we will convert all of our outstanding equity incentive awards in respect of shares of our Class B common stock. All of our incentive plan share reserves will also be adjusted so that all subsequent equity incentive grants under our 1996 Stock Plan, the U.K. Subplan and the 2006 Stock Incentive Plan will be comprised of Class B common stock. All shares of Class B common stock are convertible into shares of Class A common stock on a one for one basis under certain circumstances.

Prior to the consummation of the offering, our board of directors is expected to adopt, and our stockholders are expected to approve, a new stock incentive plan, the 2008 Omnibus Incentive Plan, that will serve as the source for new equity incentive awards in respect of our Class A common stock following the offering.

1996 and 2006 Plans

Our 1996 Stock Plan provides for the grant to our employees and consultants of non-statutory options and grants to our employees of incentive stock options. Subject to anti-dilution adjustments in the event of certain changes in our capital structure, the number of shares of Class B common stock that have been reserved for issuance under our 1996 Stock Plan is equal to         immediately after the consummation of this offering. Shares subject to awards that are forfeited or expire are available for grants under the 1996 Stock Plan.

Our 2006 Stock Incentive Plan provides for the grant to our employees, consultants, officers and directors of stock options, share appreciation rights, or SARs, restricted shares, restricted share units, performance shares, performance units and dividend equivalent rights. Subject to anti-dilution adjustments in the event of certain changes in our capital structure, the number of shares of Class B common stock that have been reserved for issuance under our 2006 Stock Incentive Plan is equal to         , immediately after the consummation of this offering. Of the shares reserved for issuance, all or any may be issued as incentive stock options. Shares subject to awards that are forfeited or expire are available again for grants under the 2006 Stock Incentive Plan. Shares withheld to satisfy tax withholding obligations (other than upon vesting) are not counted against the reserve under the 2006 Stock Incentive Plan. To date, only incentive and non-statutory stock options and restricted shares have been issued under our 2006 Stock Incentive Plan.

Our 1996 Stock Plan and 2006 Stock Incentive Plan are administered by the compensation committee of the board of directors, or the Committee, or, in the absence of a compensation committee, the full board of directors. The Committee determines which employees, consultants, officers and directors receive awards, the types of awards to be received and the terms and conditions thereof, including the vesting and exercisability provisions of the awards. However, the exercise price of incentive stock options may not be less than the fair market value of the shares subject thereto on the date of grant, and an incentive stock option’s term may not be longer than ten years from the date of grant. Under our 2006 Stock Incentive Plan, our board of directors may by resolution authorize one or more of our officers to designate individuals (other than officers) to receive awards under the plan and to determine the number of shares subject to such awards, subject to certain limitations set forth in the 2006 Stock Incentive Plan. Under our 2006 Stock Incentive Plan, payment with respect to SARs may be made in cash or common stock (Class B common stock after the recapitalization), as determined by the Committee.

Awards of restricted shares and shares granted on exercise of options will be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose. Except as otherwise determined by the Committee, participants granted restricted shares and acquiring shares on exercise of options will have all of the rights of a stockholder, including the right to vote restricted shares and receive dividends thereon. A restricted share unit will entitle the holder thereof to receive common stock (Class B common stock after the recapitalization) or cash at the end of a specified deferral period. Restricted share units will also be subject to such restrictions as the Committee may impose. Performance unit awards will provide for future issuance of common stock (Class B common stock after the recapitalization) or payment of cash, as determined by the Committee, to the participant upon the attainment of performance goals established by the Committee over specified performance periods. Except as otherwise provided in an applicable agreement, all unvested awards under our 1996 Stock Plan will terminate upon termination of service. With respect to awards under our 2006 Stock Incentive Plan, except as otherwise determined by the Committee or otherwise provided in an applicable agreement, all unvested awards may be cancelled, accelerated, paid or continued upon termination of service.

These stock incentive plans may be amended, suspended or terminated by the board of directors at any time. Under our 1996 Stock Plan, stockholder approval of amendments is required to the extent necessary or desirable to comply with Rule 16b-3 or with Section 422 of the Code. In addition, under our 1996 Stock Plan, no such amendment, alteration, suspension or termination shall impair the rights of any grantee, unless such grantee consents in writing. Under our 2006 Stock Incentive Plan, our board of directors may condition any amendment on the approval of stockholders if such approval is necessary or advisable with respect to tax, securities or other applicable laws (e.g., to preserve the ability to grant incentive stock options). No termination or amendment of the 2006 Stock Incentive Plan without the consent of a grantee may adversely affect the rights under such grantee’s award. In connection with this offering, we intend to make certain amendments to our stock incentive plans appropriate for a publicly held company. The description of our stock incentive plans in this document describes the stock incentive plans as amended. Furthermore, any amendment for which stockholder approval is required under the New York Stock Exchange will not be effective until such stockholder approval has been obtained.

Determination of Fair Market Value

Under our 1996 Stock Plan and our 2006 Stock Incentive Plan, ‘‘fair market value’’ will be defined (unless determined otherwise by the Committee) as follows: (i) if the common stock (Class B after the recapitalization) is actively traded on any national securities exchange or any nationally recognized quotation or market system (including, without limitation Nasdaq), ‘‘fair market value’’ will mean the closing price at which such stock has been sold on such date (or, if such date is not a trading day, the trading day immediately preceding such date) as reported by any such exchange or system selected by the Committee on which the shares of stock are then traded; (ii) if the common stock is not actively traded on any such exchange or system, ‘‘fair market value’’ will mean the closing price for the stock on such date (or, if such date is not a trading day, the trading day immediately preceding such date), as reported by such exchange or system; and (iii) if the common stock (Class B after the recapitalization) is not actively traded or reported on any exchange or system on such date or on the business day immediately preceding such date, ‘‘fair market value’’ will mean the fair market value of a share of stock as determined by the Committee taking into account such facts and circumstances deemed to be material by the Committee to the value of the stock in the hands of the participant; provided, however, that for purposes of granting nonqualified stock options or SARs, ‘‘fair market value’’ will be determined in accordance with the requirements of Code Section 409A, and for purposes of granting incentive stock options, ‘‘fair market value’’ will be determined in accordance with the requirements of Code Section 422. We expect that the Committee may consider the sales prices quoted for our Class A common stock as an indication of fair market value of our Class B common stock for these purposes.

The U.K. Subplan serves as an addendum to our 1996 Stock Plan. For purposes of the U.K. Subplan, ‘‘fair market value’’ means, on any given day, the market value of a share of common stock (Class B common stock after the recapitalization) determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed to by the division of Inland Revenue Share Valuation on such date or the day immediately preceding such date.

Stock Awards

The number of shares subject to a stock award under our 2006 Stock Incentive Plan is determined by the Committee. In addition, any restrictions or conditions on such shares, if any, are also determined by the Committee. Subsequent to the date of the grant of the stock award, the Committee has the power to permit an acceleration of the expiration of an applicable restriction period with respect to any part or all of the shares awarded to a participant. The Committee may require a cash payment from the participant in an amount no greater than the aggregate fair market value of the shares of our common stock (Class B common stock after the recapitalization) awarded determined at the date of grant in exchange for the grant of a stock award or may grant a stock award without the requirement of a cash payment.

Option Awards

Under our 1996 Stock Plan, we grant stock options with an exercise price that is determined by the Committee. However, in the case of an incentive stock option, the price cannot be less than 100% of the fair market value of our common stock (Class B common stock after the recapitalization) on the date the option is granted. The exercise price will be payable in cash, check, by surrender of shares of our common stock, by cashless exercise or by any other method of payment permitted by law, in such form and manner as may be authorized by the Committee. At the time the stock options are granted, the Committee can determine the terms and conditions that need to be satisfied before the options will be considered vested, as well as the dates on which the options become exercisable. In addition, the Committee, in its sole discretion, can specify the service period required or another triggering event that is needed for the options to vest. In practice, stock options granted to date under our 1996 Stock Plan generally vest according to the following schedule: (i) no portion of the stock options can vest prior to the first anniversary of the vesting commencement date, which is determined by the Committee; and (ii) 20% of the stock options will vest on each anniversary of the vesting commencement date, assuming the participant has been continuously employed, so that the options will have vested in full on the fifth anniversary of the vesting commencement date. However, the 1996 Stock Plan does not specify this vesting schedule.

Under our 1996 Stock Plan, change in control will be defined to mean, unless otherwise determined by the Committee as reflected in the applicable award agreement, the occurrence of one of the following: (i) when any person (as such term is used in the Exchange Act) (other than us, a subsidiary, one or more members of the Tisch Group acting individually or jointly, or one of our employee benefit plans, including any trustee of such plan acting as a trustee) is or becomes the beneficial owner (as such term is used in the Exchange Act), directly or indirectly, of our securities representing more than 50% of the combined voting power of our then outstanding securities entitled to vote generally in the election of directors; (ii) a merger or consolidation of us with any other corporation, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation; (iii) a change in the composition of the board of directors occurring within a two-year period as a result of which fewer than a majority of the directors are directors who either were our directors when the plan was approved or were elected or nominated for election to the board with the affirmative votes of at least a majority of such directors; or (iv) a liquidation of us or other sale of all or substantially all of our assets to a third party independent of us or our stockholders immediately prior to such sale. The ‘‘Tisch Group’’ shall mean the Tisch family members (including Thomas J. Tisch, his spouse, brother, sister, and any of his, his brother’s or his sister’s lineal ascendants or descendants), any entity controlled, directly or indirectly, by one or more of the Tisch family members or a trust as to which one or more of the Tisch family members is a grantor or has a beneficial interest.

Under the 1996 Stock Plan, in the event of a change in control, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. An option is considered assumed if, immediately following the change in control, the option confers the right to purchase, for each share of optioned stock subject to the option immediately prior to the change in control, the consideration received in the change of control by holders of common stock for each share held on the effective date of the transaction. However, if the consideration received in the change in control was not solely common stock of the successor corporation or its parent, then, with the consent of the successor corporation and the option holder, the administrator of the plan may provide for the consideration received upon the exercise of the option to be limited to common stock of the successor corporation with a fair market value equal to the per share consideration received by holders of common stock in the change in control. To the extent an option is assumed or a substitute option is issued, the option holder will become 100% vested in such option if we or the successor corporation terminate the option holder’s employment or consulting status within 12 months following a change in control for any reason other than upon the option holder’s death, disability, or for cause. If the successor corporation does not agree to assume an option or a substitute option is not issued, the option will become 100% vested and exercisable immediately prior to the change in control.

The U.K. Subplan incorporates all the rules of our 1996 Stock Plan, but has been modified in order to obtain approval by the HM Revenue & Customs in the U.K. Where the rules of the U.K.

Subplan conflict with those of our 1996 Stock Plan, the rules of the U.K. Subplan take precedence over our 1996 Stock Plan. Under the U.K. Subplan, the option price is payable in cash or check. In practice, stock options awarded to date under the U.K. Subplan vest according to the following schedule: (i) no portion of the stock options can vest prior to the first anniversary of the vesting commencement date, which is determined by the Committee; and (ii) 20% of the stock options will vest on each anniversary of the vesting commencement date, assuming the participant has been continuously employed, so that the options will have vested in full on the fifth anniversary of the vesting commencement date. In addition to the vesting schedule in the preceding sentence, options granted under the U.K. Subplan do not become exercisable until the earlier of a change in control, an initial public offering, or nine years and six months from the grant date of the option.

Under our 2006 Stock Incentive Plan, we grant stock options with an exercise price that is set forth in the respective award agreement as determined by the Committee. In addition, the Committee will determine whether the option is an incentive stock option described in Code Section 422 or a non-qualified stock option. In the case of an incentive stock option, which is an option within the meaning of Section 422 of the Internal Revenue Code, the exercise price can be no less than the fair market value of our common stock (Class B common stock after the recapitalization) on the date the option is granted. With respect to each grant of an incentive stock option to a participant who at the time the option is granted owns over 10% of the combined voting power of all our classes of stock, the exercise price cannot be less than 110% of the fair market value of our common stock (Class B common stock after the recapitalization) on the grant date. Any incentive stock option granted to a participant who at the time the option is granted owns more than 10% of the combined voting power of all our classes of stock is not exercisable after the expiration of five years after the grant date. For individuals who own 10% or less of the combined voting power of all our classes of stock at the time an incentive stock option is granted, the option is not exercisable after the expiration of ten years after the grant date. The term of any non-qualified stock option must be as specified in the applicable stock incentive agreement.

The option price will be payable in cash, by surrender of shares of our common stock, by cashless exercise or by net settlement, in such form and manner as may be authorized by the Committee. Stock options vest at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specifies in the relevant stock incentive agreement; provided, however, that subsequent to the grant of an option, the Committee, at any time before complete termination of such option, may modify the terms of an option to the extent not prohibited by the terms of our 2006 Stock Incentive Plan, including, without limitation, accelerating the time or times at which such option may be exercised, including upon a change in control, and may permit the participant or any other designated person to exercise the option for all or part of the remaining option term, notwithstanding any provision of the relevant award agreement to the contrary.

Awards under our 2006 Stock Incentive Plan can be conditioned upon the achievement of performance goals that are determined by the Committee. Performance goals may be described in terms of company-wide objectives, in terms of objectives related to the performance of a division, affiliate, department or function within us or an affiliate in which the participant is employed or on which the participant’s efforts have the most influence, or in terms of our performance relative to the performance of one or more companies selected by the Committee. The performance goals established by the Committee will consist of one or more of the following:

•	earnings per share, and/or growth in earnings per share, in relation to target objectives, excluding the effect of extraordinary or nonrecurring items;

•	earnings per share, and/or growth in earnings per share, before share-based payments;

•	operating cash flow, and/or growth in operating cash flow, in relation to target objectives;

•	cash available in relation to target objectives;

•	net income, and/or growth in net income, in relation to target objectives, excluding the effect of extraordinary or nonrecurring items;

•	net income, and/or growth in net income, before share-based payments;

•	revenue, and/or growth in revenue, in relation to target objectives;

•	total stockholder return (measured as the total of the appreciation of and dividends declared on the stock) in relation to target objectives;

•	return on invested capital in relation to target objectives;

•	return on stockholder equity in relation to target objectives;

•	return on assets in relation to target objectives;

•	return on common book equity in relation to target objectives;

•	market share in relation to target objectives;

•	economic value added;

•	stock price;

•	operating income;

•	EBIT, or EBITDA;

•	cost reduction goals; or

•	any combination of the above.

If the Committee determines that, as a result of a change in our business, operations, corporate structure or capital structure, or any other events or circumstances, the performance goals are no longer suitable, the Committee may in its discretion modify such performance goals or the related minimum acceptable level of achievement, in whole or in part, with respect to a period as the Committee deems appropriate and equitable, except where such action would result in the loss of the otherwise available exemption of the stock incentive under Section 162(m) of the Code, if applicable. In that case, the Committee will not make any modification of the performance goals or minimum acceptable level of achievement.

Stock Appreciation Rights

Under our 2006 Stock Incentive Plan, we may grant stock appreciation rights. A stock appreciation right entitles the participant to receive the excess of (1) the fair market value of a specified or determinable number of shares of our common stock (Class B common stock after the recapitalization) at the time of payment or exercise over (2) a specified or determinable price which, in the case of a stock appreciation right granted in connection with an option, may not be less than the exercise price for the number of shares subject to that option; provided, that the Committee shall consider any adverse tax consequences that may affect the participant under Code Section 409A. A stock appreciation right granted in connection with another award under the plan may only be exercised to the extent that the related award has not been exercised, paid or otherwise settled. Upon settlement, we must pay to the participant the appreciation in cash or shares as provided in the relevant award agreement or, in the absence of such provision, as the Committee may determine.

Each stock appreciation right granted under our 2006 Stock Incentive Plan is exercisable or payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specifies in the relevant award agreement; provided, however, that subsequent to the grant of a stock appreciation right, the Committee, at any time before complete termination of such stock appreciation right, may accelerate the time or times at which it may be exercised or paid.

Dividend Equivalent Rights

Under our 2006 Stock Incentive Plan, we may grant dividend equivalent rights. A dividend equivalent right entitles the participant to receive payments from us in an amount determined by reference to any cash dividends paid on a specified number of shares of our common stock (Class B common stock after the recapitalization) to our stockholders during the period such rights are effective. The Committee may impose such restrictions and conditions on any dividend equivalent right, including the date any such right will terminate and may reserve the right to terminate, amend or suspend any such right at any time. Payment of the right can be made by us in cash or shares of our common stock (Class B common stock after the recapitalization) (valued at fair market value as of the date payment is owed) as provided in the relevant award agreement or program, or, in the absence of such provision, as the Committee determines.

Each dividend equivalent right granted under our 2006 Stock Incentive Plan is payable at such time or upon the occurrence of such event and in such amounts, as the Committee specifies; provided, however, that subsequent to the grant of a dividend equivalent right, the Committee, at any time before complete termination of the rights, may accelerate the time or times at which they can be paid.

Performance Unit Awards

Under our 2006 Stock Incentive Plan, we may grant performance unit awards. A performance unit award entitles the participant to receive, at a specified future date, payment of an amount equal to all or a portion of the value of a specified or determinable number of units (stated in terms of a designated or determinable dollar amount per unit) granted by the Committee. At the time of the grant, the Committee must determine the base value of each unit, the number of units subject to a performance unit award, and the performance goals applicable to the determination of the ultimate payment value of the performance unit award. The Committee may provide for an alternate base value for each unit under certain specified conditions.

Payment of performance unit awards may be made by us in cash or shares of our common stock (Class B common stock after the recapitalization) (valued at fair market value as of the date payment is owed). Each performance unit award granted under our 2006 Stock Incentive Plan will be payable at such time or upon the occurrence of such events, and in such amounts, as the Committee specifies; provided, however, that subsequent to the grant of the award, the Committee, at any time before complete termination of such award, can accelerate the time or times at which it can be paid. The Committee, however, shall not have the power to accelerate the time at which the performance unit award can be paid to the extent that the mere possession (as opposed to the exercise) of such power would result in adverse tax consequences to any participant under Code Section 409A.

Restricted Stock Units

Under our 2006 Stock Incentive Plan, we may grant restricted stock units. Restricted stock units entitle the participant to receive, at a specified future date or event, payment of an amount equal to all or a portion of the fair market value of a specified number of shares of our common stock (Class B common stock after the recapitalization) at the end of a specified period. At the time of the grant, the Committee determines the factors that will govern the portion of the restricted stock units so payable, including, at the discretion of the Committee, any performance criteria that must be satisfied as a condition to payment. Restricted stock unit awards containing performance criteria may be designated as performance share awards.

Payment for the restricted stock units can be made by us in cash or shares of our common stock (Class B common stock after the recapitalization) (valued at fair market value as of the date payment is owed). Each restricted stock unit granted is payable at such time, or upon the occurrence of such events, and in such amounts, as the Committee specifies; provided, however, that subsequent to the grant of a restricted stock unit, the Committee, at any time before complete termination of such restricted stock unit, can accelerate the time or times at which such restricted stock unit may be paid in whole or in part.

2008 Plan

Prior to the consummation of the offering, our board of directors is expected to adopt, and our stockholders are expected to approve at an annual meeting of stockholders which we anticipate will be held shortly prior to the effectiveness of this registration statement, a new stock incentive plan that will serve as the source for new equity incentive awards in respect of our Class A common stock following the offering. This new plan, the 2008 Omnibus Incentive Plan, will be similar to our 2006 Stock Incentive Plan, but will provide for grants in respect of our shares of Class A common stock.

Our 2008 Omnibus Incentive Plan will provide for the grant to our employees, consultants, officers, directors and other service providers of stock options, SARs, restricted shares, restricted share units, performance awards and dividend equivalent rights. Subject to anti-dilution adjustments in the event of certain changes in our capital structure, the number of shares of Class A common stock that will be reserved for issuance under our 2008 Omnibus Incentive Plan will be equal to         immediately after the consummation of this offering. Of the shares reserved for issuance, all or any may be issued as incentive stock options. No share of stock will deemed to have been issued under the 2008 Omnibus Incentive Plan share reserve with respect to any portion of an award that is settled in cash. Shares with respect to awards that are forfeited, cancelled, or expire or terminate under the 2008 Omnibus Incentive Plan without becoming vested or settled will be available for issuance again under the plan. However, shares that are used to satisfy tax withholding obligations or to pay the exercise price of an option will count against such share reserve under the 2008 Omnibus Incentive Plan.

Our 2008 Omnibus Incentive Plan will be administered by a committee appointed by the board of directors, or if no such committee is appointed, the full board of directors. The Committee will determine which employees, consultants, officers, directors and other service providers receive awards, the types of awards to be received and the terms and conditions thereof, including the vesting and exercisability provisions of the awards. However, the exercise price of options may not be less than the fair market value of the shares subject thereto on the date of grant, and the term of an incentive stock option may not be longer than ten years from the date of grant.

The Committee will have the ability to delegate to an officer or the chairman of the Committee the authority to designate individuals (other than officers or directors) to receive awards under the plan and to determine the number of shares subject to such awards, subject to certain limitations set forth in the 2008 Omnibus Incentive Plan.

Awards will be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose. Except as otherwise determined by the Committee, participants granted restricted shares and acquiring shares on exercise of awards will have all of the rights of a stockholder, including the right to receive dividends thereon. A restricted share unit will entitle the holder thereof to receive Class A common stock or cash, as determined by the Committee, at the end of a specified deferral period. Restricted share units will also be subject to such restrictions as the Committee may impose. Performance awards will provide for future issuance of shares or payment of cash, as determined by the Committee, to the participant upon the attainment of performance goals established by the Committee over specified performance periods.

With respect to awards under our 2008 Omnibus Incentive Plan, the plan will provide that, except as otherwise determined by the Committee or otherwise provided in an applicable agreement, all unvested awards may be cancelled, accelerated, paid or continued upon termination of service.

The 2008 Omnibus Incentive Plan will also provide that the board of directors at any time may amend or terminate the 2008 Omnibus Incentive Plan without stockholder approval; provided, however, that the board will obtain stockholder approval for any amendment to the 2008 Omnibus Incentive Plan that (except for certain permitted adjustments in connection with certain corporate transactions and events, as set forth in the plan) increases the number of shares available under the 2008 Omnibus Incentive Plan, materially expands the classes of individuals eligible to receive awards, materially expands the type of awards available for issuance under the 2008 Omnibus Incentive Plan, or would otherwise require stockholder approval under the rules of the New York Stock Exchange. No such termination or amendment without the consent of the holder of an award may adversely affect the rights of the participant under such award.

Determination of Fair Market Value

Under our 2008 Omnibus Incentive Plan, ‘‘fair market value’’ will be defined (unless determined otherwise by the Committee) as follows: (i) if the common stock (Class A) is actively traded on any national securities exchange or any nationally recognized quotation or market system (including, without limitation Nasdaq), ‘‘fair market value’’ will mean the closing price at which such stock has been sold on such date (or, if such date is not a trading day, the trading day immediately preceding such date), as reported by any such exchange or system selected by the Committee on which the shares of stock are then traded; (ii) if the common stock is not actively traded on any such exchange or system, ‘‘fair market value’’ will mean the closing price for the stock on such date (or, if such date is not a trading day, the trading day immediately preceding such date), as reported by such exchange or system; and (iii) if the common stock (Class A) is not actively traded or reported on any exchange or system on such date or on the business day immediately preceding such date, ‘‘fair market value’’ will mean the fair market value of a share of stock as determined by the Committee taking into account such facts and circumstances deemed to be material by the Committee to the value of the stock in the hands of the participant; provided, however, that for purposes of granting nonqualified stock options or SARs, ‘‘fair market value’’ will be determined in accordance with the requirements of Code Section 409A, and for purposes of granting incentive stock options, ‘‘fair market value’’ will be determined in accordance with the requirements of Code Section 422.

Stock Awards

The number of shares subject to a stock award under our 2008 Omnibus Incentive Plan will be determined by the Committee. In addition, any restrictions or conditions on such shares, if any, will also be determined by the Committee. Subsequent to the date of the grant of the stock award, the Committee will have the power to permit an acceleration of the expiration of an applicable restriction period with respect to any part or all of the shares awarded to a participant. The 2008 Omnibus Incentive Plan will provide that the Committee may require a cash payment from the participant in an amount no greater than the aggregate fair market value of the shares of our Class A common stock awarded determined at the date of grant in exchange for the grant of a stock award or may grant a stock award without the requirement of a cash payment.

Option Awards

Under our 2008 Omnibus Incentive Plan, we will grant stock options with an exercise price that is set forth in the respective award agreement as determined by the Committee. In addition, the Committee will determine whether the option is an incentive stock option described in Code Section 422 or a non-qualified stock option. The exercise price of an option granted under the plan can be no less than the fair market value of our Class A common stock on the date the option is granted. With respect to each grant of an incentive stock option to a participant who at the time the option is granted owns over 10% of the combined voting power of all our classes of stock, the exercise price cannot be less than 110% of the fair market value of our Class A common stock on the grant date. Any incentive stock option granted to a participant who at the time the option is granted owns more than 10% of the combined voting power of all our classes of stock will not be exercisable after the expiration of five years after the grant date. For individuals who own 10% or less of the combined voting power of all our classes of stock at the time the incentive stock option is granted, the option will not be exercisable after the expiration of ten years after the grant date. The term of any non-qualified stock option must be as specified in the applicable award agreement.

The option price will be payable in cash, by surrender of shares of our common stock, by cashless exercise or by net settlement, in such form and manner as may be authorized by the Committee. Stock options vest at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specifies in the relevant award agreement; provided, however, that subsequent to the grant of an option, the Committee, at any time before complete termination of such option, may modify the terms of an option to the extent not prohibited by the terms of our 2008 Omnibus Incentive Plan, including, without limitation, accelerating the time or times at which such option may be exercised, including upon a change in control, and may permit the participant or any other designated person to exercise the option for all or part of the remaining option term, notwithstanding any provision of the relevant award agreement to the contrary.

Awards under our 2008 Omnibus Incentive Plan can be conditioned upon the achievement of performance goals that are determined by the Committee. Performance goals may be described as objective goals applied to either us as a whole or to a business unit or affiliate, either individually, alternatively or in combination, and measured either quarterly, annually or cumulatively over a period of quarters or years, on an absolute basis or relative to a pre-established target, to previous quarters’ or years’ results or to a designated comparison group. The performance goals established by the Committee will consist of one or more of the following:

•	earnings per share;

•	operating cash flow;

•	cash available;

•	net income;

•	revenue;

•	total stockholder return;

•	return on invested capital;

•	return on stockholder equity;

•	return on assets;

•	return on common book equity;

•	market share;

•	economic value added;

•	stock price;

•	operating income;

•	EBIT, or EBITDA;

•	cost reduction goals;

•	operating margin;

•	expenses or operating expenses;

•	productivity of employees as measured by revenues, costs, or earnings per employee; or

•	any combination of the foregoing.

The Committee may appropriately adjust any evaluation of performance under a performance goal to remove the effect of: equity compensation expense under FAS 123R, amortization of acquired technology and intangibles, asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs, discontinued operations, and any items that are extraordinary, unusual in nature, non-recurring or infrequent in occurrence, except where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code, if applicable.

Stock Appreciation Rights

Our 2008 Omnibus Incentive Plan will provide that we may grant stock appreciation rights. A stock appreciation right entitles the participant to receive the excess of (1) the fair market value of a specified or determinable number of shares of our Class A common stock at the time of payment or exercise over (2) a specified or determinable price which may not be less than the fair market value on the date of grant. A stock appreciation right granted in connection with another award under the plan may only be exercised to the extent that the related award has not been exercised, paid or otherwise settled. Upon settlement, we must pay to the participant the appreciation in cash or shares as provided in the relevant award agreement or, in the absence of such provision, as the Committee may determine.

Each stock appreciation right granted under our 2008 Omnibus Incentive Plan will be exercisable or payable at such time or times, or upon the occurrence of such event or events, and in such amounts, as the Committee specifies in the relevant award agreement; provided, however, that subsequent to the grant of a stock appreciation right, the Committee, at any time before complete termination of such stock appreciation right, may accelerate the time or times at which it may be exercised or paid.

Dividend Equivalent Rights

Our 2008 Omnibus Incentive Plan will provide that we may grant dividend equivalent rights. A dividend equivalent right entitles the participant to receive payments from us in an amount determined by reference to any cash dividends paid on a specified number of shares of our Class A common stock to our stockholders during the period such rights are effective. The Committee may impose such restrictions and conditions on any dividend equivalent right, including the date any such right will terminate and may reserve the right to terminate, amend or suspend any such right at any time. Payment of the right can be made by us in cash or shares of our Class A common stock (valued at fair market value as of the date payment is owed) as provided in the relevant award agreement or award program, or, in the absence of such provision, as the Committee determines.

Each dividend equivalent right granted under our 2008 Omnibus Incentive Plan will be payable at such time or upon the occurrence of such event and in such amounts, as the Committee specifies; provided, however, that subsequent to the grant of a dividend equivalent right, the Committee, at any time before complete termination of the rights, may accelerate the time or times at which they can be paid.

Performance Awards

Our 2008 Omnibus Incentive Plan will provide that we may grant performance awards. A performance award entitles the participant to receive, at a specified future date, payment of an amount equal to all or a portion of either the value of a specified or determinable number of units (stated in terms of a designated or determinable dollar amount per unit) granted by the Committee or a percentage or multiple of a specified amount determined by the Committee. At the time of the grant, the Committee must determine the base value of each unit, the number of units subject to a performance unit award, the specified amount and the percentage or multiple of the specified amount, as may be applicable, and the performance goals applicable to the determination of the ultimate payment value of the performance award. The Committee may provide for an alternate base value for each unit or an alternate percentage or multiple under certain specified conditions.

Payment of performance awards may be made by us in cash or shares of our Class A common stock (valued at fair market value as of the date payment is owed). Each performance award granted under our 2008 Omnibus Incentive Plan will be payable at such time or upon the occurrence of such events, and in such amounts, as the Committee specifies; provided, however, that subsequent to the grant of the award, the Committee, at any time before complete termination of such award, can accelerate the time or times at which it can be paid.

Restricted Stock Units

Our 2008 Omnibus Stock Incentive Plan will provide that we may grant restricted stock units. Restricted stock units entitle the participant to receive, at a specified future date or event, payment of an amount equal to all or a portion of the fair market value of a specified number of shares of our Class A common stock at the end of a specified period. At the time of the grant, the Committee determines the factors that will govern the portion of the restricted stock units so payable, including, at the discretion of the Committee, any performance criteria that must be satisfied as a condition to payment. Restricted stock unit awards containing performance criteria may be designated as performance share awards.

Payment for the restricted stock units can be made by us in cash or shares of our Class A common stock (valued at fair market value as of the date payment is owed). Each restricted stock unit granted will be payable at such time, or upon the occurrence of such events, and in such amounts, as the Committee specifies; provided, however, that subsequent to the grant of a restricted stock unit, the Committee, at any time before complete termination of such restricted stock unit, can accelerate the time or times at which such restricted stock unit may be paid in whole or in part.

No Reload Grants

The 2008 Omnibus Incentive Plan will prohibit ‘‘reload grants,’’ which are grants of options to replace shares delivered by a grantee to pay the exercise price and/or tax withholding obligation under any other option held by the grantee.

No Repricing

In addition, the 2008 Omnibus Incentive Plan will prohibit reducing the exercise price of an option or SAR (or otherwise exchanging an option or SAR for a new option or SAR with a lower exercise price) without stockholder approval, except for a proportionate adjustment in connection with certain corporate events, such as a recapitalization of our shares.

Awards to Non-U.S. Employees

The 2008 Omnibus Incentive Plan will provide that the Committee may determine that our employees who reside outside of the United States may participate in the plan, and the Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the plan to accommodate local laws, procedures and practices.

Code Section 409A

The 2008 Omnibus Incentive Plan will provide that, except as otherwise determined by the Committee, awards under the plan are intended to satisfy the requirements of Section 409A of the Code (and the Treasury Department guidance and regulations issued thereunder) so as to avoid the imposition of any additional taxes or penalties under Code Section 409A. If the Committee determines that an award, payment, distribution, deferral election, transaction or any other action under our 2008 Omnibus Incentive Plan would cause a participant to become subject to any additional taxes or other penalties under Code Section 409A, then unless the Committee provides otherwise, such award, payment, distribution, deferral election, transaction or other action or arrangement will not be given effect to the extent it would cause such result and the related provisions under our 2008 Omnibus Incentive Plan and award will be deemed modified or suspended in order to comply with the requirements of Code Section 409A to the extent determined appropriate by the Committee, in each case without the consent of or notice to the grantee.

Change in Control

Under our 2008 Omnibus Incentive Plan, change in control will be defined to mean, unless otherwise determined by the Committee as reflected in the applicable award agreement, the occurrence of one of the following: (i) when any person (as such term is used in the Exchange Act) (other than us, a subsidiary, one or more members of the Tisch Group acting individually or jointly, or one of our employee benefit plans, including any trustee of such plan acting as a trustee) is or becomes the beneficial owner (as such term is used in the Exchange Act), directly or indirectly, of our securities representing more than 50% of the combined voting power of our then outstanding securities entitled to vote generally in the election of directors; (ii) a merger or consolidation of us with any other corporation, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation; (iii) a change in the composition of the board of directors occurring within a two-year period as a result of which fewer than a majority of the directors are directors who either were our directors when the plan was approved or were elected or nominated for election to the board with the affirmative votes of at least a majority of such directors; or (iv) a liquidation of us or other sale of all or substantially all of our assets to a third party independent of us or our stockholders immediately prior to such sale. The ‘‘Tisch Group’’ shall mean the Tisch family members (including Thomas J. Tisch, his spouse, brother, sister, and any of his, his brother’s or his sister’s lineal ascendants or descendants), any entity controlled, directly or indirectly, by one or more of the Tisch family members or a trust as to which one or more of the Tisch family members is a grantor or has a beneficial interest.

Under the 2008 Omnibus Incentive Plan, in the event of a change in control, the Committee will have the discretion, but not the obligation, to make such adjustments with respect to outstanding awards as it deems necessary or appropriate, including substituting new awards, adjusting outstanding awards, accelerating awards, removing restrictions, or terminating awards in exchange for the cash value determined in good faith by the Committee of vested and/or unvested portions of such award, all as may be provided in the applicable award document or, if not expressly addressed therein, as the Committee may determine in its sole discretion. The 2008 Omnibus Incentive Plan will provide that, in the event of a change in control when making any such adjustments, the Committee will consider any provisions of Code Section 409A and the regulations thereunder that are required to be followed as a condition of the non-qualified option or SAR not being treated as the grant of a new option or SAR or a change in the form of payment.

Transferability

The 2008 Omnibus Incentive Plan will provide that, unless otherwise determined by the Committee, an award shall not be transferable or assignable by the holder otherwise than by will or by the laws of descent and distribution. An award exercisable after the death of the holder may be exercised by the legatees, personal representatives or distributees of the decedent.

Certain United States Federal Income Tax Consequences

The following discussion of the United States federal income tax consequences relating to the 1996 Stock Plan, the 2006 Stock Incentive Plan and the 2008 Omnibus Incentive Plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal income tax laws. Participants may also be subject to certain United States state and local taxes and non-United States taxes, which are not described below.

When a nonqualified stock option is granted, there are no income tax consequences for the option holder or the granting corporation. When a nonqualified stock option is exercised, in general, the option holder recognizes compensation equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price. The company is entitled to a deduction equal to the compensation recognized by the option holder.

When an incentive stock option is granted, there are no income tax consequences for the option holder or the granting corporation. When an incentive stock option is exercised, the option holder does not recognize income and the company does not receive a deduction. The option holder, however, must treat the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the option holder disposes of shares after the option holder has held the shares for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain to the option holder, and the company is not entitled to a deduction. If the option holder makes a ‘‘disqualifying disposition’’ of the shares by disposing of the shares before such shares have been held for the holding period described above, the option holder generally recognizes compensation income equal to the excess, if any, of (1) the fair market value of the shares on the date the incentive stock option was exercised, or, if less, the amount received on the disposition, over (2) the exercise price, and the company is entitled to a deduction equal to the compensation recognized by the option holder.

When a stock appreciation right is granted, there are no income tax consequences for the participant or the granting corporation. When a stock appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the shares received upon exercise. The company is entitled to a deduction equal to the compensation recognized by the participant.

When a restricted stock unit is granted, there are no income tax consequences for the participant or the granting corporation. Upon the payment to the participant of shares in respect of restricted stock units, the participant recognizes compensation equal to the fair market value of the shares received. The company is entitled to a deduction equal to the compensation recognized by the participant.

A participant who is granted any other stock-based award will generally recognize, in the year of payment or delivery of shares or other property, compensation equal to the fair market value of the cash or other property received. If such other stock-based award is in the form of property that is subject to restrictions, the participant might not recognize compensation until the restrictions lapse, unless the participant makes an election to recognize compensation pursuant to Section 83(b) of the Internal Revenue Code. The company is entitled to a deduction in the same year equal to the compensation recognized by the participant.

The American Jobs Creation Act of 2004 introduced a new section of the Code, or Section 409A, covering certain nonqualified deferred compensation arrangements. Section 409A generally establishes new rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) on the service provider who is entitled to receive the deferred compensation. Certain awards that may be granted under the 2008 Plan may constitute ‘‘deferred compensation’’ within the meaning of and subject to Section 409A of the Code. The plans are intended to be interpreted and operated in accordance with Section 409A, including any regulations or guidance issued by the Treasury Department, and contains a number of provisions intended to avoid the imposition of additional tax on plan participants under Section 409A of the Code.

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer and the next three most highly compensated executive officers (excluding the ‘‘principal financial officer’’) in any year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Committee believes that there are circumstances when the provision of compensation that is not fully deductible may be consistent with our compensation philosophy and objectives and may be in our best interest and that of our stockholders. Accordingly, in some cases, we may determine that it is appropriate to provide compensation that may exceed deductibility limits in order to meet market demands and retain key executives.

Section 162(m) of the Code provides special transition rules for a corporation that first becomes publicly held. Under these transition rules, the limitations on deductibility of compensation will not apply to compensation paid pursuant to a compensation plan or agreement that existed while the corporation was not publicly held, to the extent the prospectus accompanying the initial public offering disclosed information concerning those plans or agreements that satisfied all applicable securities laws then in effect. This transition rule may be relied upon until the earliest of the expiration of the plan or agreement; the material modification of the agreement; the issuance of all employer stock and other compensation allocated under the plans; or the first shareholder meeting at which directors are elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. We believe that these transition rules will be available for compensation paid pursuant to the 1996 Stock Plan, the 2006 Stock Incentive Plan, and the 2008 Omnibus Incentive Plan until the earliest of the dates described above.

Employment Agreements

We have a letter agreement with David Freedman, dated September 13, 2000, relating to his employment. In accordance with this letter agreement, Mr. Freedman serves as Global Chief Financial Officer, reporting to our Chief Executive Officer. Mr. Freedman’s annual base salary was initially established as $175,000, and has subsequently been increased to $325,000. Mr. Freedman’s annual bonus target under the letter agreement was initially established as 30% of his annual salary. This bonus target was subsequently increased to 50%. The letter agreement provides that, in the event Mr. Freedman’s employment with us is terminated due to a change in control (not defined in the agreement) of us, Mr. Freedman will receive an amount equal to two weeks pay per year of service with us, with no less than twelve months of severance, less all applicable taxes and withholding.

We have a letter agreement with Christine Baumeister, dated September 18, 2007. In accordance with this letter agreement, Ms. Baumeister serves as Global Chief Technology Officer, reporting to our Chief Executive Officer. Ms. Baumeister’s annual base salary was initially established as $250,000, and has subsequently been increased to $260,000. Ms. Baumeister’s annual bonus target under the letter agreement is 50% of her annual salary.

We have a service agreement with Mark Horgan, dated May 27, 2005. In accordance with this service agreement, Mr. Horgan serves as Chief Executive Officer, Europe. Mr. Horgan’s annual base salary was initially established as £285,000 (or approximately $568,000 based on an exchange rate of 1.99 GBP/USD), and has subsequently been increased to £313,000 (or approximately $622,000 based on an exchange rate of 1.99 GBP/USD). Mr. Horgan’s annual bonus target under the service agreement is 50% of his annual salary. In addition, under the terms of the service agreement, Mr. Horgan is entitled to a monthly car allowance of £1,200 (approximately $2,400) and is eligible to participate in a defined contribution pension scheme, which will entitle him to a death benefit of three times his annual salary if his employment with us is terminated due to his death. The service agreement further provides that either we or Mr. Horgan can terminate Mr. Horgan’s employment by providing six months notice of such termination to the other. In the event that we fail to provide Mr. Horgan with the requisite notice, Mr. Horgan is entitled to severance in an amount equal to six months of his base salary.

We have a severance agreement with John Maxwell, our former Chief Financial Officer, dated September 4, 2007. In accordance with this mutual severance agreement, Mr. Maxwell ended his employment with us on September 4, 2007. The agreement provides that Mr. Maxwell will receive six months severance pay, including health benefits for himself and beneficiaries, until March 4, 2008. Under the agreement, Mr. Maxwell waived all claims against us.

Outstanding Equity Awards at 2007 Fiscal-Year End

The following table sets forth information regarding outstanding equity awards to our Named Executive Officers as of December 31, 2007:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Option Expiration Date
Robert Pines	—	—	—	—
David Freedman(1)	105,000	—	$4.00	08/14/2010
(1)	297,000	—	$4.00	05/10/2011
(1)	100,000	—	$7.00	12/12/2012
(1)	—	100,000	$27.25	11/26/2017
Christine Baumeister(1)	20,000	—	$2.25	05/18/2009
(1)	40,000	—	$4.00	05/10/2011
(1)	15,000	—	$4.00	12/01/2012
(1)	7,000	28,000	$15.00	05/04/2016
(1)	—	100,000	$27.25	11/26/2017
Mark Horgan(1)	80,000	120,000	$9.00	09/07/2015
(1)	10,000	40,000	$20.00	08/29/2016
(1)	—	100,000	$27.25	11/26/2017
Chris Moss(1)	400,000	100,000	$7.00	08/11/2014
(2)	100,000	100,000	$12.00	02/24/2016
(3)	—	300,000	$27.25	11/26/2017
John Maxwell	—	—	—	—
(1)	Options vest 20% per year over five years.
(2)	Options vest 50% per year over two years.
(3)	Options vest 33 1/3% per year over three years.

Option Exercises and Stock Vested in 2007

For the fiscal year ended December 31, 2007, no Named Executive Officer exercised his or her option awards or acquired any shares of our common stock through the vesting of stock awards.

Non-qualified Deferred Compensation Table

The following table sets forth information regarding our nonqualified deferred compensation arrangements in which our Named Executive Officers participated in 2007:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Robert Pines	20,000	—	(127)	10,925	32,665
David Freedman	44,209	—	656	42,144	39,440
Christine Baumeister	—	—	—	—	—
Mark Horgan	—	—	—	—	—
Chris Moss	—	—	—	—	—
John Maxwell	5,000	—	136	—	5,136

The Executive Compensation Deferral Plan permits U.S. management and highly compensated employees selected by us to defer all or a portion of their salary and/or bonuses. We may, at our discretion, make additional contributions to the participant’s deferral account, which will vest at the rate of 50% after one year of service and 100% after two years of service (subject to full vesting at age 65, death or disability). The deferred amounts are invested in one or more of the available investment funds as selected by the participant. The participant may at any time change his or her selection of investment funds or make transfers from an investment fund to any of the other available investment funds. Vested deferred amounts, as adjusted for earnings and losses, are paid in a lump sum following retirement, death or other termination of employment. In-service withdrawals are not permitted. This plan is an unfunded, non-qualified plan, and benefits are paid out of the general assets when due. Pursuant to participants’ elections, benefits under the plan can be payable on the earlier to occur of a change in control or a separation from service.

Potential Payments upon Termination or Change in Control

We do not maintain a severance program generally covering our executive officers. However, we have arrangements with David Freedman entitling him to benefits upon termination involving a change in control of the company, as defined in his employment agreement. See ‘‘— Employment Agreements.’’ We do not provide termination payments as part of our overall compensation philosophy but will enter into such arrangements on a case-by-case basis. We established the termination arrangements for Mr. Freedman through arms’ length negotiations to address competitive concerns when Mr. Freedman was recruited. We may enter into termination arrangements in the future if we believe they are necessary to recruit, retain or motivate an executive.

On November 20, 2006, our board of directors, in connection with the special cash dividend to our preferred and common stockholders approved on the same date, approved a cash bonus in the aggregate amount of $4,815,000 to be paid to certain employees, including certain Named Executive Officers as indicated in the table below under ‘‘Change of Control (no termination)’’. The amount of each cash bonus was determined based upon the number of unvested options held by the employee. The cash bonus is to be paid upon the occurrence of a change in control of the company (as such term is defined in the 2006 Stock Incentive Plan) if that person is an employee at the time of the change in control. This was intended to be a one-time cash bonus intended to promote retention and no similar prospective bonuses were proposed or authorized in 2007.

The following table sets forth the change in control and termination payments that would have been paid to each Named Executive Officer had a change in control and/or termination occurred on December 31, 2007:

Name	Change in Control (no termination)	Termination (no change in control)	Change in Control (with termination)	Acceleration of Vesting of Equity Awards (1)
Robert Pines, CEO and Chairman of the Board	—	—	—	—
David Freedman, Global CFO (2)	180,000	—	930,000	—
Christine Baumeister, Global CTO	171,000	—	—	—
Mark Horgan, CEO, Europe(3)	945,000	—	1,256,000	—
Chris Moss, CEO of the Internet	2,250,000	—	—	—
John Maxwell, Former CFO(4)	—	—	—	—
(1)	Options granted under the 1996 Stock Plan would automatically accelerate if the successor corporation does not agree to assume or substitute them. The stock option value is being calculated. This information will be provided once available.
(2)	In the event Mr. Freedman’s employment with us is terminated due to a change in control (not defined in his employment agreement) of the company, Mr. Freedman will receive an amount equal to two weeks pay per year of service with us, with no less than twelve months of severance, less all applicable taxes and withholding.
(3)	Mr. Horgan’s service agreement provides that either the company or Mr. Horgan can terminate employment by providing six months notice. In the event that the company fails to provide Mr. Horgan with the requisite notice, Mr. Horgan is entitled to severance in an amount equal to six months of his base salary (or $311,000).
(4)	Mr. Maxwell ceased to be CFO on September 4, 2007 and received $96,390 in severance pay in 2007.

In addition, upon termination of employment, our Named Executive Officers who participate in our 401(k) Plan or the Executive Compensation Deferral Plan would be eligible for a distribution of benefits from the plans. Under our Executive Compensation Deferral Plan, change in control means the date on which any of the following events occur when (i) any ‘‘person’’ (as such term is used in the Exchange Act) (other than us, a subsidiary, one or more members of the Tisch Group acting individually or jointly, or one of our employee benefit plans, including any trustee or such plan acting as a trustee) acquires our stock, that together with stock held by such person or group, constitutes 50% or more of the total fair market value or total voting power of our stock, (ii) any ‘‘person’’ acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) our stock and possesses 35% or more of the total voting power of our stock; or (iii) any ‘‘person’’ acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) 40% or more of the total gross market value of our assets, except if such assets are transferred to (A) a stockholder of our securities in exchange for or with respect to our stock, (B) an entity, 50% or more of which is owned, directly or indirectly, by us, (C) a person, or group of persons, that owns 50% or more of our stock, or (D) any entity which is 50% or more owned by a person described in clause (C). The ‘‘Tisch Group’’ means the Tisch family members (including Thomas J. Tisch, his spouse, brother, sister, and any of his, his brother’s or his sister’s lineal ascendants or descendants), any entity controlled, directly or indirectly, by one or more of the Tisch family members or a trust as to which one or more of the Tisch family members is a grantor or has a beneficial interest.

Under our compensation programs, certain provisions apply in the case of a change in control, as described under ‘‘— Change in Control Provisions under Long-Term Incentive Plans’’ and ‘‘— Change in Control Provisions Relating to Management Performance Bonuses.’’

Change of Control Provisions under Long Term Incentive Plans

For purposes of grants outstanding under our current long term incentive plans, change in control means, the date on which any of the following events occur (i) when any person (as such term is used in the Exchange Act) (other than us, a subsidiary, one or more members of the Tisch Group acting individually or jointly, of one of our employee benefit plans, including any trustee or such plan acting as a trustee) is or becomes the beneficial owner (as such term is used in the Exchange Act), directly or indirectly, of our securities representing more than 50% of the combined voting power of our then outstanding securities entitled to vote generally in the election of directors; (ii) a merger or consolidation of us with any other corporation, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation, or, in the case of grants outstanding under our 1996 Stock Plan and 2006 Stock Incentive Plan, our stockholders approve an agreement for the sale or disposition by us of all or substantially all of our assets; (iii) a change in the composition of the board of directors occurring within a two-year period as a result of which fewer than a majority of the directors are directors who either were our directors when the respective plan was approved or were elected or nominated for election to the board with the affirmative votes of at least a majority of such directors; or (iv) a liquidation of us or other sale of all or substantially all of our assets to a third party independent of us or our stockholders immediately prior to such sale. The ‘‘Tisch Group’’ shall mean the Tisch family members (including Thomas J. Tisch, his spouse, brother, sister, and any of his, his brother’s or his sister’s lineal ascendants or descendants), any entity controlled, directly or indirectly, by one or more of the Tisch family members or a trust as to which one or more of the Tisch family members is a grantor or has a beneficial interest.

Under the 1996 Stock Plan, in the event of a change in control, outstanding options shall be assumed or substituted by the successor corporation. However, if the successor corporation does not agree to assume or substitute the options, the options shall become fully vested and exercisable immediately prior to the change in control. In addition, with respect to the assumed or substituted options, if the optionholder’s service is terminated within 12 months following the change in control (other than for cause or upon the optionholder’s death or disability), such options shall become fully vested and exercisable immediately prior to such termination. Under the 2006 Stock Incentive Plan, in the event of a change in control, the Committee has the discretion, but not the obligation, to make such adjustments with respect to outstanding awards as it deems necessary or appropriate, including substituting new awards, adjusting outstanding awards, accelerating awards, removing restrictions, or terminating awards in exchange for the cash value determined in good faith by the Committee of vested and/or unvested portions of such award, all as may be provided in the applicable award document or, if not expressly addressed therein, as the Committee may determine in its sole discretion. The changes in control provisions under the 2008 Omnibus Incentive Plan will be substantially similar to those under the 2006 Stock Incentive Plan.

Change in Control Provisions Relating to Management Performance Bonuses

During 2006, in addition to our standard cash bonus program, we paid to certain of our Named Executive Officers a special, one-time bonus in connection with our incurrence of incremental indebtedness, the proceeds of which were used to pay a dividend to our stockholders. In connection with this special bonus, at the same time, we also awarded an additional bonus to certain of our Named Executive Officers, the payment of which is conditioned upon there being a change in control (as defined, for these purposes, under our 2006 Stock Incentive Plan), provided that at such time the Named Executive Officer is our employee.

Excise tax gross-up

Upon a change in control, employees may be subject to certain excise taxes under Section 4999 of the Code. We have agreed to reimburse certain of our senior executives, including John Maxwell, for those excise taxes as well as any income and excise taxes payable by the executive as a result of any reimbursements for these excise taxes.

Limitation on Directors’ Liability and Indemnification

Our amended and restated certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Under Delaware law, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which he or she derived an improper personal benefit.

Our	amended and restated certificate of incorporation will provide that we:

•	are required to indemnify our directors, officers and employees to the maximum extent permitted by Delaware law;

•	may indemnify our agents as set forth in the Delaware General Corporation Law, subject to very limited exceptions;

•	are required to advance expenses, as incurred, to our directors, officers and employees in connection with a legal proceeding; and

•	may advance expenses, as incurred, to our agents in connection with a legal proceeding.

In addition to the indemnification required by our certificate of incorporation, before the completion of this offering, we will enter into indemnity agreements with our directors and executive officers. These agreements require us, among other things, to indemnify our directors and executive officers for expenses (including attorney fees), liabilities, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by us, which approval may not be unreasonably withheld), incurred in connection with any action, suit or proceeding arising out of their status as our directors or executive officers and to advance expenses incurred by them in connection with any proceeding against them with respect to which they may be entitled to indemnification by us. We also maintain directors’ and officers’ liability insurance to cover our directors, executive officers and some of our employees for liabilities, including liabilities under securities laws. We believe that our certificate of incorporation, bylaws, indemnification agreements and insurance are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

 Principal and Selling Stockholders

The table below sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock (i) immediately prior to the consummation of this offering giving effect to the recapitalization and (ii) as adjusted to reflect the sale of the shares of Class A common stock offered in this offering. This information is presented for:

•	each person or group who beneficially owns more than 5% of our common stock;

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	all selling stockholders.

A person is a ‘‘beneficial owner’’ of a security if that person has or shares ‘‘voting power,’’ which includes the power to vote or to direct the voting of the security, or ‘‘investment power,’’ which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. A person is also deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. The percentage of outstanding shares in each class is based on the                  shares of Class A common stock and                  shares of Class B common stock outstanding after giving effect to the recapitalization and assuming the conversion of all outstanding shares of preferred stock held by existing stockholders into Class B common stock. Shares subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. The table assumes that the underwriters’ option to purchase up to an additional                      shares of Class A common stock from the selling stockholders is not exercised.

Unless otherwise indicated, the address of each person named in the table below is kgb, 655 Madison Avenue, 21st Floor, New York, NY 10021.

	Shares Beneficially Owned Prior to Offering(1)		% Total Voting Power	Shares Being Offered	Shares Beneficially Owned After Offering(1)		% Total Voting Power
Name of Beneficial Owner	Shares	%			Shares	%
5% Stockholders:
Four-Fourteen Partners LLC
Marwell INFONXX, Inc.
Pines INFONXX, Inc.
TCV V, L.P. and its related entities
The James S. Tisch 1995 Issue Trust
The Thomas J. Tisch 1994 Issue Trust
Named Executive Officers:
Robert Pines
David Freedman
Christine Baumeister
Mark Horgan
Directors:
Hazem Ben-Gacem
Richard Kimball
Thomas M. Steinberg
Thomas Tisch
Michael H. White
Vanessa A. Wittman
Executive Officers and Directors as a Group (13 persons):
Other Selling Stockholders:

(1)	Except where indicated, all shares are shares of Class B common stock. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock at any time at the option of the holder and automatically upon the occurrence of certain events described under ‘‘Description of Capital Stock — Common Stock — Conversion.’’

 Related Party Transactions

Related Party Transaction Policy

We currently have no formal review, approval or ratification procedures in effect with respect to related party transactions. Prior to the consummation of this offering, we will establish a written related party transaction policy which will provide procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest, with certain exceptions. Covered persons will include any director, executive officer, director nominee, 5% stockholder or any immediate family members of the foregoing. Any such related party transactions will require advance approval by a majority of the members of our audit committee, which will consist solely of independent directors.

Investor Rights Agreement

Simultaneously with the recapitalization, we, Robert Pines and the holders of our preferred stock will enter into the Sixth Amended and Restated Investor Rights Agreement, or the Investor Rights Agreement, providing various rights to the parties thereto. The Investor Rights Agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part and the following description is qualified by reference to that agreement.

The Investor Rights Agreement will provide that if the holder or holders of an aggregate of at least 45% of all shares of our common stock issued or issuable upon conversion of our preferred stock, or the Registrable Stock, propose to dispose of at least 20% of the then Registrable Stock and, in the reasonable opinion of such holder or holders such disposition may not be effected in the public marketplace at favorable terms then, subject to certain conditions, limitations and procedures outlined in the Investor Rights Agreement, we will use our best efforts to effect the registration under the Securities Act of all shares identified by such holders, or Demand Registration Rights. Notwithstanding the foregoing, we will not be required to effect more than three registration statements pursuant to this demand registration right, nor required to cause a registration requested pursuant to this right to become effective prior to six months after the effective date of the first registration statement we initiate. We may not register securities for sale for our own account in any registration pursuant to this demand registration right without the consent of holders of at least 51% of the stock as to which registration has been requested, and will not be required to effect a registration pursuant to these rights unless the proposed disposition of stock has an aggregate expected offering price of not less than $30,000,000.

Under the Investor Rights Agreement, the founder and each holder of Registrable Stock will also have the right to cause us to use our best efforts to register all or some portion of his or her shares of stock if we at any time propose to register any of our securities under the Securities Act (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the SEC is applicable), or the Incidental Registration Rights.

Finally, the Investor Rights Agreement will provide that we will effect all qualifications and compliances under the Exchange Act as would permit or facilitate the sale and distribution of our stock on Form S-3, or the S-3 Registration Rights. After we have qualified for the use of Form S-3, the holders of Registrable Stock will have the right to request up to six registrations on Form S-3, provided, however, that we are not required to effect a registration pursuant to these rights (i) unless the holder or holders requesting registration propose to dispose of shares of stock having an aggregate expected public offering price of at least $12,000,000, and (ii) more frequently than once every six months.

In the case of any registration effected pursuant to the Demand Registration Rights or S-3 Registration Rights described above, a majority in interest of the requesting holders will have the right to designate the managing underwriter in any underwritten offering. The Incidental Registration Rights and S-3 Registration Rights described above terminate as to any holder or permissible transferee or assignee of such holder if such person holds one percent or less of the outstanding shares of our stock (on an as-converted basis) or if such person would be permitted to sell 25% of the stock for which it seeks registration within any three-month period pursuant to Rule 144 under the Securities Act.

The Investor Rights Agreement limits the amount of registration rights that we may grant to subsequent investors, and places restrictions on the parties’ ability to transfer registration rights granted to it under the terms of the agreement.

Other

Lois G. Pines, who is the mother of Robert Pines, our founder, Chairman and Chief Executive officer, serves as regulatory counsel to us on a consultant basis. Compensation paid to Lois Pines for the year ended December 31, 2007 totaled $200,000, plus reimbursement of work-related expenses. Lori Pines, the wife of Robert Pines, is a partner at the law firm of Weil, Gotshal & Manges LLP, which represents and advises us, from time to time, in certain patent, litigation and other matters. For the year ended December 31, 2007, we paid Weil, Gotshal & Manges LLP approximately $892,300 in legal fees. We have agreed to pay the reasonable fees and expenses in connection with this offering of Weil, Gotshal & Manges LLP, which has been engaged as counsel to the selling stockholders.

 Description of Indebtedness

First Lien Senior Secured Credit Facilities

On December 1, 2006, we (as U.S. Borrowers) and our subsidiaries The Number UK Limited and Carbone S.A.R.L. (together, the ‘‘Foreign Borrowers’’) entered into an amendment of our amended and restated senior secured credit facilities, or the First Lien Credit Agreement, with Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners, and the lenders signatory thereto. Bank of America, N.A. acts as administrative agent, JPMorgan Chase Bank, N.A. acts as syndication agent and LaSalle Bank National Association, General Electric Capital Corporation and Royal Bank of Canada act as co-documentation agents. The senior secured credit facilities consist of a $85.0 million senior secured domestic revolving credit facility and a $115.0 million senior secured foreign revolving credit facility, in each case maturing on April 11, 2011, and a $160.0 million senior secured domestic term loan facility and €90.0 million senior secured foreign term loan facility, in each case maturing on December 1, 2012. A portion of the revolving credit facilities are available for letters of credit.

Security and guarantees.    Our domestic obligations under the First Lien Credit Agreement are unconditionally and irrevocably guaranteed jointly and severally by our current and future domestic subsidiaries (other than certain non-significant subsidiaries). The obligations of the Foreign Borrowers under the First Lien Credit Agreement are unconditionally and irrevocably guaranteed jointly and severally by us, each of our current and future domestic subsidiaries (other than certain non-significant subsidiaries) and, to the extent permitted by applicable law, certain foreign subsidiaries of the Foreign Borrowers.

Our domestic obligations under the First Lien Credit Agreement, and the guarantees of those obligations, are secured by substantially all of our assets and substantially all of the assets of each of kgb’s current and future domestic subsidiaries, including but not limited to:

•	a first priority pledge of 100% of the capital stock of each of our current and future domestic subsidiaries; and

•	a first priority security interest in 65% of the capital stock of each first-tier foreign subsidiary.

The obligations of the Foreign Borrowers under the First Lien Credit Agreement, and the guarantees of those obligations, are secured by substantially all of our assets, substantially all of the assets of each of our current and future domestic subsidiaries and substantially all of the assets of the Foreign Borrowers and any foreign guarantor, including but not limited to:

•	a first priority security interest in the remaining portion of the capital stock of each first-tier foreign subsidiary not pledged to secure our domestic obligations and the capital stock of each foreign guarantor.

Interest rates and fees.    Borrowings under the First Lien Credit Agreement bear interest as follows:

•	Revolving credit facility: initially, (a) in the case of loans with an interest rate based on the base rate, the base rate plus an applicable margin, or (b) in the case of loans with an interest rate based on the Eurodollar rate, the Eurodollar rate plus an applicable margin, and such applicable margins will be subject to reduction if we attain certain leverage ratios; and

•	Term loan facility: (a) in the case of loans with an interest rate based on the base rate, the base rate plus an applicable margin, or (b) in the case of loans with an interest rate based on the Eurodollar rate, the Eurodollar rate plus an applicable margin.

The First Lien Credit Agreement also provides for the payment to the lenders of a commitment fee on average daily unused commitments under the revolving credit facility at a rate initially equal to ½ of 1% per annum. Such commitment fee will be subject to reduction if we attain a certain leverage ratio.

Scheduled amortization payments and mandatory prepayments.    The term loan facility provides for quarterly amortization payments in an aggregate annual amount equal to 1% of the original principal amount thereof beginning March 31, 2007, with the balance of the facility to be repaid at final maturity.

In addition, the First Lien Credit Agreement requires us to prepay outstanding term loans (and, after the term loans have been repaid in full, to prepay outstanding revolving credit loans), subject to certain exceptions, with:

•	100% of the net proceeds of certain asset sales or other dispositions by us or our subsidiaries;

•	50% of excess cash flow (as defined in the First Lien Credit Agreement), subject to reductions to a lower percentage if we achieve certain performance targets;

•	100% of the net proceeds of certain debt issuances by us or our subsidiaries; and

•	50% (or such lesser amount required to achieve a certain leverage ratio) of the net proceeds of certain equity issuances by us or our subsidiaries.

Voluntary prepayments.    The First Lien Credit Agreement provides for voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the revolving credit facility, without penalty, subject to certain conditions pertaining to minimum notice and payment/reduction amounts.

Covenants.    The First Lien Credit Agreement contains financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the First Lien Credit Agreement include, among other things, limitations (each of which are subject to customary exceptions for financings of this type) on our ability to:

•	declare dividends and make other distributions;

•	redeem and repurchase our capital stock;

•	prepay, redeem and repurchase subordinated debt;

•	make loans and investments (including acquisitions);

•	incur additional indebtedness;

•	grant liens;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt;

•	restrict dividends from our subsidiaries;

•	enter into new lines of business;

•	recapitalize, merge, consolidate or enter into acquisitions;

•	sell our assets; and

•	enter into transactions with our affiliates.

The First Lien Credit Agreement also contains the following financial covenants:

•	a maximum total leverage ratio (ratio of total indebtedness to Adjusted EBITDA, as defined under the First Lien Credit Agreement) of 3.25:1.0 through December 31, 2008, at which time the ratio decreases to 2.75:1.0;

•	a minimum fixed charge coverage ratio (ratio of Adjusted EBITDA to fixed charges) of 2.00:1.0; and

•	a maximum first lien leverage ratio (ratio of first lien indebtedness to Adjusted EBITDA) of 2.75:1.0 through September 30, 2008, at which time the ratio decreases to 2.50:1.0.

Adjusted EBITDA is used to determine compliance with the financial covenant ratios contained in the First Lien Credit Agreement.

Events of Default.    The First Lien Credit Agreement contains certain customary events of default (subject to grace periods, as appropriate) including among others:

•	nonpayment of principal or interest;

•	breach of the financial, affirmative or negative covenants;

•	material breach of the representations or warranties;

•	cross-default and cross-acceleration to other material indebtedness;

•	bankruptcy or insolvency;

•	material judgments entered against our parent, us or any of our subsidiaries;

•	certain ERISA violations;

•	actual or asserted invalidity of the security documents, guarantees or intercreditor agreement associated with the senior secured credit facilities; and

•	a change of control (as defined in the First Lien Credit Agreement).

Second Lien Senior Secured Term Loan

In addition to entering into the first lien credit facilities, on December 1, 2006, we entered into an additional $125.0 million senior secured term loan credit facility pursuant to a second lien credit agreement, or the Second Lien Credit Agreement, with Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners, and the lenders signatory thereto. Bank of America, N.A. acts as administrative agent and JPMorgan Chase Bank, N.A. acts as syndication agent. We have used the proceeds of the borrowings under the Second Lien Credit Agreement to refinance existing indebtedness and to finance a distribution to our stockholders, as well as for working capital, capital expenditures and other general corporate purposes.

Our obligations under the Second Lien Credit Agreement are guaranteed by each of our domestic subsidiaries that guarantees our obligations under the First Lien Credit Agreement and are secured on a second priority basis by the same domestic collateral securing our obligations under the First Lien Credit Agreement.

The term loans under our Second Lien Credit Agreement mature on and are due and payable in full on December 1, 2013.

Subject to any required prepayment of the obligations under our First Lien Credit Agreement, our Second Lien Credit Agreement contains mandatory prepayment provisions based on those contained in our First Lien Credit Agreement, except that we are not required to apply the proceeds of any equity issuances by us or our subsidiaries. Our Second Lien Credit Agreement provides for voluntary prepayments of the loans, subject to certain prepayment penalties if any voluntary prepayments are made before December 1, 2008.

The covenants in our Second Lien Credit Agreement are substantially similar to the covenants contained in our First Lien Credit Agreement, except that certain exceptions to the covenants are less restrictive than those in the First Lien Credit Agreement and the Second Lien Credit Agreement only contains one financial covenant, namely the maximum total leverage ratio. The maximum total leverage ratio in the Second Lien Credit Agreement is 3.50:1.0 through December 31, 2008, at which time the ratio decreases to 3.00:1.0. The events of default in our Second Lien Credit Agreement are substantially similar to the events of default contained in our First Lien Credit Agreement, except that the materiality thresholds and grace periods are less restrictive than the comparable provisions under our First Lien Credit Agreement.

A default or event of default under either credit facility will result in the acceleration of all outstanding indebtedness under both credit facilities unless the default or event of default is the breach of a financial covenant, in which case certain cure rights apply.

As of each of December 31, 2007 and March 31, 2008, we were in compliance with all of the required financial covenants under each credit facility and we were not aware of any default or event of default under either facility.

 Description of Capital Stock

General

The following is a summary of the rights of the holders of our common stock and preferred stock and the related provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect following the recapitalization. For more detailed information, please see the forms of our amended and restated certificate of incorporation, amended and restated bylaws and Sixth Amended and Restated Investor Rights Agreement, each of which are filed as exhibits to the registration statement of which this prospectus is a part.

Immediately prior to the consummation of this offering, we will effect a recapitalization to convert all outstanding shares of our common stock and our preferred stock into newly designated Class B common stock, par value $.01 per share. Simultaneously with the recapitalization, we will convert all of our outstanding stock options into options to acquire shares of our Class B common stock. The conversion ratio used in the recapitalization will be                shares of Class B common stock for each share of existing common stock (including preferred stock convertible into, and options exercisable for, existing common stock).

At March 31, 2008, we had one class of common stock and seven series of preferred stock. At March 31, 2008, we had outstanding 24,303,860 shares of common stock, held of record by 45 stockholders, 7,560,000 shares of Series A preferred stock, held of record by 39 stockholders, 5,719,944 shares of Series B preferred stock, held of record by 30 stockholders, 4,629,600 shares of Series C preferred stock, held of record by 22 stockholders, 2,645,504 shares of Series D preferred stock, held of record by 17 stockholders, 7,260,386 shares of Series E preferred stock, held of record by 15 stockholders, 2,053,780 shares of Series F preferred stock, held of record by 39 stockholders and 2,833,334 shares of Series G preferred stock, held of record by three stockholders. In addition, as of March 31, 2008, 2,977,500 shares of our common stock were subject to outstanding options and 3,669 shares are represented by a restricted stock grant to a non-employee director.

Following the recapitalization, we will have two classes of authorized common stock, Class A common stock, par value $.01 per share, and Class B common stock. Except with respect to voting and conversion, the rights of the holders of Class A common stock and Class B common stock will be identical. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock at any time at the option of the holder and automatically upon the occurrence of certain events described under ‘‘— Common Stock — Conversion.’’

Immediately following the recapitalization, all of our Class B common stock will be held by our existing stockholders. All shares to be sold in this offering will be shares of Class A common stock. Immediately prior to the consummation of this offering, the shares to be sold by the selling stockholders will be converted from Class B common stock to Class A common stock on a one-for-one basis.

Following the consummation of this offering, our existing stockholders will collectively hold approximately                 % of the total voting power in our company and will be able to exercise control over our management and affairs and all matters requiring stockholder approval.

Upon the consummation of this offering, our authorized capital stock will consist of                 shares of which:

•	shares will be designated as Class A common stock;

•	shares will be designated as Class B common stock; and

•	shares will be designated as preferred stock.

Common Stock

The following description of our common stock assumes the completion of the recapitalization described above, which will occur immediately prior to the consummation of this offering.

Voting Rights

Following the recapitalization, the rights of the holders of our Class A common stock and our Class B common stock will be identical, except for voting rights as described herein and for conversion rights, as further described under ‘‘— Conversion.’’

Holders of our Class A common stock will be entitled to one vote per share and holders of our Class B common stock will be entitled to 10 votes per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law could require either our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	If we amended our certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment.

•	If we amended our certificate of incorporation to alter or change the powers, preferences or special rights of a class of stock in a manner that affects them adversely then that class would be required to vote separately to approve the proposed amendment.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that our board of directors may determine to declare from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including the following:

•	transfers among holders of Class B common stock;

•	transfers for tax and estate planning purposes, including to trusts, corporations and partnerships controlled by a holder of Class B common stock; and

•	transfers by a holder of Class B common stock to an affiliate (as such term is defined under Rule 144 of the Securities Act).

In addition, partnerships or limited liability companies that hold more than 5% of the total outstanding shares of Class B common stock as of the closing of the offering may distribute their Class B common stock to their respective partners or members (who may further distribute the

Class B common stock to their respective partners or members) without triggering a conversion to Class A common stock. Such distributions must be conducted in accordance with the ownership interests of such partners or members and the terms of any agreements binding the partnership or limited liability company.

Once transferred and converted into Class A common stock, the Class B common stock will no longer be outstanding and will not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors from time to time, without approval by the stockholders, to issue up to a total of                shares of preferred stock in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of kgb and might harm the market price of our Class A common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Following the recapitalization, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that will, and certain provisions of Delaware law may, delay, defer or discourage another party from attempting to acquire control of us. In particular, our dual class common stock structure will concentrate ownership of our voting stock in the hands of our founder, existing stockholders, board members and employees. Our amended and restated bylaws will provide for a staggered board, require advance notice for proposals by stockholders and nominations, place limitations on convening stockholder meetings. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amendment of Bylaws

Under Delaware law, the power to adopt, amend or repeal a corporation’s bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and bylaws will grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular meeting of stockholders.

Amendment of Certificate of Incorporation

The provisions of our amended and restated certificate of incorporation that could have anti-takeover effects as described above may not be amended, altered, repealed or rescinded without the approval of (i) our board of directors and (ii) the affirmative vote of not less than a majority in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class. This requirement makes it more difficult for stockholders to make changes to the anti-takeover provisions in our certificate of incorporation.

Staggered Board

Following the recapitalization, our amended and restated bylaws will provide for a staggered board so that our board of directors will be divided into three classes that will be, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, with the term of each class staggered so that the term of only one class of directors expires at each annual general meeting. The proposed terms of the Class I, Class II and Class III directors will expire in 2009, 2010 and 2011, respectively. Any vacancy on the board of directors may be filled by a majority of the directors then in office. Our amended and restated bylaws will provide that the number of directors on our board may be increased by the board.

Special Meetings of Stockholders

Our amended and restated bylaws will preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting. Our amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may prevent the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from soliciting proxies to elect its own slate of directors or otherwise attempting to obtain control of our company. In addition, under our amended and restated bylaws, our stockholders do not have the ability to remove directors without cause.

Authorized but Unissued Capital Stock

One of the effects of the existence of unissued and unreserved common and preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., located at 250 Royall Street, Canton, MA 02021.

Listing

Our Class A common stock will be listed on the New York Stock Exchange under the symbol ‘‘KGB’’. Our Class B common stock will not be listed on any stock exchange.

 Shares Eligible for Future Sale

Prior to this offering, there has not been any public market for our Class A common stock, and we cannot predict what effect, if any, market sales of shares of Class A common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class A common stock, including shares issued upon the conversion of shares of our Class B common stock or upon exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of                 shares of Class A common stock and                 shares of Class B common stock. In addition, options to purchase an aggregate of approximately                 shares of our Class B common stock will be outstanding as of the closing of this offering. Of these options,                 will have vested at or prior to the closing of this offering and approximately                 will vest over the next three years. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. In addition,                 shares of Class B common stock will be authorized and reserved for issuance in relation to potential future awards under our current stock incentive plans, and                 shares of Class A common stock will be authorized and reserved for issuance in relation to potential future awards under our 2008 Omnibus Incentive Plan to be adopted in connection with this offering.

The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144 and 701; and

•	shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rules 144 and 701.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, including an affiliate of ours, who has beneficially owned shares of our Class A common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, as shown by the most recent report or statement by us, which percentage will be approximately shares immediately after completion of the offering; and

•	the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding (a) the date on which notice of sale is filed on Form 144 with respect to such sale or (b) if no notice of sale is required, the date of the receipt of the order or the date of execution, as applicable.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In addition, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months would be entitled to sell an unlimited number of Class A common shares under Rule 144 provided current public information about us is available and, after one year, an unlimited number of Class A common shares without restriction.

Rule 701

Certain of our current employees who acquired their shares in connection with awards pursuant to our outstanding stock incentive plans, which are written compensatory plans, are entitled to rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these stockholders, whether or not they are an affiliate of ours, are permitted to sell the shares subject to Rule 701 without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell their Rule 701 shares without complying with the volume, notice or public information requirements of Rule 144 described above.

Lock-Up Agreements

We, our directors and executive officers, the selling stockholders and certain of our significant stockholders will enter into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of each bookrunner, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registrations on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issuable under our existing stock incentive plans. This registration statement is expected to be filed shortly after the date of this prospectus and will be effective upon filing. As a result, after the effective date of this Form S-8 registration statement, shares issued pursuant to our existing stock incentive plans, including upon exercise of stock options, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

As of                   , 2008,                shares of common stock were reserved pursuant to our existing stock incentive plans for future issuance in connection with the exercise of outstanding options awarded under these plans, and options with respect to                   of these shares had vested. In addition to the vested options as of                             , 2008, additional options to purchase approximately                  shares of common stock will vest on or prior to                   , 2008.

Registration Rights

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see ‘‘Related Party Transactions.’’

Certain U.S. Federal Income and Estate Tax Consequences
to Non-U.S. Holders

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A ‘‘non-U.S. holder’’ means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, ‘‘controlled foreign corporation,’’ ‘‘passive foreign investment company’’ or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional ‘‘branch profits tax’’ at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a ‘‘United States real property holding corporation’’ for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a ‘‘United States real property holding corporation’’ for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

 Underwriting

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional                  shares of Class A common stock from the selling stockholders. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables indicate the per share and total underwriting discounts to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares from the selling stockholders.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors, and certain of our significant stockholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See ‘‘Shares Eligible for Future Sale’’ for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list the Class A common stock on the New York Stock Exchange under the symbol ‘‘KGB’’.

A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of this offering and may also be made available on websites maintained by other underwriters.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering. ‘‘Covered’’ short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of Class A common stock or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of Class A common stock pursuant to the option granted to them. ‘‘Naked’’ short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)    in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of shares of Class A common stock to the public’’ in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the ‘‘FSMA’’)) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

The shares of Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of Class A common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of Class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $         .

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., and Bank of America, N.A., an affiliate of Banc of America Securities LLC, are each a lender under our First Lien Credit Agreement. J.P. Morgan Securities Inc. and Banc of America Securities LLC are each a joint lead arranger and joint bookrunner under our First Lien Credit Agreement. J.P. Morgan Chase Bank, N.A. acts as syndication agent and Bank of America, N.A. acts as administrative agent under our First Lien Credit Agreement. In addition, J.P. Morgan Securities Inc. and Banc of America Securities LLC are each a joint lead arranger and joint bookrunner under our Second Lien Credit Agreement. J.P. Morgan Chase Bank, N.A. acts as syndication agent and Bank of America, N.A. acts as administrative agent under our Second Lien Credit Agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

 Validity of the Class A Common Stock

The validity of our Class A common stock offered hereby and other legal matters will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The validity of our Class A common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

 Experts

The consolidated financial statements of kgb at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and the Class A common stock, you should refer to the registration statement and exhibits and schedules thereto. This prospectus summarizes material provisions of contracts and other documents that are filed as exhibits to the registration statement. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents.

You may review a copy of the registration statement, including exhibits to the registration statement, without charge, and may obtain copies at prescribed rates, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

Upon the completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the address set forth above. We also intend to provide our stockholders with annual reports containing financial information statements audited by our independent auditors and to make our filings with the SEC available free of charge at our Internet site, at http://www.kgb.com.

 Index to Consolidated Financial Statements

Page
kgb (formerly, INFONXX, Inc.)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2007 (audited) and March 31, 2008 (unaudited)	F-3
Consolidated Statements of Operations for each of the years ended December 31, 2005, 2006 and 2007 (audited) and the three months ended March 31, 2007 and 2008 (unaudited)	F-4
Consolidated Statements of Cash Flows for each of the years ended December 31, 2005, 2006 and 2007 (audited) and the three months ended March 31, 2007 and 2008 (unaudited)	F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for each of the years ended December 31, 2005, 2006 and 2007 (audited) and the three months ended March 31, 2008 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
kgb (formerly, INFONXX, Inc.)

We have audited the accompanying consolidated balance sheets of kgb (formerly, INFONXX, Inc.) as of December 31, 2006 and 2007, and the related consolidated statements of operations, cash flows, and stockholders’ equity (deficit) for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of kgb at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006, and Financial Accounting Standards Board (FASB) Interpretation No.48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, effective January 1, 2007.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 28, 2008

kgb
Consolidated Balance Sheets
(in thousands, except share data)

	December 31,		March 31
	2006	2007	2008
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$31,650	$50,802	$69,473
Restricted cash	848	961	1,045
Accounts receivable, net of allowance for doubtful accounts of $477, $692 and $1,476 as of December 31, 2006 and 2007, and March 31, 2008, respectively	107,545	113,335	120,351
Prepaid expenses and other current assets	14,957	11,286	15,194
Deferred income taxes	483	1,617	—
Total current assets	155,483	178,001	206,063
Property and equipment, net	80,140	62,748	59,610
Intangible assets, net	79,206	79,306	82,068
Goodwill	83,434	92,668	94,612
Deferred income taxes	7,840	1,973	2,733
Other assets	8,496	7,521	7,216
Total assets	$414,599	$422,217	$452,302
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$31,496	$33,846	$36,877
Accrued expenses	67,066	74,560	72,374
Income taxes payable	124	6,285	12,553
Current portion of long-term debt	3,403	3,172	3,380
Total current liabilities	102,089	117,863	125,184
Long-term debt, less current portion	495,613	439,024	448,425
Other long-term liabilities	3,817	3,916	3,910
Deferred income taxes	10,940	12,309	12,911
Total liabilities	612,459	573,112	590,430
Commitments and contingencies
Stockholders’ equity (deficit):
Convertible preferred stock; $.01 par value; 36,022,200 shares authorized; 32,702,548 shares issued and outstanding; liquidation preference of $61,149	327	327	327
Common stock; $.01 par value; 62,320,516 shares authorized; 24,271,860, 24,303,860 and 24,303,860 shares issued and outstanding at December 31, 2006 and 2007 and March 31, 2008, respectively	243	243	243
Additional paid-in-capital	—	2,449	3,074
Accumulated deficit	(198,576)	(156,146)	(140,882)
Accumulated other comprehensive income (loss)	146	2,232	(890)
Total stockholders’ equity (deficit)	(197,860)	(150,895)	(138,128)
Total liabilities and stockholders’ equity (deficit)	$414,599	$422,217	$452,302

See accompanying notes to Consolidated Financial Statements.

kgb
Consolidated Statements of Operations
(in thousands, except share data)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
Operating revenues, net	$307,991	$499,113	$649,220	$152,302	$167,090
Operating costs	197,750	322,219	380,788	91,648	94,358
Gross profit	110,241	176,894	268,432	60,654	72,732
Selling, general and administrative	108,019	183,111	163,828	38,794	41,680
Income (loss) from operations	2,222	(6,217)	104,604	21,860	31,052
Other income (expense):
Interest income	2,110	1,345	1,514	266	321
Interest expense	(2,498)	(12,629)	(44,834)	(11,312)	(10,238)
Loss on debt extinguishment	—	(4,371)	—	—	—
Other income, net	1,281	3,163	2,437	296	2,788
Total other income (expense) net	893	(12,492)	(40,883)	(10,750)	(7,129)
Income (loss) before income taxes	3,115	(18,709)	63,721	11,110	23,923
Income tax expense	(1,352)	(2,081)	(21,291)	(3,768)	(8,659)
Net income (loss)	1,763	(20,790)	42,430	7,342	15,264
Dividend on preferred stock	—	(179,253)	—	—	—
Net income (loss) available to common stockholders	$1,763	$(200,043)	$42,430	$7,342	$15,264
Basic earnings (loss) per share of common stock	$0.08	$(8.99)	$1.75	$0.30	$0.63
Diluted earnings (loss) per share of common stock	$0.03	$(8.99)	$0.73	$0.13	$0.26
Dividends declared per share of common stock	$—	$5.48	$—	$—	$—

See accompanying notes to Consolidated Financial Statements.

kgb
Consolidated Statements of Cash Flows
(in thousands, except share data)

	Year Ended December 31,			Three Months Ended March 31
	2005	2006	2007	2007	2008
				(Unaudited)
Cash flows from operating activities
Net income (loss)	$1,763	$(20,790)	$42,430	$7,342	$15,264
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities, net of business acquisitions in 2006:
Depreciation and amortization	17,428	28,142	34,476	7,829	8,004
Accretion of asset retirement obligation	61	65	69	17	17
Amortization of deferred financing fees	225	583	1,527	380	276
Loss on disposal of property and equipment	828	397	82	—	—
Asset impairment	—	—	670	—	—
Deferred income tax expense	780	2,183	3,975	3,565	991
Loss on debt extinguishment	—	4,371	—	—	—
Foreign currency exchange loss (gain)	190	(3,900)	(1,596)	11	(215)
Share-based compensation expense	—	27,165	3,059	139	743
Changes in operating assets and liabilities:
Accounts receivable	4,166	(41,293)	(170)	17,069	(2,448)
Prepaid expenses and other current assets	(6,365)	(2,004)	4,384	(7,120)	1,829
Other assets	(586)	638	(552)	(53)	179
Accounts payable, accrued expenses and other liabilities	37,385	(816)	10,825	(4,338)	(2,112)
Net cash provided by (used in) operating activities	55,875	(5,259)	99,179	24,841	22,528
Cash flows from investing activities
Capital expenditures	(28,147)	(21,688)	(10,896)	(1,381)	(2,705)
Decrease (increase) in restricted cash	654	385	(90)	(735)	(73)
Acquisitions of businesses, net of cash acquired	—	(164,788)	—	—	—
Acquisition of intangible assets	(1,195)	(4,869)	(297)	—	—
Proceeds from disposal of property and equipment	—	7	1	—	—
Net cash used in investing activities	(28,688)	(190,953)	(11,282)	(2,116)	(2,778)
Cash flows from financing activities
Payment of dividends	—	(296,735)	—	—	—
Proceeds from (payments on) borrowings on revolving line of credit, net	—	87,519	(60,563)	(10,235)	—
Proceeds from borrowings on term loans	—	501,045	—	—	—
Payments on long-term debt and capital lease obligations	(9,921)	(134,692)	(8,559)	(794)	(423)
Deferred financing costs	—	(11,114)	—	—	—
Proceeds from stock options exercised	—	9,015	149	49	—
Net proceeds from issuance of preferred stock	—	9,970	—	—	—
Net cash (used in) provided by financing activities	(9,921)	165,008	(68,973)	(10,980)	(423)
Effect of exchange rate changes on cash	(2,761)	6,211	228	504	(656)
Net increase (decrease) in cash and cash equivalents	14,505	(24,993)	19,152	12,249	18,671
Cash and cash equivalents at beginning of period	42,138	56,643	31,650	31,650	50,802
Cash and cash equivalents at end of period	$56,643	$31,650	$50,802	$43,899	$69,473
Supplemental disclosure of cash flow information
Cash paid for:
Interest	$2,257	$8,963	$46,707	$7,385	$9,928
Income taxes	92	418	9,587	101	1,321
Non-cash investing and financing activities:
Non-cash acquisition of property and equipment	3,705	4,566	1,607	899	995

See accompanying notes to Consolidated Financial Statements.

kgb
Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands, except share data)

	Series A		Series B		Series C		Series D		Series E		Series F		Series G		Common Stock		Treasury Stock		Additional Paid In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss) Foreign Currency Translation	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2005	7,560,000	$76	5,719,944	$57	4,629,600	$46	2,645,504	$26	7,260,386	$73	2,053,780	$21	2,000,000	$20	19,179,472	$192	40,000	$(160)	$56,005	$15,250	$2,673	$74,279
Net Income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,763	—	1,763
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,036)	(3,036)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,273)
Retirement of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	40,000	160	(160)	—	—	—
Balance at December 31, 2005	7,560,000	76	5,719,944	57	4,629,600	46	2,645,504	26	7,260,386	73	2,053,780	21	2,000,000	20	19,179,472	192	—	—	55,845	17,013	(363)	73,006
Net (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20.790)	—	(20,790)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	509	509
Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,281)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(101,936)	(194,799)	—	(296,735)
Net proceeds from the issuance of Series G Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	833,334	8	—	—	—	—	9,962	—	—	9,970
Proceeds from the exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,253,726	23	—	—	8,992	—	—	9,015
Share based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	397	—	—	397
Award of common shares to Chief Executive Officer	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,838,662	28	—	—	26,740	—	—	26,768
Balance at December 31, 2006	7,560,000	76	5,719,944	57	4,629,600	46	2,645,504	26	7,260,386	73	2,053,780	21	2,833,334	28	24,271,860	243	—	—	—	(198,576)	146	(197,860)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	42,430	—	42,430
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,086	2,086
Total comprehensive income (A)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	44,516
Proceeds from the exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32,000	—	—	—	149	—	—	149
Share based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,300	—	—	2,300
Balance at December 31. 2007	7,560,000	$76	5,719,944	$57	4,629,600	$46	2,645,504	$26	7,260,386	$73	2,053,780	$21	2,833,334	$28	24,303,860	$243	—	$—	$2,449	$(156,146)	$2,232	$(150,895)
Net Income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,264	—	15,264
Foreign currency translation (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,122)	(3,122)
Total comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,142
Share based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	625	—	—	625
Balance at March 31, 2008 (unaudited)	7,560,000	$76	5,719,944	$57	4,629,600	$46	2,645,504	$26	7,260,386	$73	2,053,780	$21	2,833,334	$28	24,303,860	$243			$3,074	$(140,882)	$(890)	$(138,128)

(A)	Comprehensive income (unaudited) for the three months ended March 31, 2007 is $7,415, which includes a net income of $7,342 and foreign currency translation of $73.

See accompanying notes to Consolidated Financial Statements.

kgb

Notes to Consolidated Financial Statements

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

On April 29, 2008, INFONXX, Inc., a Delaware corporation, changed its corporate name to kgb. The company believes this new name and related marketing efforts will more effectively support its existing and future product offerings. Some of the company’s businesses, such as its national directory service businesses, many of which have established leading market positions, will continue to operate under their existing brand names. The new name will apply to its multi-platform search services which utilize SMS, MMS messaging and the Internet, including the www.kgb.com website. Throughout these notes to the consolidated financial statements, kgb and its consolidated operations are referred to as ‘‘we,’’ ‘‘our’’ and ‘‘us,’’ unless otherwise indicated.

1.    Summary of Operations

We are the largest provider of branded directory assistance services in Europe and the largest independent provider of directory assistance services in the United States. We have created some of the most successful and recognizable brands in Europe. Our European operations cover the U.K., France, Ireland, Switzerland, Italy and Austria. We also operate call centers in the Philippines. Traditional directory assistance services provide phone numbers and addresses to businesses and individuals on the telephone. We have expanded our service offerings beyond traditional directory assistance to include enhanced information and help services, such as call completion, movie listings and train schedules. Our services are delivered across multiple platforms, including mobile and landline phones, short text messaging (SMS) and the Internet.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of kgb and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates, including those related to the useful lives of long-lived assets, the recoverability of goodwill, asset retirement obligations, the value of common stock for the purpose of determining stock-based compensation and earnings per share, and income taxes, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2008, the consolidated statements of operations and of cash flows for the three months ended March 31, 2007 and 2008, and the consolidated statement of stockholders’ equity (deficit) for the three months ended March 31, 2008 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements except for our required adoption and subsequent application of FASB Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), and we believe they reflect all adjustments, which include only normal recurring kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

adjustments, necessary to state fairly the Company’s financial position as of March 31, 2008 and the results of its operations and cash flows for the three months ended March 31, 2007 and 2008. The financial data and other information disclosed in these notes to the financial statements as of March 31, 2008 and related to the three month periods ended March 31, 2007 and 2008 are unaudited. The results for the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008, for any other interim period or for any future year.

Revenue Recognition and Receivables

We recognize revenue, net of any credits, based on the number and, in certain markets, the duration of calls processed, as services are performed. In January 2007, we began offering a suite of advertising services to small, medium and large businesses through our 118//Media service offering. For those arrangements, we defer as a liability any payments received in advance and recognize revenue either as services are performed or over the contract term.

Trade receivables are reported in the consolidated balance sheets at the gross outstanding amount net of an allowance for doubtful accounts. We evaluate the past-due status of trade receivables based on contractual terms of sale. We do not require collateral or other security to support customer receivables. Management estimates the allowance for doubtful accounts through a review of historical losses, specifically identified collectibility risks, and existing economic conditions. Credit losses for trade receivables are deducted from the allowance, and the related trade receivable balance is charged off in the period in which the receivable is deemed uncollectible. Recoveries of trade receivables previously charged off are recorded when received. Finance charges on past-due accounts are recognized only when the account is collected.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Restricted cash at December 31, 2006 and 2007 and March 31, 2008 consisted of deposits with facility and automobile lessors in accordance with specified terms and conditions of the leases.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to five years. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are expensed as incurred. Upon normal retirement or replacement, the net book value of the property (less proceeds of sale or salvage) is charged to income.

Software Capitalization Costs

We capitalize certain internal software development costs under the provisions of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (‘‘SOP 98-1’’). SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. Capitalization begins when the preliminary project stage is complete, management with the relevant authority kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized using the straight-line method over the estimated useful life of the software, generally three years.

Asset Retirement Obligations

We record a liability for asset retirement obligations at fair value related to certain leasehold improvements in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (‘‘SFAS 143’’).

The following table shows the balances and the activities relating to our asset retirement obligations:

Balance at January 1, 2006	$1,086
Accretion of obligation	65
Foreign currency translation	47
Balance at December 31, 2006	1,198
Accretion of obligation	69
Foreign currency translation	5
Balance at December 31, 2007	1,272
Accretion of obligation	17
Foreign currency translation	1
Balance at March 31, 2008	$1,290

At December 31, 2006 and 2007 and March 31, 2008, the amount recorded in accrued expenses is approximately $124, $125 and $125, respectively, with the remaining balances reflected in other long-term liabilities for each period in the accompanying balance sheets.

Deferred Financing Costs

Deferred financing costs are included in other assets in the consolidated balance sheets and are amortized over the term of the related debt. Deferred financing costs are $6,971 and $5,457 as of December 31, 2006 and 2007, respectively, and $5,181 as of March 31, 2008. Amortization expense of $583 and $1,515 for the years ended December 31, 2006 and 2007, respectively, and $380 and $276 for the three months ended March 31, 2007 and 2008, respectively, is included in interest expense.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired, based on their respective fair values at the date of acquisition. Registration rights for the exclusive usage of dial strings in European markets have an indefinite life and accordingly are not amortized. Goodwill and intangible assets with indefinite lives are tested for impairment on an annual basis as of October 1st of each fiscal year and as triggering events occur. The goodwill impairment test is performed at the reporting unit level and involves a two-step approach: the first step identifies any kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

potential impairment and the second step measures the amount of impairment, if applicable. In the first step, we determine the fair value of the reporting unit utilizing an income-based valuation approach, specifically a discounted cash flow methodology. If the net book value of the reporting unit were to exceed the fair value, we would then perform the second step of the impairment test, which requires allocation of the reporting unit’s fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge would be recognized only when the implied fair value of a reporting unit’s goodwill is less than its carrying value. Fair value estimates are based upon the discounted value of estimated cash flow.

The impairment test for indefinite-lived intangible assets requires the determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss would be recognized in an amount equal to the difference. The asset will then be carried at its new fair value.To value the indefinite-lived intangible assets, an income approach known as the relief from royalty method is utilized.

We performed our annual impairment tests of our recorded goodwill and indefinite-lived intangible assets in the fourth quarter of 2007 and determined there was an impairment of approximately $670 related to certain indefinite-lived intangibles in our Europe segment. This charge is recorded in selling, general and administrative expenses. During the first quarter of 2008 there were no impairments of goodwill or indefinite-lived intangible assets.

Intangible assets with finite lives are amortized on a straight-line basis over the estimated future periods to be benefited, generally as follows: seven to fourteen years for customer relationships, ten years for trademarks and trade names, eleven to seventeen years for patents and three to five years for other intangible assets. See note 4.

Valuation of Long-Lived Assets

We evaluate the net realizable value of long-lived assets, including property and equipment, and amortizable intangible assets whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. Estimated undiscounted future cash flows are used to measure whether the assets are recoverable. Impairment, if any, is then recorded based on the excess of the asset’s carrying value over fair value. No impairments occurred in 2006 or 2007 or in the three months ended March 31, 2008.

Advertising

Advertising costs are charged to operations upon first showing. Advertising costs were $66,188, $86,627 and $59,785 for the years ended December 31, 2005, 2006 and 2007, respectively, and $19,356 and $17,400 for the three months ended March 31, 2007 and 2008, respectively. Advertising costs capitalized in prepaid expenses and other current assets at December 31, 2006 and 2007 amounted to $5,169 and $2,086, respectively, and $3,280 at March 31, 2008, and relate to production costs incurred for advertising programs that have not had their first showing.

Derivative Instruments

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we record derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation. The effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Our risk management policies establish several approved derivative instruments to be utilized in each risk management program and the level of exposure coverage based on the assessment of risk factors. Derivative instruments utilized can include forwards, swaps and options. We use forward exchange contracts, generally no greater than three months in term, to reduce our net currency exposure. The objective of this program is to maintain an overall balanced position in foreign currencies so that exchange gains and losses resulting from exchange rate changes are minimized. We have previously used interest rate swap agreements to manage interest costs and risks associated with changing rates but none were utilized in 2006 or 2007 and during the three months ended March 31, 2008.

Counterparties to the forward exchange, currency swap, options and interest swap contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

Foreign Currency Translation

The financial statements of our foreign operations other than our Philippines and Canadian subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the period. The resulting cumulative translation adjustments of the foreign operations have been recorded as a component of accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the consolidated statements of operations when incurred.

The financial statements of our Philippines and Canadian subsidiaries are measured using the U.S. dollar as the functional currency. Gains and losses from remeasurement of local currency amounts to U.S. dollars are included in the consolidated statements of operations when incurred.

Net foreign exchange (losses) gains of $(190), $3,900 and $1,596 for the years ended December 31, 2005, 2006 and 2007, respectively, and $270 and $2,653 for the three months ended March 31, 2007 and 2008, respectively, are included in other income (expense), net.

On December 20, 2006, our Luxembourg subsidiary repaid a portion of its capital to its U.S. parent. The repayment resulted in a foreign exchange gain of $3,137 included in other income (expense), net in 2006. There were no repayments of capital between Luxembourg and the U.S. for the year ended December 31, 2007 or for the three months ended March 31, 2007 and 2008, respectively.

Fair Value of Financial Instruments

The carrying amounts of our cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of the items. Our derivative financial instruments have been recorded at fair value. The carrying amount of our long-term debt approximates its fair value based on current borrowing rates with similar maturities.

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

Share-Based Compensation

Prior to January 1, 2006, we accounted for equity-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (‘‘APB No. 25’’), and related interpretations. Accordingly, compensation cost for stock options was measured as the excess, if any, of the estimated fair value of the Company’s common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. The Company had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (‘‘SFAS No. 123’’) and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (‘‘SFAS No. 148’’), which was released in December 2002 as an amendment to SFAS No. 123, and used the minimum value method of valuing stock options as allowed for non-public companies.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (‘‘SFAS No. 123R’’), using the prospective transition method. Under the prospective transition method, compensation cost recognized after the adoption of SFAS No. 123R includes compensation cost for all equity-based payments granted, modified or issued after January 1, 2006. As the Company had used the minimum value method for valuing its stock options under the disclosure requirements of SFAS No. 123, all options granted prior to January 1, 2006 continue to be accounted for under APB No. 25. Additionally, the pro forma disclosures that were required under the original provisions of SFAS No. 123 are no longer provided for outstanding awards accounted for under the intrinsic value method of APB No. 25 beginning in the period after adoption of SFAS No. 123(R).

The estimated grant-date fair value of employee stock options granted during 2006 was determined using the Black-Scholes option pricing model. The use of option valuation models requires the input of highly subjective assumptions, including the expected term and the expected stock price volatility. However, the Company is currently a nonpublic company without sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its stock. Rather than use the expected volatility of the Company’s own stock, the Company has identified similar public entities for which share price information is available and has considered the historical volatility of those entities’ share prices in estimating expected volatility. For 2006, the expected term was determined in consideration of the lower band of the minimum vesting periods and in consideration of the Company’s expectations that a future liquidity event would happen within five years of the respective option grant dates. For 2007, the expected term was determined by using the simplified method as provided for under Staff Accounting Bulletin No. 107.

The estimated fair value of each option granted was calculated using a Black-Scholes option-pricing model. The weighted-average assumptions used in the model were:

	2006	2007
Risk-free interest rates	4.6%-5.1%	3.36%
Expected option life	5.0 years	6.5 years
Expected stock volatility	50.0%	35.0%
Dividend yield	0%	0%

Forfeitures of 15% in 2006 and 2007 and at March 31, 2008 are estimated at the date of grant based on historical experience and are re-evaluated periodically. Shares used to settle options exercises are issued from previously unissued shares of our common stock. Based on the above

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

assumptions, the weighted-average grant date fair values of options granted during 2006 and 2007 were $3.75 and $8.28, respectively. There were no options granted during the three months ended March 31, 2008.

Excluding the award of common stock to the Company’s founder and Chief Executive Officer, share-based compensation expense recognized for the year ended December 31, 2006 and 2007 was $397 and $2,300, respectively, and $139 and $625 for the three months ended March 31, 2007 and 2008, and was included in selling, general and administrative expenses.

The grant date fair value of options not yet recognized as expense as of December 31, 2007 and March 31, 2008, net of estimated forfeitures, is approximately $6,931 and $6,306, respectively, and will be amortized to expense through 2012 using the straight-line method.

The Company granted 200,000 stock options to a non-employee in 2006 which vest over two years. The Company accounts for stock option grants to non-employees who are not directors in accordance with SFAS No. 123(R) and Emerging Issues Task Force (‘‘EITF’’) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require that the estimated fair value of these instruments measured at the earlier of the performance commitment date or the date at which the performance is complete. The Company determines the fair value of these instruments using the Black-Scholes option pricing model and re-measures the fair value and compensation expense recognized at each balance sheet date until the end of the date at which performance is complete.

The Company accounts for Stock Appreciation Rights awards (SARs) as liability instruments in accordance with SFAS No. 123(R). Prior to December 14, 2007 the Company was a nonpublic entity and had chosen to account for its liability awards using the intrinsic value method as permitted by SFAS No. 123(R) and remeasured these awards every reporting period.

Effective with the initial filing of the Company’s registration statement with the Securities and Exchange Commission on December 14, 2007, the Company is required to account for these awards using the fair value method in accordance with SFAS No. 123(R). The cumulative effect of this change in accounting principle recorded in the fourth quarter of 2007 is approximately $270 and is reflected in selling, general and administrative expenses. The Company will re-measure its liability awards under share-based payment arrangements to fair value at each reporting date until settlement.

The Company accounts for Restricted Stock awards in accordance with SFAS No. 123(R). Grant date fair value is measured as the grant date price of the company’s shares and is based on the number of shares granted, net of estimated forfeitures.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, referred to as SFAS 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and be adjusted for changes in tax rates and tax laws when changes are enacted. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We consider the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies in initially recording and subsequently reevaluating the need for valuation allowances. If we determine that we are able to realize deferred tax assets in the future in

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

excess of recorded net deferred tax assets, adjustments to the valuation allowances increase income by reducing tax expense in the period that such determination is made. Likewise, if we determine that we are not able to realize all or part of net deferred tax assets in the future, adjustments to the valuation allowances would decrease income by increasing tax expense in the period that such determination is made.

Our annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of judgment and are based on the latest information available at the time. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. We are subject to audit within the federal, state and international taxing jurisdictions, and these audits can involve complex issues that may require an extended period of time to resolve. We maintain reserves for estimated tax exposures, which are ultimately settled primarily through the settlement of audits within these tax jurisdictions or other factors. We believe that an appropriate liability has been established for financial statement purposes; however, actual results may differ from these estimates.

Prior to January 1, 2007, and in accordance with SFAS 5, Accounting for Contingencies, we evaluated uncertain tax positions and accrued charges for probable exposures based on management’s best estimate of the amount of benefit that should be recognized in the financial statements. This assessment resulted in management’s best estimate of the ultimate settled tax position for each tax year.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). In May 2007, the FASB amended this guidance by issuing FSP FIN 48-1, Definition of Settlement in FASB Interpretation No. 48. Under FIN 48, uncertain tax positions are no longer considered to be contingencies assessed in accordance with SFAS 5. FIN 48 requires an entity to evaluate its tax positions following a two-step process. The first step requires an entity to determine whether, based on the technical merits supporting a particular tax position, it is more likely than not (greater than a 50% chance) that the tax position will be sustained. This determination assumes that the relevant taxing authority will examine the tax position and is aware of all the relevant facts surrounding the tax position. The second step requires an entity to recognize in the financial statements the benefit of a tax position that meets the more likely than not recognition criterion. The measurement of the benefit equals the largest amount of benefit that has a likelihood of realization, upon settlement, that exceeds 50%. If the more likely than not threshold is not met, it is inappropriate to recognize any tax benefits associated with the tax position. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact our financial statements in the future.

We adopted FIN 48, as amended, on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial position or results of operations.

See note 16 for additional discussion regarding income taxes.

Recent Accounting Pronouncements

We adopted the provisions of SFAS No. 157, ‘‘Fair Value Measurements’’ (‘‘FAS 157’’) on January 1, 2008. FAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements, FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures; however, the application of this statement may change current practice. In February 2008, the FASB advised

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until 2009. Accordingly, our adoption of this standard in 2008 was limited to financial assets and liabilities, which primarily affects the valuation of our derivative contracts. The adoption of FAS 157 did not have a material effect on our financial condition or results of operations. We are still in the process of evaluating this standard with respect to its effect on nonfinancial assets and liabilities and therefore have not yet determined the impact that it will have on our financial statements upon full adoption in 2009. Nonfinancial assets and liabilities for which we have not applied the provisions of FAS 157 include those measured at fair value in impairment testing and those initially measured at fair value in a business combination. See note 21 for additional discussion regarding our partial adoption of SFAS 157.

We adopted SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115’’ (‘‘FAS 159’’) on January 1, 2008. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. FAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The adoption of FAS 159 did not have an effect on our financial condition or results of operations, as we did not elect this fair value option, nor is it expected to have a material impact on future periods, as the election of this option for our financial instruments is expected to be limited.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 (‘‘SFAS 160’’). SFAS 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also requires consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. The Company will apply the provisions of this statement prospectively, as required, beginning on January 1, 2009 and does not expect the adoption of SFAS 160 to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (‘‘SFAS 141(R)’’). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. In general, the statement (1) broadens the guidance of SFAS 141, extending its applicability to all events where one entity obtains control over one or more other businesses, (2) broadens the use of fair value measurements used to recognize the assets acquired and liabilities assumed, (3) changes the accounting for acquisition related fees and restructuring costs incurred in connection with an acquisition and (4) increases required disclosures. In addition, SFAS 141(R) will require changes in valuation allowances associated with business combinations to be recognized in tax expense rather than in goodwill. The Company will adopt this statement effective January 1, 2009.

In March 2008, the FASB issued SFAS No. 161 ‘‘Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.’’ The new standard requires additional disclosures regarding a company’s derivative instruments and hedging activities by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires disclosure of derivative features that are credit risk-related, as well as

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

cross-referencing within the notes to the financial statements to enable financial statement users to locate important information about derivative instruments, financial performance and cash flows. The standard is effective for our fiscal year and interim periods within such year beginning January 1, 2009, with early application encouraged. The principal impact from this standard will be to require us to expand our disclosures regarding our derivative instruments.

3.    Property and Equipment

Property and equipment consists of the following:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
Computer equipment	$39,721	$39,763	$40,770
Telecommunications equipment	45,675	50,442	51,692
Software	32,375	33,569	36,093
Furniture and equipment	9,189	10,436	10,686
Leasehold improvements	22,595	23,447	23,733
	149,555	157,657	162,974
Less: accumulated depreciation and amortization	(70,971)	(97,121)	(105,891)
	78,584	60,536	57,083
Construction in progress	1,556	2,212	2,527
	$80,140	$62,748	$59,610

We lease telecommunications and office equipment under various capital leases through 2013. All assets leased under these equipment agreements have been capitalized, and the related obligations are reflected in the accompanying consolidated financial statements based upon the present value of future minimum lease payments.

The net book value of assets recorded under capital leases amounted to $1,268, $1,063 and $1,542 net of accumulated amortization related to those assets of $788, $994 and $1,046 as of December 31, 2006 and 2007 and March 31, 2008, respectively. Depreciation expense, including amortization expense for assets recorded under capital leases, amounted to $17,279, $26,390 and $29,828 for the years ended December 31, 2005, 2006 and 2007, respectively, and $6,403 and $7,116 for the three months ended March 31, 2007 and 2008, respectively.

Interest costs are generally not capitalized as the construction projects related to leasehold improvements are of a short-term duration (three months or less).

4.    Goodwill and Intangible Assets

Under FAS 142, goodwill is assigned to specific reporting units for purposes of the annual or event-driven impairment assessment. The Company’s reporting units at December 31, 2006 and 2007 are its operating segments. See note 15.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

The Company’s reporting units which have goodwill and changes between periods are as follows:

	Excell	Conduit	Total
Balance at January 1, 2006	$—	$—	$—
Acquisitions	16,400	62,000	78,400
Foreign currency translation	—	5,034	5,034
Balance at December 31, 2006	16,400	67,034	83,434
Purchase price adjustments	201	1,296	1,497
Foreign currency translation	—	7,737	7,737
Balance at December 31, 2007	16,601	76,067	92,668
Purchase price adjustments	—	(217)	(217)
Foreign currency translation	—	2,161	2,161
Balance at March 31, 2008 (unaudited)	$16,601	$78,011	$94,612

As a result of acquisitions completed in 2006 (see note 6), the Company recorded goodwill of $62,000 for the Conduit acquisition and $16,400 for the Excell acquisition. The changes in goodwill from the acquisition dates through December 31, 2006 and 2007 and through March 31, 2008 consist principally of foreign currency translation. The purchase accounting adjustments consist of certain changes in estimate primarily related to planned redundancies and deferred taxes related to acquired net operating loss carryforwards.

The following table provides information regarding the Company’s intangible assets:

	Exclusive Registration Rights	Customer Relationships	Trademarks and Tradenames	Patents	Total
Gross carrying amount
Balance at January 1, 2006	$4,013	$—	$—	$1,628	$5,641
Acquisitions:
Conduit	22,000	15,000	2,000	4,000	43,000
Excell	—	21,000	2,000	3,000	26,000
1818	5,875	—	—	—	5,875
Other	—	—	771	—	771
Foreign currency translation	684	42	29	92	847
Balance at December 31, 2006	32,572	36,042	4,800	8,720	82,134
Other	1,878	—	40	257	2,175
Impairment write-down	(670)	—	—	—	(670)
Foreign currency translation	1,936	851	190	501	3,478
Balance at December 31, 2007	35,716	36,893	5,030	9,478	87,117
Other	52	—	—	—	52
Foreign currency translation	2,586	640	117	465	3,808
Balance at March 31, 2008 (unaudited)	$38,354	$37,533	$5,147	$9,943	$90,977

During 2007, the Company finalized its assessment of the exclusive registration rights related to the purchase of 1818 Auskunft, AG, Zurich, including the tax deductibility of these assets. As a result,

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

the Company recognized a deferred income tax liability of $1,878 million with an associated increase in the exclusive registration rights indefinite lived intangible asset.

The following table provides information regarding the Company’s accumulated amortization of intangible assets:

	Customer Relationships	Trademarks and Tradenames	Patents	Total
Accumulated amortization
Balance at January 1, 2006	$—	$—	$607	$607
Amortization expense	906	224	622	1,752
Foreign currency translation	456	104	9	569
Balance at December 31, 2006	1,362	328	1,238	2,928
Amortization expense	2,854	786	1,008	4,648
Foreign currency translation	78	67	90	235
Balance at December 31, 2007	4,294	1,181	2,336	7,811
Amortization expense	591	98	199	888
Foreign currency translation	85	31	94	210
Balance at March 31, 2008 (unaudited)	$4,970	$1,310	$2,629	$8,909

Total amortization expense for other intangible assets for the years ended December 31, 2005, 2006 and 2007 was $149, $1,752 and $4,648 respectively, and $1,426 and $885 for the three months ended March 31, 2007 and 2008, respectively, which was included in income (loss) from operations. Annual amortization expense associated with acquired intangible assets is estimated to be $4.6 million for each of the next five years.

The ranges of useful lives (in years) of acquired definite-lived intangibles are as follows:

	Customer Relationships	Trademarks and Tradenames	Patents
Aquired intangibles – Conduit	14	10	12
Acquired intangibles – Excell	7 - 14	10	17

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

5.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
Compensation and related benefits	$18,530	$17,935	$15,954
Business taxes and value-added tax	10,373	10,747	9,883
Telecommunication and data costs	8,116	10,894	9,914
Marketing fees	7,831	8,308	9,925
Interest	3,547	160	193
Professional fees	3,097	4,615	4,758
Deferred income, including grants	2,160	8,619	8,865
Facilities	990	584	1,220
Outsourced services	2,847	1,919	2,244
Other	9,575	10,779	9,418
Total	$67,066	$74,560	$72,374

From time to time, we have received governmental grants to assist with funding for projects that promote job creation and workforce development. We have received grants totaling approximately $9,211. Such amounts are recognized as either a reduction of expense or other income as wages are incurred or as purchased equipment is being depreciated. Approximately $2,219 and $1,610 is classified as deferred income within accrued expenses on the balance sheets at December 31, 2006 and 2007, respectively, and $1,314 at March 31, 2008, and we have recognized grant income of $732, $1,841, and $1,027 for the years ended December 31, 2005, 2006 and 2007 and $311 and $967 for the three months ended March 31, 2007 and 2008, respectively, related to these grants. We have a grant receivable at March 31, 2008 of $87 related to one state grant program as amounts are reimbursed based on incurred qualified expenses.

6.    Business Acquisitions

On April 12, 2006, our wholly owned subsidiary, GMJH Holdings Limited, acquired all of the outstanding stock of Kandel Limited (d/b/a Conduit) (‘‘Conduit’’) of Dublin, Ireland for approximately $115.7 million, including $1.7 million in acquisition costs. Conduit is one of Europe’s leading directory assistance businesses with call centers in Ireland, Austria, Switzerland and the U.K. The purpose of the acquisition of Conduit was to expand our geographic coverage of Europe, specifically into Ireland, Switzerland and Austria, to acquire Conduit’s established Internet and advertising business capabilities, to acquire Conduit’s dial strings, trademarks and domain names, and to take advantage of significant synergies between Conduit and our European segment, particularly in the U.K.

The acquisition was financed through a $1 million payment from our wholly owned Luxembourg subsidiary, a $10 million payment from an independent venture capital firm and a drawdown of 84 million euros (approximately $103 million) under the amended and restated Credit Facility, dated April 11, 2006 (see note 7). Immediately after the acquisition of Conduit, we exercised our right to purchase the independent venture capital firm’s ownership interest in Conduit by issuing 833,334 shares of Series G Convertible Preferred Stock valued at $12 per share.

The acquisition has been recorded under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations (‘‘SFAS 141’’), which requires that the total consideration paid for Conduit be allocated to the assets acquired, both tangible and intangible, and liabilities assumed, based on their fair values. The results of operations of Conduit have been included in our consolidated financial statements since April 12, 2006.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

The following table summarizes the allocation of the purchase price of Conduit:

Assets acquired:
Property and equipment	$16,500
Other net tangible assets	5,000
Deferred tax liability	(10,800)
Intangible assets:
Trademarks and trade names (estimated lives, ten years)	2,000
Patents (estimated lives, twelve years)	4,000
Customer relationships (estimated lives, fourteen years)	15,000
Registration rights (indefinite life)	22,000
Goodwill	62,000
$115,700

On September 13, 2006, we acquired Operator Service Company, LLC (d/b/a Excell Services) (‘‘Excell’’) of Lubbock, Texas, for approximately $50.7 million, including $0.9 million in acquisition costs. The purpose of the acquisition was to strengthen our North American segment’s ability to offer a broader range of directory assistance services to a wider range of corporate customers, to add product categories that utilize directory assistance capabilities, including customer care, and to reap significant synergies between Excell and our North American segment.

The acquisition has been recorded under the purchase method of accounting in accordance with SFAS 141, which requires that the total consideration paid for Excell be allocated to the assets acquired, both tangible and intangible, and liabilities assumed, based on their fair values. The results of operations of Excell have been included in our consolidated financial statements since September 13, 2006. The following table summarizes the allocation of the purchase price of Excell:

Assets acquired:
Property and equipment	$6,300
Net tangible assets	2,000
Intangible assets:
Trademarks and trade names (estimated lives, ten years)	2,000
Patents (estimated lives, seventeen years)	3,000
Customer relationships (estimated lives, seven to fourteen years)	21,000
Goodwill	16,400
$50,700

On October 6, 2006, we acquired 100% of the stock of 1818 Auskunft, AG, Zurich, (‘‘1818’’), a Swiss company, from Telegate AG, a German company for 4.5 million euros (approximately $5.9 million). The primary asset of 1818 was the exclusive use to the registration rights of the dial string 1818 that is used for directory assistance in Switzerland. There were minimal operations of the company during its operating history. The purchase price consisted of a cash payment of 3.25 million euros (the ‘‘Fixed Purchase Price’’) and 1.25 million euros (the ‘‘Variable Purchase Price’’) to be paid quarterly based on a rate of .08 euro per call in excess of a 1,500,000 qualifying calls in each quarter continuing for so many quarters and years until the full Variable Purchase Price has been paid, limited to fifteen years. The full amount of the purchase price has been recorded as Registration Rights in the financial statements. Registration Rights generally have an indefinite life and therefore are not amortized.

The following table shows the unaudited pro forma combined operating revenues, net, net loss attributable to common stockholders and net loss per share attributable to common stockholders for

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

the years ended December 31, 2005 and 2006, as if we had completed the acquisitions of Conduit and Excell as of January 1, 2005. The pro forma data give effect to actual operating results prior to the acquisitions and adjustments to interest expense, amortization of intangible assets and income taxes. No effect has been given to cost reductions or operating synergies in this presentation. Also, a change in ownership bonus of $2.7 million paid to selling stockholders and certain employees of Excell is included in the 2006 pro forma net loss. These pro forma amounts do not purport to be indicative of the results that would have actually been achieved if the acquisitions had occurred as of the beginning of the periods presented or that may be achieved in the future.

	2005	2006
Operating revenues, net	$421,469	$558,423
Net loss	$(10,341)	$(24,504)
Preferred dividends	—	(179,253)
Net loss available to common stockholders	$(10,341)	$(203,757)
Net loss per share available to common stockholders – basic and diluted	$(0.47)	$(1.10)

7.    Line of Credit and Long-Term Debt

On April 11, 2006, we entered into an amended and restated credit agreement comprising a revolving commitment of $200 million and term loan of $100 million. The revolving line of credit consisted of a $50 million Domestic Revolving Committed Amount (‘‘Domestic Revolver’’) and a $150 million Foreign Revolving Committed Amount (‘‘Foreign Revolver’’). The agreement permitted us to reallocate the total amount available under the revolving commitment between the Domestic Revolver and the Foreign Revolver once per quarter. In April 2007 we reallocated the amount available under the revolving commitment such that the amount available under the Domestic Revolver is $85 million and the amount available under the Foreign Revolver is $115 million. In addition, subject to certain terms and conditions, the agreement permitted us to increase the total amount available under the revolver by $50 million. The April 11, 2006 amended and restated credit agreement had a five-year term. Our U.K. and Luxembourg subsidiaries can borrow under the agreement in various currencies. We immediately borrowed 84 million euros (approximately $103 million) as part of the financing of the acquisition of Conduit (see note 6). Borrowings under this amended and restated credit agreement bore interest at a base rate plus an applicable margin or the British Bankers Association LIBOR rate plus an applicable margin. Borrowings were secured by substantially all of our assets, including shares of certain subsidiaries. We pay a fee ranging from 0.30% to 0.50% annually on the unused portion of the facility.

On December 1, 2006, we entered into an Amended and Restated Credit Agreement that increased our loan capacity to $160 million for a Domestic Tranche B (‘‘Domestic Tranche B’’) term loan and 90 million euro for a Foreign Tranche B (‘‘Foreign Tranche B’’) term loan (collectively, the ‘‘Tranche B Loans’’). Under this December 1, 2006 agreement, we are permitted to request a $50 million increase under the revolving agreement and/or the Tranche B Loans. The Tranche B loans are repayable in quarterly installments of ¼ of 1% of the original principal amount ($400 for the Domestic Tranche B and 225 euro or approximately $297 for the Foreign Tranche B Loan) with the balance due at maturity. The Tranche B Loans mature on December 1, 2012.

On December 1, 2006, we also entered into a seven-year Term Loan Credit Agreement (‘‘Term Loan’’) for $125 million. The entire principal balance under this Term Loan is due at maturity, which is December 1, 2013.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

We immediately borrowed the full amount available under Tranche B loans (approximately $278.2 million), $125 million under the Term Loan and approximately $2 million under the revolver to: 1) refinance existing indebtedness of $105 million; 2) make a special one-time dividend distribution to the preferred and common stockholders of approximately $297 million (see note 11); and 3) pay $4.0 million in management bonuses.

Revolver and term loan borrowings under the amended and restated credit agreement are made as either Base Rate loans or Eurocurrency loans. At the time of the borrowings, we select maturities of one, two, three or six months for interest rate purposes. Borrowings under the revolver and Tranche B loans bear interest at the base rate or Eurocurrency rate, based on the loan designation, plus the applicable margin based on our leverage ratio. The applicable margins are as follows:

	Base Rate Loans	Eurocurrency Rate Loans
Revolver	1-2%	2-3%
Tranche B	2.25%	3.25%

The base rate for the Amended and Restated Credit Agreement is the higher of the Fed Funds rate plus ½ of 1% or the bank’s prime rate. The Eurocurrency rate is the British Bankers Association LIBOR rate.

Borrowings under the Term Loan are designated as Base Rate or Eurodollar loans. Interest on these borrowings is based on a base rate or Eurodollar rate plus an applicable percentage. The applicable percentage is 5.25% and 6.25% for base rate and Eurodollar rate, respectively. The base rate and the Eurodollar rate for the Term Loan are the same rates as those for the Amended and Restated Credit Agreement defined above.

The Amended and Restated Credit Agreement and the Term Loan Agreement require quarterly compliance with certain financial covenants, including certain leverage ratios and a fixed charge coverage ratio. We are in compliance with the covenants and ratios as of each of December 31, 2007 and March 31, 2008.

Fees and expenses related to the refinancing in April and December 2006 aggregated $11,114. We wrote off deferred financings costs totaling $4,371 related to these refinancings.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

Long-term debt and related interest rates are as follows:

	December 31,		March 31,
	2006	2007	2008
			(Unaudited)
Domestic Term Loan, interest at 11.62%, 11.45% and 11.08% at December 31, 2006 and 2007, and March 31, 2008, respectively	$125,000	$125,000	$125,000
Domestic Tranche B, interest at 8.62%, 8.45% and 8.06% at December 31, 2006 and 2007, and March 31, 2008, respectively	160,000	158,400	158,000
Foreign Tranche B, interest at 6.87%, 7.98% and 8.02% at December 31, 2006 and 2007, and March 31, 2008, respectively.	118,759	124,404	134,112
Domestic Revolver, interest at 7.92%, 6.82% and 5.12% at December 31, 2006 and 2007, and March 31, 2008, respectively	45,800	33,000	33,000
Foreign Revolver, interest at 6.14% at December 31, 2006	47,398	—	—
Capitalized lease obligations	2,059	1,392	1,693
Total debt outstanding	499,016	442,196	451,805
Less: current portion	3,403	3,172	3,380
	$495,613	$439,024	$448,425

The U.S. Term loan and the U.K. Term loan outstanding at December 31, 2005 were repaid in 2006 with the proceeds of the April 11, 2006 Amended and Restated Credit Agreement. The amounts borrowed under the Amended and Restated Credit Agreement dated April 11, 2006 were fully repaid with the proceeds of the December 1, 2006 Amended and Restated Credit Agreement.

Aggregate annual maturities of long-term debt and capitalized lease obligations as of December 31, 2007 are as follows:

	Long-Term Debt	Capitalized Lease Obligations
2008	$2,914	$413
2009	2,914	333
2010	2,914	305
2011	35,914	305
2012	271,148	305
Thereafter	125,000	51
Total	$440,804	1,712
Less: amount representing interest		320
Total		$1,392

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

8.    Cash Flow Hedging and Foreign Currency Strategy

To protect against an increase in interest rates charged on certain outstanding variable-rate long-term debt, we had previously entered into four interest rate swap contracts that effectively converted floating-rate debt to a fixed-rate basis. No interest rate swap contracts were outstanding as of December 31, 2006 or 2007 or March 31, 2008.

During 2005, 2006 and 2007, we entered into forward contracts to hedge foreign currency cash flow transactions that expire within one year. However, we did not designate these forward contracts as hedge instruments. The fair value of the forward contracts outstanding is recognized in prepaid expenses and other current assets if it is an asset and in accrued expenses if it is a liability. The fair value of the forward contracts outstanding was an asset (liability) of $(139) and $665 as of December 31, 2006 and 2007, respectively, and $511 as of March 31, 2008. As a result of these contracts, we recognized gains (losses) of $810, $(538) and $628 for the years ended December 31, 2005, 2006 and 2007, respectively, and $(14) and $16 for the three months ended March 31, 2007 and 2008, respectively, in other income (expense), net.

9.    Restructuring and Severance Expenses

From time to time, we make strategic decisions to relocate facilities and reduce employee headcounts to reduce variable operating costs. During 2006, we announced the closure of one of three call centers operating in San Antonio, Texas (‘‘Texas 1’’). The workforce in Texas 1 was reduced through normal attrition and through the transfer of remaining employees to the two other San Antonio, Texas call centers to fill positions that opened there due to normal attrition. As the reduction in workforce was accomplished through normal attrition, there was no termination or severance expense associated with this closure. The Texas 1 facility remained idle after all employees had either terminated through attrition or were transferred.

Subsequent to the acquisition of Excell, we relocated the existing staff of Excell’s, San Antonio, Texas call center to the Texas 1 facility. Existing equipment was also transferred from the Excell facility to Texas 1. Costs incurred in relocating the equipment was expensed as incurred in the fourth quarter of 2006.

During the third and fourth quarters of 2006, we announced a reduction in workforce initiative affecting approximately 30 and 130 employees, respectively. Employees identified were entitled to severance and termination pay under existing company plans generally based on length of service, with a minimum severance payment of three months salary and a maximum severance payment of a full year salary. All employees were terminated prior to December 31, 2006 with the severance payments made prior to December 31, 2006. Termination and severance pay recorded in the third and fourth quarters of 2006 were $1,857 and $225, respectively. Operating costs included $646 in termination and severance costs with selling, general and administrative costs including $1,436, all of which are included in the North America segment.

On January 8, 2007, we provided approximately 300 employees at the Arizona call center with a 60-day notice that the facility was closing. The closing date was March 9, 2007. Employees could terminate their employment at will and will receive payment of their accrued paid time off balances. Severance pay, which is being paid to a minimum number of the call center’s management staff, was $125 and recorded as an expense during the year ended December 31, 2007. The facility will remain open to warehouse certain telephony equipment.

Remaining unpaid amounts for restructuring and severance expenses included in accrued expenses at December 31, 2006 and December 31, 2007 are approximately $663 and $200, respectively, and $30 at March 31, 2008.

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

10.    Convertible Preferred Stock

We are authorized to issue 36,022,200 shares of preferred stock. The preferred stock is divided into seven series, designated Series A through Series G. Those series were issued in 1992, 1994, 1995 (Series C and D), 2002, 2003, and Series G in 2004 and 2006, respectively.

On April 12, 2006, in connection with the acquisition of Conduit, we increased the number of authorized shares of Series G from 2,000,000 to 3,000,000 and issued 833,334 shares of Series G Convertible Preferred Stock to an independent venture capital firm. These shares were valued at $12 per share, or $10 million in the aggregate.

Conversion

The holders of all series of preferred stock have the right, at any time, to convert such shares into common stock on a share-for-share basis. All outstanding shares of Series A, Series B, Series C, and Series D Preferred Stock automatically convert into common stock upon either (a) the consummation of a firm commitment of an underwritten public offering of our common stock where the gross proceeds from the offering are not less than $12 million; (b) the affirmative vote of the holders of a majority of the outstanding shares Series A through Series D preferred stock; or (c) at such time as less than 15% of the shares of preferred stock sold and issued prior to March 27, 1995 (through Series D) remain outstanding. In the event the Series A and Series B shares are converted into common stock, the holders shall not be entitled to receive any unpaid dividends.

All outstanding shares of Series E, Series F, and Series G Preferred Stock shall automatically convert into common stock upon either (a) the consummation of a firm commitment of an underwritten public offering of our common stock where our aggregate market capitalization of the Company on the date of completion of such offering is greater than $300 million and the aggregate gross proceeds from the offering are not less than $40 million; (b) the affirmative vote of the holders of a majority of the outstanding shares of the Series E, Series F, and Series G Preferred Stock; or (c) at such time as less than 15% of the shares of Series E, Series F, and Series G Preferred Stock remain outstanding.

We have reserved 36,022,200 shares of common stock for issuance upon the conversion of all series of preferred stock that have been authorized.

Dividends

The holders of Series A, Series B, Series C, and Series D Preferred Stock are entitled to receive annual dividends at the rate of $0.01, $0.0175, $0.0432, and $0.0756 per share, respectively, at the discretion of the Board of Directors. We may not pay dividends to either the Series E, Series F, or Series G stockholders or the common stockholders unless and until a dividend has been paid or set aside on account of all shares of preferred stock outstanding. Dividends on shares of all series are noncumulative. There were no declared dividends during the year ended December 31, 2007 or the three months ended March 31, 2008, but a special one-time dividend was declared in 2006 (see note 11).

Voting Rights

The holders of the Series A through Series F preferred shares will vote as a separate class with respect to the election of directors (able to elect two of the six directors). The holders of the Series G preferred shares are able to elect one of the six directors. The holders of the Series A through Series G preferred shares will vote together with common stockholders on an as-if-converted basis on all kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

other matters. kgb cannot, without the affirmative vote of a majority in interest of the holders of the outstanding preferred stock, authorize or issue any additional shares of preferred stock, merge with any corporation, or sell substantially all of its assets unless it is the surviving entity.

Liquidation Preference

In the event of a liquidation of kgb, the holders of the Series E, Series F, and Series G Preferred Stock shall first be entitled to receive a liquidation preference of $3.78, $4.63, and $6.00 per share, respectively. After payment of the Series E, Series F, and Series G liquidation preference, the holders of Series A, Series B, Series C, and Series D preferred shares are entitled to a liquidation preference of $0.125, $0.21875, $0.54, and $0.945 per share, respectively, and may be increased to include any declared and unpaid dividends. A merger or consolidation of kgb, except where kgb is the surviving entity, or a sale of all or substantially all of the Company’s assets, will be treated in the same manner as a liquidation.

Forced Sale Options

Within 12 months of the termination of the employment of an identified officer of kgb for any reason, the holders of a majority of the Series E, Series F, and Series G Preferred Stock, voting together as a class, may serve notice to us which will force us to attempt to sell substantially all of our assets or arrange the purchase of control of our stock within six months of the notice. We believe that such events disclosed above are not probable of occurring prior to January 1, 2009.

11.    Special Dividend

On November 27, 2006, the Board of Directors declared a one-time special dividend of approximately $297 million payable at $5.48 per share to holders of Series A through Series G Convertible Preferred Stock and the holders of the common stock. The dividend payment was made on December 1, 2006 and was funded with proceeds from the December 1, 2006 Amended and Restated Credit Agreement and the Term Loan Credit Agreement (see note 7).

12.    Award of Common Stock

Pursuant to a unanimous ‘‘Action by Stockholders by Written Consent’’ dated November 20, 2006, on December 1, 2006, we awarded to the co-founder and Chief Executive Officer of kgb 2,838,662 shares of common stock. We valued the shares at $9.43 per share based on a share valuation determined with the assistance of an independent third party valuation firm, Empire Valuation Consultants, LLC. We recorded compensation expense of $26,768 relating to the award of the common shares, which is included in selling, general and administrative expense.

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

13.    Earnings Per Share

The following table provides a reconciliation of the numerators used in computing basic and diluted earnings (loss) per share (in thousands, except per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
Basic earnings per share:
Net income (loss)	$1,763	$(20,790)	$42,430	$7,342	$15,264
Preferred dividends	—	(179,253)	—	—	—
Net income attributable to common shares	$1,763	$(200,043)	$42,430	$7,342	$15,264
Basic earnings per share	$0.08	$(8.99)	$1.75	$0.30	$0.63
Weighted average number of basic shares	22,018,000	22,260,000	24,294,000	24,276,000	24,304,000
Diluted earnings per share:
Net income	$1,763	$(20,790)	$42,430	$7,342	$15,264
Preferred dividends	—	(179,253)	—	—	—
Net income attributable to common shares	$1,763	$(200,043)	$42,430	$7,342	$15,264
Diluted earnings per share	$0.03	$(8.99)	$0.73	$0.13	$0.26
Weighted average number of diluted shares	55,753,000	22,260,000	58,260,000	57,736,000	58,399,000

The following table shows the weighted average number of common shares used as denominator in computing basic and diluted earnings (loss) per share:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(Unaudited)
Weighted average number of common shares outstanding-basic	22,018,000	22,260,000	24,294,000	24,276,000	24,304,000
Dilutive effect of:
Convertible preferred stock	31,869,000	—	32,703,000	32,703,000	32,703,000
Share-based compensation plans	1,866,000	—	1,263,000	757,000	1,393,000
Weighted average number of common shares outstanding-dilutive	55,753,000	22,260,000	58,260,000	57,736,000	58,399,000

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

As a result of the loss incurred for the year ended December 31, 2006, 32,703,000 shares of convertible preferred stock are anti-dilutive, and thus, excluded for purposes of calculating diluted earnings per share for such period. Weighted average common shares outstanding on a dilutive basis exclude 390,000, 2,428,000 and 1,045,000 shares of common stock for which options may be exercised for the years ended December 31, 2005, 2006 and 2007, respectively, and 570,000 and 845,000 for the three months ended March 31, 2007 and 2008, respectively, as they are anti-dilutive.

As discussed in note 12, we awarded the co-founder and Chief Executive Officer 2,838,662 shares of common stock on December 1, 2006. In accordance with SFAS No. 128 ‘‘Earnings Per Share’’ and the Securities and Exchange Commission Staff Accounting Bulletin No. 98, for purposes of determining earnings per share, these shares were treated as if they had been issued at the beginning of the first year for which the financial statements are presented.

14.    Stock Options

We adopted the 1996 Stock Plan, as amended and restated in 1999, 2000 and 2001 (the ‘‘1996 Plan’’), which authorizes the granting of both incentive and non-qualified stock options to employees and authorizes the granting of non-qualified stock options to consultants. The exercise price of a non-qualified stock option may be at any price established by the Board of Directors, but in the case of an Incentive Stock Option, it may not be less than the fair market value of a share of common stock as of the date the option is granted. Option terms are subject to the conditions prescribed by the Board of Directors. Generally, options vest over a period of five years and the term of each option may not exceed ten years. Under the 1996 Plan, all vested stock options are exercisable at any time. Certain restrictions on incentive stock options apply to persons possessing more than 10% of the voting power of all classes of our stock. Employees will generally have 90 days following termination of employment for reasons other than cause to exercise their options. Under option agreements that have been issued to date, options will terminate on the date an employee is terminated if the employee is terminated for cause. If the options are exercised under option agreements that have been issued to date, we have the right to repurchase the shares from the option holder at the then-existing fair market value of the common stock under certain circumstances specified in the option agreements. Upon a change in control, all options will be either assumed by a successor or, if not assumed, they will become fully vested. We have reserved 5,000,000 shares of common stock for which options may be granted.

We also have a 2006 Stock Incentive Plan (the ‘‘2006 Plan’’), and we have reserved 500,000 shares of common stock for which options may be granted. The 2006 Plan is intended to provide incentives to our officers, directors, employees and consultants (the ‘‘Participants’’), to encourage stock ownership and to obtain, retain and reward officers, directors, employees and consultants. The Stock Incentives can be made in any of the following forms: Incentive Stock Options, Non-Qualified Stock Options, Dividend Equivalent Rights, Performance Unit Awards, Stock Awards, Restricted Stock Units or Stock Appreciation Rights (‘‘SARS’’).

The 2006 Plan is administered by a committee of the Board of Directors (the ‘‘Committee’’). Awards under the 2006 Plan are either evidenced in a Stock Incentive Agreement or made subject to the terms of a Stock Incentive Program. Stock Incentives that are issued as Incentive Stock Options must be granted at a price that is not less than the fair market value on the date of the grant and expire ten years after the option is granted, subject to certain exceptions. In setting a Non-Qualified Stock Options exercise price at less than fair market value, the 2006 Plan requires the Committee to consider any adverse tax consequences that may affect participants under Section 409A of the Code. Each option granted as a Stock Incentive is exercisable as the Committee specifies at the time of the award and generally expires three months after termination of employment.

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

SARs entitle the Participants to receive the excess of the fair market value at the time of exercise over the exercise price. The Committee determines the exercisability of the SARs at the time of the issuance. The settlement of the SARS may be in the form of cash or shares of stock with a market value equal to the excess fair market value over the exercise price. During 2006, 195,000 SARs were granted under the Conduit Limited Long-Term Incentive Plan that entitle the holder to receive the excess of the fair value of our stock over the exercise price of $15 per share. The SARs have a five year vesting period and are exercisable upon the earlier of the time when the Company’s shares become listed on an exchange and their ten year contractual life. There were no SARs granted during the year ended December 31, 2007 and the three months ended March 31, 2008, however, 10,000 SARs were forfeited during 2007, resulting in 185,000 SARs outstanding at December 31, 2007 and March 31, 2008. In accordance with SFAS 123(R), these awards are being accounted for as a liability and were being measured at intrinsic value at each reporting date through the fourth quarter of 2007. As the intrinsic value of the stock was less than the exercise price at December 31, 2006, no expense was recorded related to these awards through December 31, 2006. In the fourth quarter of 2007 the Company filed an initial public offering with the Securities and Exchange Commission. Effective with this filing the Company is considered a public entity for purposes of applying the provisions of SFAS 123(R) and as such, re-measured these awards at fair value at December 31, 2007, in accordance with SFAS 123(R). The Company recognized a non-cash charge of approximately $270 in the fourth quarter of 2007 related to this change in accounting principle which is reflected in Selling, general and administrative expenses. The Company will re-measure its liabilities under share-based payment arrangements to fair value at each reporting date until settlement. Total expense of $759 and $118 has been recognized for the year ended December 31, 2007 and for the three months ended March 31, 2008, respectively.

Dividend Equivalent Rights are awarded to Participants and entitle the participants to receive payments from us in an amount determined by reference to any cash dividends paid on our common stock. Payment in respect to Dividend Equivalent Rights may be made in cash or shares of our common stock.

Performance Unit Awards entitle the Participant to receive, at a specified future date, payment in an amount equal to all or a portion of the value of a specified or determinable number of units as granted by the Committee. At the time of the grant, the Committee determines the base value of each unit, the number of units awarded and the Performance goals that are used to determine the ultimate payment value of the Performance Unit. Payment in respect to Performance Unit Awards may be made in cash or shares of our common stock.

The Committee may also make an award of shares of stock to the Participant with restrictions and conditions on the shares, if any, as determined by the Committee evidenced on the share certificates. The Stock Award may require a cash payment not to exceed the fair market value of the shares or may be granted without the requirement of a cash payment.

Restricted Stock Units entitle the Participants to receive at a future date or event, payment of an amount equal to all or a portion of the fair market value of the specified number of shares of stock granted in the award. Payment in respect to Restricted Stock Units may be made in cash of shares of our common stock.

On February 13, 2004, the Board of Directors approved a U.K. Inland Revenue Approved Subplan (the ‘‘UK Subplan’’). The purpose of the UK Subplan is to establish a plan that authorizes the granting of nonstatutory stock options pursuant to the 1996 Stock Plan to a director who devotes to his duties not less than 25 hours per week or employees who do not have a material interest in a close company as described by the UK Subplan. The exercise price of a stock option and the vesting period is the same as the Plan. Options shall not become exercisable until the earlier of a change in control, an initial public offering, or nine years and six months after the grant date.

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

The following table summarizes information about stock options outstanding:

	Options	Weighted Average Exercise Price	Aggregate Total Intrinsic Value
Outstanding at January 1, 2005	4,659,226	$4.64
Granted	490,000	9.14
Forfeited	(828,000)	4.54
Outstanding at December 31, 2005	4,321,226	5.17
Granted	610,000	14.06
Forfeited	(265,000)	8.49
Exercised	(2,253,726)	4.00
Outstanding at December 31, 2006	2,412,500	8.15
Granted	845,000	27.25
Forfeited	(238,000)	12.78
Exercised	(32,000)	4.66
Outstanding at December 31, 2007	2,987,500	13.22
Granted (Unaudited)	—
Forfeited (Unaudited)	10,000	4.00
Exercised (Unaudited)	—
Outstanding at March 31, 2008 (Unaudited)	2,977,500		$29,674
Exercisable at March 31, 2008 (Unaudited)	1,646,500		$26,760

The following table summarizes information about stock options outstanding at December 31, 2007:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$2.25	20,000	1.38	20,000
$4.00	585,000	3.49	585,000
$7.00	792,500	5.83	633,500
$9.00	300,000	7.50	130,000
$12.00	360,000	8.13	144,000
$15.00	35,000	8.35	7,000
$20.00	50,000	8.67	10,000
$27.25	845,000	9.91	—
	2,987,500		1,529,500

The weighted average exercise price of options that were exercisable at December 31, 2006 and 2007 was $5.67 and $6.55, respectively, and $6.97 at March 31, 2008. The weighted average contractual remaining life of options that were exercisable at December 31, 2006 and 2007 was 6.02 and 5.26 years, respectively, and 5.25 years at March 31, 2008.

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

For the year ended December 31, 2006, 2,253,726 options were exercised at an exercise price of $4.00 per share for which we received cash proceeds totaling $9,015, resulting in a total intrinsic value of the options exercised of $24 million. Tax benefits associated with the exercise of the stock options, totaling $8,157 have not been recognized as of December 31, 2006 and 2007 due to our current net operating loss position in the U.S. (see note 16).

For the year ended December 31, 2007, 7,000 and 25,000 options were exercised at exercise prices of $7.00 and $4.00, respectively, for which we received cash proceeds totaling $149, resulting in a total intrinsic value of the options exercised of $0.2 million.

Included in the 2006 option grants above were 200,000 of options granted to a non-employee. During 2007 the grantee became an employee of the Company and, as a result the Company re-measured this award and recorded additional compensation expense of approximately $190. There were no such grants in 2005 or 2007.

The Company recognized $397 and $2,300 in stock compensation expense during the year ended December 31, 2006 and 2007, respectively, and $625 during the three months ended March 31, 2008, related to stock option grants.

In November 2007, we awarded certain of our executives under our 1996 Plan options to purchase an aggregate of 435,000 shares of our common stock and under our 2006 Stock Incentive Plan options to purchase an aggregate of 410,000 shares of our common stock, in each case at an exercise price of $27.25 per share, which our board of directors determined was at or above the fair market value of our common stock at the time of the grant. With the exception of 300,000 options granted under the 1996 Plan, which will vest at the rate of 33 1/3% over three years, the remaining options under this award will vest at the rate of 20% over five years.

Restricted stock units entitle the participant to receive, at specified future dates, a specified number of shares of our common stock. At March 31, 2008, we had a restricted stock award outstanding to a non-employee director representing 3,669 shares and a grant date fair value of $23.22 per share. This award vests at the rate of 33 1/3% over three years. No expense was recognized for this award during the first quarter of 2008. There were no restricted stock awards outstanding during any prior period presented.

15.    Segment and Geographic Information

We provide information services to wireless and wireline telephone users and the online and mobile advertising markets as follows:

European Segment:    Our operating segments in Europe consist of the U.K., France, Italy and Conduit (which was acquired in April 2006 and consists of similar operations in Ireland, Switzerland and Austria). We provide branded directory assistance and branded enhanced voice and mobile information services to customers in these segments. These countries are similar in the nature of the services provided, the nature of the customers, the deregulated environment in each country, the similarity in the revenue streams and billing functions, the method of entry into the marketplace and the method used to maintain market share. In addition, we provide wholesale customer care call center services to businesses in the U.K., Austria and Ireland. We have aggregated these operating segments into one Europe reportable segment consistent with SFAS 131.

118//Media Segment:     During 2007, the Company began a separate, complementary European business, 118//Media, which provides European customers a bundled offering of voice, online, and mobile-text advertising services through the use of SMS and MMS messaging. This business is in a start up mode and the Company is incurring sales, marketing and product and business development costs in order to capitalize on the future potential of this marketplace.

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

North America Segment:    Our operating segments in North America consist of the U.S. and the Excell business (acquired in September 2006). Through our North America segment, we provide wholesale directory assistance and enhanced voice and mobile information services to wireless, wireline and VoIP corporate customers in the U.S. and Excell businesses. In addition, we provide wholesale customer care services. We have aggregated these operating segments into one North America reportable segment consistent with SFAS 131.

The Chief Operating Decision Maker and the Senior Executive Team regularly review the call volumes, operating revenues, operating margins, depreciation and amortization, and EBITDA relating to the activity in each of our operating segments. We evaluate the results of operations of each segment using Adjusted EBITDA, which is calculated by excluding non-cash expenses of depreciation, amortization and the one-time stock bonus of $26.8 million granted in December 2006 (see note 12). Adjusted EBITDA is used by the Company’s management to measure the segments’ performance and is not intended to report the segments’ operating results in conformity with accounting principles generally accepted in the United States.

Corporate overhead items and expenses are generally allocated to the segments based on call volume statistics. The accounting policies followed by the segments are the same as those described in note 2.

We operate two call centers in the Philippines for calls received in the United States and the U.K. Revenues and expenses associated with the calls processed in the Philippine call centers are allocated to the North American and European segments based on the relative volume of the calls processed. The Philippines assets aggregating $18,583, $16,019, and $14,469 at December 31, 2005, 2006 and 2007, respectively, and $12,925 at March 31, 2008, and have been allocated based on the relative volume of the calls processed.

The following tables represent key segment data:

Year ended December 31, 2005	North America	Europe	118//Media	Consolidated Total
Operating revenues, net	$149,043	$158,948		$307,991
Operating expenses	110,616	87,134		197,750
Selling, general and administrative expenses	23,128	84,891		108,019
Operating income (loss)	15,299	(13,077)		2,222
Depreciation, amortization, and accretion	11,747	5,742		17,489
Adjusted EBITDA	$27,046	$(7,335)		$19,711
Capital expenditures	$14,801	$13,346		$28,147
Segment assets	$75,229	$102,276		$177,505

kgb

Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

Year ended December 31, 2006	North America	Europe	118//Media	Consolidated Total
Operating revenues, net	$187,647	$311,466		$499,113
Operating expenses	139,728	182,491		322,219
Selling, general and administrative expenses	56,053	127,058		183,111
Operating income (loss)	(8,134)	1,917		(6,217)
Depreciation, amortization, and accretion	15,138	13,069		28,207
Non-cash stock compensation	19,648	7,120		26,768
Adjusted EBITDA	$26,652	$22,106		$48,758
Capital expenditures	$9,801	$11,887		$21,688
Segment assets	$140,986	$273,613		$414,599
Year ended December 31, 2007
Operating revenues, net	$206,291	$434,926	$8,003	$649,220
Operating expenses	156,728	219,201	4,859	380,788
Selling, general and administrative expenses	37,995	96,766	29,067	163,828
Operating income (loss)	11,568	118,959	(25,923)	104,604
Depreciation, amortization, and accretion	17,183	16,954	408	34,545
Adjusted EBITDA	$28,751	$135,913	$(25,515)	$139,149
Capital expenditures	$4,821	$4,897	$1,178	$10,896
Segment assets	$120,288	$299,522	$2,407	$422,217
Three Months Ended March 31, 2007 (unaudited)
Operating revenues, net	$52,050	$99,446	$806	$152,302
Operating expenses	39,403	51,516	729	91,648
Selling, general and administrative expenses	8,005	27,310	3,479	38,794
Operating income (loss)	4,642	20,620	(3,402)	21,860
Depreciation, amortization, and accretion	4,130	3,684	32	7,846
Adjusted EBITDA	$8,772	$24,304	$(3,370)	$29,706
Capital expenditures	$728	$392	$261	$1,381
Segment assets	$134,663	$272,534	$2,104	$409,301
Three Months Ended March 31, 2008 (unaudited)
Operating revenues, net	$47,971	$113,350	$5,769	$167,090
Operating expenses	37,166	54,607	2,585	94,358
Selling, general and administrative expenses	8,048	26,228	7,404	41,680
Operating income (loss)	2,757	32,515	(4,220)	31,052
Depreciation, amortization, and accretion	4,198	3,469	354	8,021
Adjusted EBITDA	$6,955	$35,984	$(3,866)	$39,073
Capital expenditures	$1,873	$394	$438	$2,705
Segment assets	$114,348	$334,173	$3,781	$452,302

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

The following is a reconciliation for each period of net income (loss) to consolidated adjusted EBITDA:

	Year ended December 31,			For the three months ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Net income (loss)	$1,763	$(20,790)	$42,430	$7,342	$15,264
Income tax expense	1,352	2,081	21,291	3,768	8,659
Income (loss) before income taxes	3,115	(18,709)	63,721	11,110	23,923
Loss on debt extinguishment	—	4,371	—	—	—
Other income, net	(1,281)	(3,163)	(2,437)	(296)	(2,788)
Interest income	(2,110)	(1,345)	(1,514)	(266)	(321)
Interest expense	2,498	12,629	44,834	11,312	10,238
Operating income (loss)	2,222	(6,217)	104,604	21,860	31,052
Depreciation, amortization, and accretion	17,489	28,207	34,545	7,846	8,021
Non-cash stock compensation	—	26,768	—	—	—
Adjusted EBITDA	$19,711	$48,758	$139,149	$29,706	$39,073

Geography: Consistent with the Company’s operating segments, the Company conducts business in three principal regions and generates revenues in two regions.

The following table presents our operating revenues, net for the following geographic regions:

	Year ended December 31,
	2005	2006	2007

North America	$149,043	$187,647	$206,291
Europe	158,948	311,466	442,929
Total	$307,991	$499,113	$649,220

The following table presents the net book value of our property, plant and equipment for the following geographic regions:

	December 31,
	2006	2007
North America	$30,391	$21,947
Europe	38,379	30,903
Asia	11,370	9,898
Total	$80,140	$62,748

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

16.    Income Taxes

The domestic and foreign components of pretax income (loss) are listed below:

	Year Ended December 31,
	2005	2006	2007
Domestic	$(4,517)	$(28,378)	$(29,388)
Foreign	7,632	9,669	93,109
Total	$3,115	$(18,709)	$63,721

The income tax expense (benefit) consists of the following:

	Year Ended December 31,
	2005	2006	2007
Current:
Federal	$40	$1	$49
State	(8)	—	868
Foreign	540	(103)	16,399
Total current	572	(102)	17,316
Deferred:
Federal	1,027	140	—
State	(162)	—	—
Foreign	(85)	2,043	3,975
Total deferred	780	2,183	3,975
Income tax expense	$1,352	$2,081	$21,291

In July 2007, the U.K.’s Finance Act of 2007, which includes amendments to existing tax law, was enacted. The most significant change to the tax law was a reduction in the U.K.’s statutory income tax rate. Effective April 1, 2008, the statutory income tax rate will be reduced from 30% to 28%. As a result, we recorded a $385 deferred tax benefit during 2007 related to the reduction in recorded deferred tax liabilities.

The reconciliation of the U.S. statutory income tax rate to the effective rate is as follows:

	Year Ended December 31,
	2005	2006	2007
U.S. statutory income tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	(3.3)	3.0	1.3
Valuation allowances	282.7	(73.6)	6.8
Effect of foreign operations	3.9	(5.0)	(6.3)
Nondeductible expenses	12.5	(2.6)	3.7
Benefits of tax holidays	(276.3)	34.2	(9.3)
Unrecognized tax benefits	—	—	1.8
Other, net	(10.1)	(1.1)	1.4
Effective tax rate	43.4%	(11.1)%	33.4%

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

Deferred tax assets and liabilities consist of the following:

	Year Ended December 31,
	2006	2007
Deferred tax assets:
Federal and state net operating loss carryforwards	$9,406	$8,696
Foreign net operating loss carryforwards	22,370	11,701
Federal tax credits	1,995	2,027
Deferred revenue	—	8,711
Deferred financing costs	1,555	1,266
Other, principally accruals and reserves	3,315	4,972
	38,641	37,373
Valuation allowance	(29,574)	(34,412)
Deferred tax assets, net of valuation allowance	9,067	2,961
Deferred tax liabilities:
Property and equipment	1,817	2,514
Intangible assets	9,855	8,610
Other	12	556
Total deferred tax liabilities	11,684	11,680
Net deferred tax liability	$(2,617)	$(8,719)

As of December 31, 2007, we have federal, state, and foreign net operating loss carryforwards, and federal tax credits with expiration dates as indicated:

	Amount	Expiration
Net operating loss carryforwards
Federal	$11,968	2025-2027
State	77,893	Various
France	6,338	None
Austria	6,976	None
Ireland	14,456	None
Italy	16,209	$1,570 expires in 2012; otherwise no expiration
Switzerland	6,900	2009-2012
Federal tax credits	2,027	Begin to expire 2018

We have provided full valuation allowances for state and federal net operating loss and tax credit carryforwards, and valuation allowances as appropriate for foreign net operating loss carryforwards at December 31, 2006 and 2007 to the extent that it is more likely than not that the deferred tax benefits may not be realized. During 2007, we decreased recorded valuation allowances related to deferred tax assets in certain countries within our Europe segment as we have concluded that it is more likely than not that such benefits will now be realized. At December 31, 2007, approximately $13,332 of the future tax benefits that may be recognized through reductions of valuation allowance will reduce goodwill. With respect to the goodwill as a result of our acquisitions completed in 2006, approximately $11,207 remains deductible for tax purposes at December 31, 2007. Under current accounting rules, any future reduction of this valuation allowance, due to the realization of the related

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

deferred tax assets, will reduce goodwill. In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, which is known as SFAS 141(R) and replaces SFAS 141. Upon adoption, effective January 1, 2009, SFAS 141(R) will require changes in valuation allowances associated with business combinations to be recognized in tax expense rather than in goodwill. See note 2 for additional information.

We have a tax holiday in the Philippines (0% rate) that is scheduled to expire in 2010. We will make every effort to obtain an additional tax holiday. The Philippines’ tax rate without the tax holiday is 5%.

We have not recorded a deferred tax asset of $8,157 relating to the exercise of employee stock options under SFAS 123R. This benefit will be realized and recorded through additional paid-in capital once the benefit for this deduction is realized.

As of December 31, 2007, deferred taxes have not been provided on approximately $101 million of cumulative undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. since we plan to keep such amount permanently invested overseas.

Effective January 1, 2007, we adopted FIN No. 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Adoption of FIN 48 did not have a material impact on our consolidated results of operations and financial position.

A reconciliation of unrecognized tax benefits is as follows:
Balance at January 1, 2007	$5,154
Additions for tax positions for the current year	285
Balance at December 31, 2007	$5,439

At December 31, 2007, there were $1,428 of total unrecognized tax benefits including interest and penalties, that, if recognized, would decrease the effective tax rate.

At December 31, 2007, it was reasonably possible that during the next twelve months the total amount of unrecognized tax benefits could decrease by up to $189.

We recognize penalties and interest accrued related to income tax liabilities in the provision (benefit) for income taxes in its consolidated statement of operations. Accruals for interest and penalties totaled $140 and $189 at December 31, 2006 and 2007, respectively, and $296 at March 31, 2008.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. A U.S. federal income tax audit is currently in process for the years 2004 through 2006 and a North Carolina audit is currently in process for the years 2003 through 2005. We are currently under audit in the United Kingdom for 2005. There are no other state or foreign income tax audits in process at this time.

17.    Employee Benefits

We have a qualified savings plan (the ‘‘Savings Plan’’) under Section 401(k) of the Internal Revenue Code. Participating employees may contribute a portion of their pretax earnings to the Savings Plan up to the lesser of 15% of their salary or $15 for employees under age 50 and those aged 50 and over can contribute up to $20. We match 25% of the employee’s first 6% of contributions. Our total matching contributions to the Savings Plan were $132, $238, and $344 for the years ended December 31, 2005, 2006 and 2007, respectively, and $86 and $57 for the three months ended March 31, 2007 and 2008, respectively.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

We also sponsor defined contribution plans in Europe including the U.K., France, Italy and Ireland. Aggregate expenses related to these defined contribution plans totaled approximately $521, $790 and $1,887 in 2005, 2006 and 2007, respectively, and $361 and $495 for the three months ended March 31, 2007 and 2008, respectively.

In July 2005, an Executive Compensation Deferral Plan was designed and implemented for the purpose of providing to a select group of management and highly compensated employees the opportunity to defer compensation on a pre-tax basis. We may make discretionary contributions to any one or all of the participants. Since the plan’s inception, we have not made any discretionary contributions. Such plan is non-qualified and unfunded at December 31, 2007. Amounts owed under this plan approximate $617 at December 31, 2006 and 2007, respectively, and $606 at March 31, 2008.

18.    Concentration of Credit Risk

There are two significant wireless carrier customer contracts in the United States. The Company’s U.K., Irish, Italian, French, Swiss and Austrian subsidiaries are required to have contractual relationships with interconnect providers and, therefore, do not bill customers directly. These wireless carrier customers and interconnect providers account for the following percentages of operating revenue, net and accounts receivable, net:

	Percent of Operating Revenues, Net			Percent of Accounts Receivable, Net
	2005	2006	2007	2005	2006	2007
Wireless carrier customers:
Customer A	15%	10%	8%	11%	4%	4%
Customer B	22	18	10	27	11	9
Interconnect provider:
Customer C (U.K.)	40	29	25	26	27	13
Customer D (U.K.)	—	—		—	—	6
Customer E (Italy)	2	2	1	14	2	1
Customer F (Ireland)	—	4	1	—	5	3
Customer G (France)	10	5	6	39	12	16

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

19.    Commitments and Contingencies

We occupy space and operate facilities in the United States, the U.K., Ireland, France, Switzerland, Austria, Italy, Canada and the Philippines pursuant to noncancelable operating leases expiring through 2013. Various leases permit us to extend the lease term for a period of up to five years. Future minimum payments required as of December 31, 2007 under noncancelable operating leases for office space, office equipment, and operating facilities, are as follows:

2008	$12,103
2009	9,345
2010	7,420
2011	6,207
2012	6,068
Thereafter	20,384
Total minimum lease payments	$61,527

We have also entered into contracts with communication companies for the use of telecommunication lines and related services through 2009. As of December 31, 2007, under the terms of these contracts, we are committed to incur annual minimum service charges as follows:

2008	$6,746
2009	2,091
2010	—
Total minimum lease payments	$8,837

Expense under these leases and contracts for the years ended December 31, 2005, 2006 and 2007 amounted to $20,896, $19,386 and $23,461 respectively, and $5,500 and $6,225 for the three months ended March 31, 2007 and 2008, respectively.

Based on a resolution of our Board of Directors, we are required to pay a cash bonus to selected executives upon the occurrence of a Change in Control, as defined in the 2006 Stock Incentive Plan, if those employees are still employed at that time. The total bonus that could be paid as a result of this resolution is $4.8 million.

We are involved in certain legal proceedings arising in the ordinary course of its business. We establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters. There can be no assurance that an adverse resolution of one or more matters will not have a material adverse effect on our results of operations. However, on the basis of information furnished by counsel and others, we do not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition or results of operations.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

20.    Allowance for Doubtful Accounts

The following table presents the activity in the allowance for doubtful accounts for the three years ended 2005, 2006 and 2007 and the three months ended March 31, 2008:

	Balance at Beginning of Year	Charged to expense	Purchase Accounting Adjustment (a)	Write offs	Balance at end of Year
Year ended December 31, 2005	$(128)	$(8)	$—	$(11)	$(125)
Year ended December 31, 2006	(125)	(1)	(385)	34	(477)
Year ended December 31, 2007	(477)	(404)	—	189	(692)
Three months ended March 31, 2008 (unaudited)	(692)	(784)	—	—	(1,476)

(a)	The purchase accounting adjustment represents an increase in the allowance for doubtful accounts recognized in Excell’s books in September 2006 in conjunction with the Excell purchase accounting to reserve for uncollectible accounts receivable at Excell.

21.    Fair Value Measurement

As discussed in Note 2, we adopted FAS 157 on January 1, 2008, which among other things, requires enhanced disclosures about assets and liabilities measured at fair value. Our adoption of FAS 157 was limited to financial assets and liabilities, which primarily relate to our foreign currency forward derivative contracts.

We utilize the market approach to measure fair value for our financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

FAS 157 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for indentical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

The following table represents our assets and liabilities measured at fair value on a recurring basis as of March 31, 2008 and the basis for that measurement:

	Total Fair Value Measurement March 31, 2008	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Assets	$511	$—	$511	$—

22.    Subsequent Event

The Company has filed a preliminary registration statement on Form S-1 with the Securities and Exchange Commission in anticipation of the Company and certain of its selling shareholders selling shares of common stock. Immediately prior to the consummation of such offering, the Company will effect a recapitalization to convert all outstanding shares of its common stock and its preferred stock into newly designated Class B common stock, par value $.01 per share. Simultaneously with the recapitalization, the Company will convert all of its outstanding stock options into options to acquire shares of its Class B common stock. The conversion ratio to be used in the recapitalization has not yet been determined. Following the recapitalization, the Company will have two classes of authorized common stock, Class A common stock, par value $.01 per share, and Class B common stock. Except with respect to voting and conversion, the rights of the holders of Class A common stock and Class B common stock will be identical. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible into one share of Class A common stock at any time at the option of the holder and automatically upon the occurrence of certain events described in the registration statement. All shares to be sold in the offering will be shares of Class A common stock. Immediately prior to the consummation of the offering, the shares to be sold by the selling stockholders will be converted from Class B common stock to Class A common stock on a one-for-one basis.

Prior to the consummation of the offering described above, the board of directors of the Company is expected to adopt, and the stockholders of the Company are expected to approve, a new stock incentive plan that will serve as a source for new equity incentive awards in respect of the Class A common stock. This new plan will be similar to the Company’s 2006 Stock Incentive Plan but will provide for grants in respect of shares of the Company’s Class A common stock. The share reserve under the 1996 Stock Plan, the U.K. Subplan and the 2006 Stock Incentive Plan will be frozen so that no new grants will be available under these plans, except to the extent shares are returned to the plans (i.e., due to forfeitures of prior grants).

On, March 28, 2008, as consideration for anticipated future service as a committee member of each of the audit, compensation and nominating and corporate governance committees, and for her proposed service as chair of the audit committee, Ms. Vanessa Wittman, a non-employee director, received (i) a one-time restricted common stock grant of 3,669 shares, granted pursuant to the 2006 Stock Incentive Plan, with one-third of the total shares granted vesting equally over three years, beginning with the first anniversary of the grant date, (ii) a choice between a common stock grant in the amount of 3,669 unrestricted shares and $100,000 in cash compensation, in either case payable quarterly, whereby Ms. Wittman elected to receive cash for the first quarterly installment, and (iii) the ability to purchase up to an additional 3,669 shares in common stock, which Ms. Wittman purchased. All share grants and purchases were made at $27.25 per share, which our board of directors determined was at or above the fair market value of the Company’s common stock at the time of each grant and purchase.

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Notes to Consolidated Financial Statements (continued)

Information as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 is unaudited
(in thousands, except share data)

For each year that Ms. Wittman remains a committee member of any committee of the board of directors to which she is appointed, Ms. Wittman will be paid, on a quarterly basis, a fee in the aggregate amount of $100,000 as compensation for her services. Ms. Wittman will be entitled to receive this compensation in either all cash or all common stock, to be determined solely at Ms. Wittman’s discretion.

Directors who are also employees of the Company will not receive compensation for their role as director.

On May 6, 2008, the Company acquired for $8.0 million in cash 49 issued and 78 pending U.S. and Canadian patents and related rights pertaining predominantly to the North American directory assistance market, including patents related to information services and directory assistance customer care. The Company intends to use these patents to help enhance its product offerings in its North American markets.

Shares

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Class A Common Stock

Goldman, Sachs & Co.
JPMorgan
Banc of America Securities LLC

PART II

 information not required in prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the Registrant in connection with the offer and sale of the securities being registered. All amounts are estimates except the registration fee.

SEC registration fee	$7,675.00
FINRA filing fee	25,500.00
Exchange listing fee	*
Blue Sky fees and expenses	*
Transfer agent’s fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*
Total	$ *

*	To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

Section 102(b)(7) of the General Corporation Law of the State of Delaware, or DGCL, permits a corporation in its certificate of incorporation to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends); or for transactions from which the director derived improper personal benefit. The Registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

The Registrant’s amended and restated bylaws provide that the Registrant must indemnify its directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

The statute provides that it shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the Registrant’s amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

The Registrant maintains insurance to protect itself and its directors, officers and representatives and those of its subsidiaries against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.

The proposed form of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended. All grants and issuances were made in reliance on Section 4(2) of the Securities Act of 1933. No grant or issuance involved underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.

1.    During 2004, the Registrant granted options to certain of its executive officers, consultants and other employees to purchase in aggregate 810,000 shares of the Registrant’s common stock pursuant to the Second Amended and Restated 1996 Stock Plan in respect of services rendered.

2.    During 2005, the Registrant granted options to certain of its executive officers, consultants and other employees to purchase in aggregate 490,000 shares of the Registrant’s common stock pursuant to the Second Amended and Restated 1996 Stock Plan in respect of services rendered.

3.    During 2006, the Registrant granted options to certain of its executive officers, consultants and other employees to purchase in aggregate 610,000 shares of the Registrant’s common stock pursuant to both the Second Amended and Restated 1996 Stock Plan and the 2006 Stock Option Plan in respect of services rendered. The Registrant also issued a total of 195,000 stock appreciation rights to four employees pursuant to the Conduit Limited Long Term Incentive Plan.

4.    During 2007, the Registrant granted options to certain of its executive officers, consultants and other employees to purchase in aggregate 845,000 shares of the Registrant’s common stock pursuant to both the Second Amended and Restated 1996 Stock Plan and the 2006 Stock Option Plan in respect of services rendered.

5.    On April 12, 2006, the Registrant issued 833,334 shares of Series G preferred stock to a stockholder for an aggregate purchase price of $10,000,008.

6.    On April 17, 2006, the Registrant issued 20,000 shares of the Registrant’s common stock to an executive officer for an aggregate purchase price of $80,000 pursuant to the exercise of stock options granted under the Amended and Restated 1996 Stock Plan and the Stock Option Agreement dated August 14, 2000.

7.    On November 24, 2006, the Registrant issued 2,233,726 shares of the Registrant’s common stock to Robert Pines, chairman of the board of directors and Chief Executive Officer, for an aggregate purchase price of $8,934,904 pursuant to the exercise of stock options granted under the Second Amended and Restated 1996 Stock Plan (subsequently amended to accelerate the vesting schedule). Subsequently, on December 1, 2006, the Registrant issued 2,838,662 shares of common stock to Mr. Pines in respect of services rendered.

8.    On February 7, 2007, the Registrant issued 7,000 shares of common stock to an employee for an aggregate purchase price of $49,000. On May 7, 2007, the Registrant issued 25,000 shares of common stock to another employee for an aggregate purchase price of $100,000. Each issuance was made pursuant to the exercise of stock options granted under the Second Amended and Restated 1996 Stock Plan.

9.     On March 28, 2008, the Registrant granted to a newly elected director 3,669 shares of the Registrant’s common stock pursuant to the 2006 Stock Option Plan, and issued to the same director an additional 3,669 shares of common stock for an aggregate purchase price of $99,980, in each case in respect of services to be rendered.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits. Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act of 1933.

(b)    Financial Statement Schedules.

All schedules have been omitted because the information to be set forth therein is not material, not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on May 20, 2008.

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By:	/s/ David Freedman
	Name:	David Freedman
	Title:	Global Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed below by the following persons in the capacities listed on the 20th day of May, 2008.

Signature	Title

*	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Robert A. Pines

/s/ David Freedman	Global Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

David Freedman

*	Director

Hazem Ben-Gacem

*	Director

Richard Kimball

*	Director

Thomas M. Steinberg

*	Director

Thomas Tisch

*	Director

Michael H. White

*	Director

Vanessa A. Wittman

* By	/s/ David Freedman
Name: David Freedman Title: Attorney-in-fact

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of kgb*
3.2	Form of Amended and Restated Bylaws of kgb*
4.1	Form of Stock Certificate for Class A Common Stock*
4.2	Form of Sixth Amended and Restated Investor Rights Agreement*
5.1	Opinion of Simpson Thacher & Bartlett LLP*
10.1	Amended and Restated Credit Agreement, dated as of April 11, 2006**
10.2	First Amendment to Amended and Restated Credit Agreement, dated as of December 1, 2006**
10.3	Term Loan Credit Agreement, dated as of December 1, 2006**
10.4	Second Amended and Restated 1996 Stock Plan**
10.5	First Amendment to the Second Amended and Restated 1996 Stock Plan, dated as of January 20, 2005**
10.6	Second Amendment to the Second Amended and Restated 1996 Stock Plan, dated as of August 29, 2006**
10.7	Form of Third Amendment to the Second Amended and Restated 1996 Stock Plan*
10.8	2004 U.K. Approved Subplan**
10.9	2006 Conduit Limited Long Term Incentive Plan**
10.10	2006 Stock Incentive Plan**
10.11	Form of First Amendment to the 2006 Stock Incentive Plan*
10.12	Form of 2008 Omnibus Incentive Plan*
10.13	Employment Letter of Christine Baumeister**
10.14	Employment Agreement of David Freedman**
10.15	Employment Letter of Mark Horgan**
10.16	Employment Agreement of Chris Moss**
10.17	Severance Agreement of John Maxwell**
10.18	Sale and Purchase Agreement of Kandel Limited (Conduit), dated February 27, 2006**
10.19	Purchase Agreement for Operator Service Company, LLC (dba Excell), dated August 30, 2006**
10.20	Subscription Agreement dated March 28, 2008 between INFONXX, Inc. and Vanessa Wittman
10.21	Stock Grant Agreement dated March 28, 2008 between INFONXX, Inc. and Vanessa Wittman

Exhibit Number	Description of Exhibit
21.1	Subsidiaries of kgb
23.1	Consent of Ernst & Young LLP
23.2	Consent of Empire Valuation Consultants, LLC**
23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)
24.1	Powers of Attorney**
24.2	Power of Attorney of Vanessa A. Wittman**

*	To be filed by amendment.
**	Previously filed.